As filed with the Securities and Exchange Commission on July __, 2013

Registration No. 333-[____]

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Form S-1

REGISTRATION STATEMENT UNDER
THE SECURITIES ACT OF 1933

ACCUSHARES COMMODITIES TRUST I

Sponsored by AccuShares Management LLC
(Exact name of Registrant as specified in its charter)

Delaware	6799	36-7629280
(State or other jurisdiction of	(Primary Standard Industrial	(I.R.S. Employer
incorporation or organization)	Classification Code Number)	Identification No.)

137 Rowayton Avenue, 4th Floor
Rowayton, CT 06853
203-989-4969
(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Wilmington Trust Company

Rodney Square North

1100 North Market Street

Wilmington, DE 19890

302-651-1000

(Name, address, including zip code, and telephone number, including area code, of agent for service)
Copies to:

Kathleen H. Moriarty, Esq.	Peter J. Shea, Esq.
Katten Muchin Rosenman LLP	Katten Muchin Rosenman LLP
575 Madison Avenue	575 Madison Avenue
New York, NY 10022	New York, NY 10022

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☒	Smaller reporting company ☐
(Do not check if a smaller reporting company)

Calculation of Registration Fee

Title of each class of securities to be registered	Proposed maximum aggregate offering price(1)	Amount of registration fee(2)
AccuShares Spot WTI Crude Oil Up Shares	$2,500,000	$345.00
AccuShares Spot WTI Crude Oil Down Shares	$2,500,000	$345.00
AccuShares Spot Brent Crude Oil Up Shares	$2,500,000	$345.00
AccuShares Spot Brent Crude Oil Down Shares	$2,500,000	$345.00
AccuShares Spot Natural Gas Up Shares	$2,500,000	$345.00
AccuShares Spot Natural Gas Down Shares	$2,500,000	$345.00
AccuShares Spot Copper Up Shares	$2,500,000	$345.00
AccuShares Spot Copper Down Shares	$2,500,000	$345.00
AccuShares GSCI Commodities Up Shares	$2,500,000	$345.00
AccuShares GSCI Commodities Down Shares	$2,500,000	$345.00
AccuShares Volatility Up Shares	$2,500,000	$345.00
AccuShares Volatility Down Shares	$2,500,000	$345.00

(1)	The proposed maximum aggregate offering price has been calculated assuming that shares are sold at a price of $25.00 per share.
(2)	The amount of the registration fee of the shares is calculated in reliance upon Rule 457(o) under the Securities Act of 1933 and using the proposed maximum aggregate offering price as described above.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said section 8(a), may determine.

The information in this prospectus is not complete and may be changed. The Trust may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to completion, dated  , 2013

PROSPECTUS

ACCUSHARES™ COMMODITIES TRUST I

	Proposed Maximum Aggregate Offering Price of Up Shares	Proposed Maximum Aggregate Offering Price of Down Shares
AccuShares Commodity Funds:
AccuShares Spot WTI Crude Oil Fund	$[ ]( )	$[ ]( )
AccuShares Spot Brent Crude Oil Fund	$[ ]( )	$[ ]( )
AccuShares Spot Natural Gas Fund	$[ ]( )	$[ ]( )
AccuShares Spot Copper Fund	$[ ]( )	$[ ]( )
AccuShares GSCI Commodities Fund	$[ ]( )	$[ ]( )
AccuShares Volatility Fund	$[ ]( )	$[ ]( )

AccuShares Commodities Trust I is a Delaware statutory trust organized by AccuShares Management LLC, the trust’s sponsor, into separate Fund series. The six Funds listed above will issue equal amounts of Up and Down Shares. Each Fund’s shares will represent fractional undivided beneficial interests in and ownership of that Fund only. Each Fund will separately offer its shares on a continuous basis and be listed on [Exchange].

The Funds are not intended to be used as long-term passive investment vehicles. The Funds are not appropriate for you if you do not intend to actively monitor and manage your holdings in the Funds before and immediately following each Fund distribution date.

The objective of each Fund is to track the changes in the spot prices of specified commodities or the price volatility of a broad-based equity index where such prices or volatility measures are published as index values (each an “Underlying Index”) by [  ] and [  ], which are unaffiliated with the Funds or the sponsor.

Each Fund will always create, distribute, maintain and redeem Up and Down Shares in equal amounts. A Fund shareholder’s exposure to changes in an Underlying Index will be achieved principally through the distribution of shares on prescribed distribution dates. A Fund’s Up Shares will be entitled to a distribution when the Fund’s Underlying Index has increased as of specified dates (“Regular Distributions”) or by a specified amount (“Special Distributions”). Similarly, a Fund’s Down Shares will be entitled to Regular or Special Distributions when the Underlying Index has declined. Share distributions will be pairings of Up and Down Shares having a total value equal to the favorable change experienced by the share class receiving the distribution in the Underlying Index since the previous distribution date or since the Fund’s inception in the case of the first distribution. The share class having an adverse experience from Underlying Index changes will receive no Regular or Special Distribution relating to changes in the Underlying Index and will experience dilution in value caused by the distribution to the opposing share class. Distributions may be wholly or partly in cash in lieu of shares at the sponsor’s discretion. A Fund may also engage in corrective distributions of shares (“Corrective Distributions”) if the Fund’s share classes’ exchange trading prices deviate persistently from the value per share representing their share class’ relative portion of the Fund’s liquidation value (“Class Value per Share”). See “Distributions and Distribution Dates.”

Each Fund will hold only cash, short-dated U.S. Treasuries or collateralized U.S. Treasury repurchases. No Fund will invest in commodities, futures, swaps, or other assets that may track its Underlying Index.

Each Fund will continuously offer and redeem its shares only in blocks of 25,000 Up Shares and 25,000 Down Shares (“Creation Units”). Only Authorized Participants may purchase and redeem Creation Units for cash. On or after the effective date of this offering, the initial Authorized Participant will, though it is under no obligation to do so, make initial purchases of two or more Creation Units of each Fund at an initial price per share of $[25.00].

Thereafter, shares of the Funds will be offered to Authorized Participants in Creation Units at each Fund’s Class Values per Share for each class. See “Creation and Redemption of Shares” and “Plan of Distribution.”

All other investors may only buy or sell a Fund’s shares on the [Exchange] at current market prices and may incur fees or brokerage commissions on their transactions. A Fund’s Up and Down Shares will trade separately.

Investing in the shares involves significant risks. See “Risk Factors” beginning on page [20].

Neither the Securities and Exchange Commission (“SEC”) nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

[                    ], 2013

The Funds are not suitable for all investors

The Funds are very different from most mutual funds, exchange traded funds, commodity pools and other exchange traded products. You should note that:

(1)	Down Shares are Unlike Other Traditional Fund Investments. The Down Shares of each Fund pursue investment goals which are inverse to the performance of its Underlying Index, a result opposite from the results of most mutual funds, exchange traded funds, and other exchange traded products.
(2)	Distributions can Reduce or Eliminate Your Desired Exposure to an Underlying Index. A Fund’s Regular and Special Distributions of shares, and of cash if the sponsor determines in its sole discretion to distribute cash in lieu of shares, will reduce your opportunity for gains arising from changes in the Fund’s Underlying Index in subsequent periods. Any Corrective Distribution will eliminate your opportunity for such gains in subsequent periods. On each date a Regular, Special or Corrective Distribution is deemed to occur (each a “Distribution Date”), gains will be distributed to investors typically in shares, although small cash distributions will probably occur for the value of fractional shares since no Fund will issue fractional shares. Regular and Special Distributions of shares will be made in equal quantities of Up Shares and Down Shares (or the cash value of such shares) only to the share class of the Fund whose Class Value per Share has increased since the beginning of the distribution measurement period that starts with the prior Distribution Date or the inception of Fund operations in the case of the first Distribution Date (the “Measuring Period”). Any portion of your Fund holdings in your portfolio that is represented by equal amounts of Up Shares and Down Shares will have no responsiveness to any changes in the level of the Fund’s Underlying Index since change in the relative Class Values per Share of each Up Share and each Down Share will exactly offset each other with respect to changes in the Underlying Index.
(3)	If You Seek to Maintain a Maximum Exposure to an Underlying Index, You May Need to Rebalance Your Fund Investments After Every Distribution. Investors wishing to maximize exposure to the Underlying Index (in either direction) or investors wishing to compound gains over one or more Distribution Dates must sell all shares of the class of shares they receive upon any distribution that opposes their intended exposure to the Underlying Index and use the sale proceeds (combined with any cash distributions) to invest in the class of shares aligned with their investment objectives.
(4)	Trading Prices and Trading Transaction Costs Will Adversely Impact Your Ability to Closely Track an Underlying Index through an Investment in the Shares of the Funds. There is no assurance that an investor will be able to execute purchases and sales at any consistent or desired trading price. For example, if you initially hold Up Shares in a Fund and the Fund’s Underlying Index has increased by the date for the next Regular Distribution, you will receive a Regular Distribution of an equal number of Up and Down Shares whose value will represent the increase in value of your original Up Shares caused by the increase over the Measuring Period in the Underlying Index as of the Distribution Date. If you wish to maintain a total positive exposure to the Underlying Index at the increased value of your original Up Shares after the Distribution Date, you will need to
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sell the Down Shares that were distributed to you and use the sale proceeds to purchase additional Up Shares on the exchange. Both your sale of the Down Shares and the purchase of additional Up Shares will occur at trading prices and not the Class Values per Share for such shares. Moreover, your transaction in the Fund’s shares may be subject to your broker’s commissions or other charges. The trading prices you receive and your transaction expenses may impede your ability to closely track the performance of an Underlying Index through an investment in the shares of the Funds.

The Funds are designed to be utilized only by sophisticated investors who are expected to monitor and manage their position in the shares not less frequently than each Distribution Date.

Investors who do not intend to actively manage and monitor their Fund investments at least as frequently as each Distribution Date should not buy shares of the Funds. There is no assurance that the Funds will achieve their objectives and an investment in a Fund could lose money. No Fund is a complete investment program.

None of the Trust or the Funds is a mutual fund or any other type of investment company within the meaning of the Investment Company Act of 1940, and none is subject to regulation thereunder. Moreover, neither the Trust, any Fund nor the sponsor is subject to regulation under the Commodities Exchange Act or by the Commodity Futures Trading Commission (“CFTC”).

The shares of a Fund are neither interests in nor obligations of any of the sponsor, the Trust’s trustee or any of their respective affiliates. The shares are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

REGULATORY NOTICES

You should rely only on the information contained in this prospectus or to which we have referred you. We do not authorize anyone to provide you with information that is different.

This prospectus does not constitute an offer or solicitation to sell or a solicitation of an offer to buy, nor shall there be any offer, solicitation, or sale of the shares in any jurisdiction in which such offer, solicitation, or sale is not authorized or to any person to whom it is unlawful to make any such offer, solicitation, or sale.

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ACCUSHARES COMMODITIES TRUST I

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AccuShares™ is a trademark of AccuShares Holdings LLC.

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SUMMARY

The following is only a summary of portions of this prospectus. You should carefully read the entire prospectus before investing in any Fund’s shares. The definition of certain capitalized terms may be found in the “Glossary of Certain Terms” in Appendix G appearing before the back cover of this prospectus.

Overview

AccuShares Commodities Trust I is a Delaware statutory trust (the “Trust”) organized on [         ], 2013 into separate, segregated series. The Trust may from time to time offer to sell shares of beneficial interest of any or all of the six series of the Trust listed on the cover of this prospectus (each, a “Fund” and collectively, the “Funds”). The shares of each Fund represent a beneficial interest in and ownership of the assets of that Fund only. The Trust may in the future offer shares of additional fund series. The term of the Trust and each Fund is perpetual unless terminated earlier by the Trust’s sponsor, AccuShares Management LLC (the “Sponsor”). See “Description of the Shares & Certain Material Terms of the Trust Agreement.”

The shares of each Fund are designed for investors who want a cost-effective, targeted and transparent exposure to various commodity spot prices and measures of price volatility of a broad-based equity index as represented by each Fund’s Underlying Index. Each Fund tracks its Underlying Index’s changes without the need to hold any securities, commodities, futures or other financial instruments relating to its Underlying Index or the assets referenced by the Underlying Index. Instead, each Fund is expressly limited to holding only: cash; bills, bonds and notes issued and guaranteed by the United States Treasury with remaining maturities of three months or less (“eligible Treasuries”); and over-night repurchase agreements collateralized by United States Treasury securities (“eligible repos,” together with cash and eligible Treasuries, “Eligible Assets”). See “Use of Proceeds” and “Description of the Fund Eligible Assets.” Unlike other exchange traded products, each Fund will engage principally in paired share distributions to deliver to shareholders the economic exposure to the Fund’s Underlying Index. Once issued and before any redemption, Up Shares and Down Shares will trade separately without restriction on [ ] (the “Exchange”). See “Distributions and Distribution Dates” and “Description of the Shares & Certain Material Terms of the Trust Agreement— Shares Freely Transferable.”

Each Fund will issue its shares in offsetting pairs, where one constituent of the pair is positively linked to the Fund’s Underlying Index (“Up Shares”) and the other constituent is negatively linked to the Fund’s Underlying Index (“Down Shares”). Therefore, each Fund will only issue, distribute, maintain and redeem equal quantities of Up and Down Shares at all times. Specifically, the share entitlements relating to a Fund’s Underlying Index will be determined as follows:

•	Up Shares entitlements to distributions from the Fund are tied to increases, if any, of the Underlying Index (before income, gains, fees, expenses and taxes), and
•	Down Shares entitlements to distributions from the Fund are tied to decreases, if any, of the same Underlying Index (before income, gains, fees, expenses and taxes).
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Thus, shares of the class enjoying an increase in Class Value per Share on a Distribution Date will receive a Regular Distribution – or more infrequently, a Special Distribution – consisting of matched quantities of Up and Down Shares that, when combined with any concurrent distributions of cash, have aggregate Class Values per Share equal to the value change over the Measuring Period of the Underlying Index. Conversely, shares of the class whose exposure to the Fund’s Underlying Index had an adverse effect on their Class Value per Share will not receive any Regular or Special Distribution relating to changes in the Underlying Index and, instead, will experience Class Value per Share dilution caused by the issuance of shares to the opposing class shareholders, which dilution effect will equal in value the expected decline in Class Value per Share due to the unfavorable Underlying Index change as of the Distribution Date experienced by this class of shares. See “Investment Objectives” and “Distributions and Distribution Dates.”

The administrator will daily determine the liquidation value of a Fund attributable to each of its classes (“Class Value”), which liquidation value is based on the value of the Fund’s Eligible Assets attributable to such class, (a) plus any accrued income or gains on such assets attributable to such class (“Investment Income”), (b) less all fees, expenses and taxes attributable to such class not otherwise assumed by the Sponsor, where such income and gains after deduction of such fees, expenses and taxes is referred to as the class’ “Net Investment Income.” The Net Investment Income can be positive or negative.

At the inception of operations of each Fund, the Sponsor will establish the level at which each share class of the Fund will participate in the Fund’s Underlying Index. Thereafter, the administrator will daily allocate among each Fund’s Up Shares and Down Shares their respective Class Values where the Class Value for each class of a Fund is shared equally among the outstanding shares of such class. This daily allocation of Class Values results in the “Class Value per Share” for each Up Share and each Down Share of the Fund. Most important for the calculation of a Fund’s Class Values per Share – one for each Up Share and one for each Down Share – is the determination of the Class Value of each class of a Fund, which is based on changes in the level of the Underlying Index from the previous calculation date. Consequently, the Class Value per Share of a class of a Fund is such class’ allocation per share of the Fund’s liquidation value reflecting changes in the Fund’s Underlying Index in accordance with the linkage – positive or negative – such class has to the Underlying Index. Class Values and Class Values per Share will be posted to the Funds’ website (www.AccuShares.com). See “Investment Objectives—Pricing and Calculating of Class Value and Class Value per Share.”

Each Fund is expected to engage in three types of distributions as of certain dates (each a “Distribution Date”). Ordinarily, distributions will be in equal amounts of Up and Down Shares, although the Sponsor may, in its sole discretion, cause the Fund to distribute cash in lieu of shares. The first type of distribution will occur at regular intervals for each Fund (“Regular Distribution”). Regular Distributions will occur as long as there has been a change in the level of the Underlying Index as of the Distribution Date since the prior Distribution Date or since the inception of the Fund’s operations in the case of the first Regular Distribution (in either case, the “prior Distribution Date”). Additionally, each Fund expects to make cash distributions on each Distribution Date to the shareholders of any class of such Fund whose class Net Investment Income is positive (each, a “Cash Distribution”). See “Distributions and Distribution Dates—Regular Distributions” and “—Cash Distributions.”

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The other two types of distributions are not expected to occur regularly and are mechanisms intended to protect the interests of investors by providing them with the expected value of their shares upon specified events. Thus, the second type of distribution (“Special Distribution”) occurs when the level or value of the Fund’s Underlying Index changes by a fixed amount since the prior Distribution Date but before the next Regular Distribution. The third type of distribution (“Corrective Distribution”) occurs only if the trading price of a class’ shares on the Exchange deviates for a specified length of time by over a specified threshold amount from the Class Value per Share of such class. See “Distributions and Distribution Dates—Special Distributions” and “—The Arbitrage Mechanism and Corrective Distributions.”

After any Regular, Special or Corrective Distribution by a Fund, the Fund will reset the fixed positive linear relationship of the Class Value of its Up Shares with such Fund’s Underlying Index (the “Up Share Index Factor”) and the fixed inverse linear relationship of the Class Value of its Down Shares with such Fund’s Underlying Index (the “Down Share Index Factor” and together with the Up Share Index Factor, the “Share Index Factors”). This resetting of the Share Index Factors causes Class Values per Share to be equal following each such distribution, where the Class Values per Share will be equal to the lowest Class Value per Share of either class calculated in determining the distribution. See “Distributions and Distribution Dates—Determination of Regular and Special Distribution Amounts and Share Index Factors.”

Reverse share splits are expected to occur with Special Distributions. The Sponsor can cause a Fund to declare a forward or reverse share split in its sole discretion, but is only expected to declare reverse share splits to prevent a class of a Fund’s shares from approaching a zero Class Value per Share. See “Distributions and Distribution Dates—Determination of Regular and Special Distribution Amounts and Share Index Factors.”

The Funds are designed to be utilized by investors who are prepared to reassess their holding of the shares at least as frequently as each Distribution Date. Investors who hold shares over one or more consecutive Distribution Dates without reassessment of their Fund share portfolio may experience decreased exposure to the Fund’s Underlying Index as well as a reduced opportunity of gain and loss. See “Distributions and Distribution Dates—Investor Responses to Distributions.”

AccuShares Management LLC serves as the Sponsor of the Trust. The principal offices of the Trust and the Sponsor are located at 137 Rowayton Avenue, 4th Floor, Rowayton, CT 06853, and their telephone number is (203) 989-4969. See “Description of the Shares & Certain Material Terms of the Trust Agreement—The Sponsor.”

Investment Objectives

The Funds are designed to track the changes in specified spot commodity prices or measures of price volatility of a broad-based equity index occurring from the prior Distribution Date to the next Distribution Date. Up Shares of each Fund seek to provide investment results, before adjustment for the class’ Net Investment Income, which results correspond to the performance of its Underlying Index over a Measuring Period, whether favorable or adverse. Down Shares of each Fund seek to provide investment results, before adjustment for the class’

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Net Investment Income, which results correspond to the inverse of the performance (negative one times) of its Underlying Index over a Measuring Period, whether favorable or adverse.

The Underlying Index of each Fund is as follows:

Underlying Index
AccuShares Commodity Funds:
AccuShares Spot WTI Crude Oil Fund	[Spot WTI Crude MOC]
AccuShares Spot Brent Crude Oil Fund	[Spot Brent Crude MOC]
AccuShares Spot Natural Gas Fund	[Spot Henry Hub Natural Gas MOC]
AccuShares Spot Copper Fund	[Spot Copper MOC]
AccuShares GSCI Commodities Fund	[GSCI Commodity Index]
AccuShares Volatility Fund	[tbd]

At all times, the number of outstanding Up Shares and the number of outstanding Down Shares of any Fund will be equal. This requirement of an equal number of Up Shares and Down Shares at all times is an important feature of the Funds, as it allows the shares of a Fund to accurately track their respective Underlying Index without the need for a Fund to use hedges or proxy instruments whose value, for instance, is derived from the value of an underlying asset, rate, or benchmark, including futures contracts, swap agreements, forward contracts and other similar instruments. As a result of eliminating the need to utilize hedges and proxy instruments, the tracking inaccuracies and costs that can arise in pooled investment vehicles that rely on such hedges and instruments will not occur in the Funds.

The Funds differ from many other fund products with respect to the manner in which the shares achieve their investment objective, positive or negative, of tracking the performance of their referenced Underlying Indices. In most funds, fund assets are acquired and managed with the objective of achieving a targeted return. The return on shares of these managed fund products is not based on the actual performance of the targeted index, but rather the investment acumen and strategy of the manager and the precision of the tools used by the manager in an attempt to proxy the targeted return. In contrast, the shares of the Funds will not rely on the investment acumen of a manager or the precision of the investment tools used by a manager for performance or for tracking the targeted Underlying Index. Rather, the return on a Fund’s shares with respect to its Underlying Index will be algorithmic and delivered to Fund investors experiencing an increase in their shares’ Class Value per Share by Regular and Special Distributions and to Fund investors experiencing a decrease in their shares’ Class Value per Share by the dilution of their shares’ Class Value per Share due to Regular and Special Distributions received by the class of shares opposing their shares.

The return on the shares also represents a total return equal to the Fund’s Underlying Index performance plus each Fund’s Net Investment Income. Since the Underlying Index tracking objective of each share class of each Fund is met by the distribution rights feature of the shares, each Fund is restricted to holding Eligible Assets. Each Fund will invest its assets so as to preserve its capital while, at the same time, earning an investment return that is consistent with such preservation of capital. The income and gains on a Fund’s Eligible Assets attributable to a class may be insufficient to cover the full amount of such class’ fees, expenses and taxes

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resulting in a negative Net Investment Income for the class. Likewise, this Net Investment Income could be positive for the class.

Advantages of Investing in the Shares

The principal potential advantages of investing in the shares include:

•	Reduced Friction and Transaction Costs. The Fund does not incur rolls of futures, rebalancing of swaps or derivatives or other trading of securities that can lead to unseen but significant expenses that reduce investor returns.
•	Reduced Counterparty Risk. Unlike many other exchange traded products that derive their exposure from unsecured or partially secured futures contracts, swaps or similar derivative instruments, the Fund only holds Eligible Assets which are limited to cash, eligible Treasuries and eligible repos.
•	Ease and Flexibility of Investment. The shares trade on the Exchange and provide institutional and retail investors with indirect exposure to various commodities and commodity sectors. The shares may be bought and sold on the Exchange like other exchange-traded securities. Retail investors may purchase and sell shares through traditional brokerage accounts. Unlike an investment in futures contracts, the shares are fully paid and involve no futures-based variation margin calls, do not require rolling from one futures contract to the next, and thereby avoid futures commission merchant fees and expenses. All of the exposure to commodities and price volatility of the broad-based equity index tracked by the Underlying Indices is obtained through the shares, which do not expire as futures contracts do.
•	Margin. Shares are eligible for margin accounts.
•	Investor Diversification. The shares may help to diversify an investor’s portfolio because historically commodity indices and futures benchmarks have tended to exhibit low to negative correlation with both equities and conventional bonds and positive correlation to inflation.
•	Short Exposure. The Down Shares provide short exposure without the need for borrowing or margin lending on the part of the purchasing shareholder.
•	Transparency. The Class Value and Class Value per Share of each class is transparent because it will be published daily by the Sponsor on the Funds’ website (www.AccuShares.com) and will be based on Underlying Indices published by [ ] and [ ] at the end of each day the Exchange is open for regular trading (each, a “business day”).
•	Protective Features. The Funds have a series of features that help to ensure that trading prices of the shares do not persistently deviate materially from movements in the related Underlying Index as reflected in the Class Value per Share.
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Protective Features of the Funds

Arbitrage Mechanism. Similar to other exchange traded products, the Funds will rely on the share creation and redemption process to reduce any premium or discount that may occur in a Fund’s share trading prices on the Exchange relative to that share’s Class Value per Share. Shares in each Fund may be created or redeemed only by certain broker-dealers or other securities market participants who are participants in The Depository Trust Company (“DTC”) who have entered into Authorized Participant Agreements with the Trust and the Sponsor (“Authorized Participants”). The creation/redemption process is important for each Fund in providing Authorized Participants with an arbitrage mechanism through which they may keep share trading prices in line with each share’s Class Value per Share.

As a Fund’s shares trade intraday on the Exchange, their market prices will fluctuate due to simple supply and demand. The following scenarios generally describe the conditions surrounding a creation/redemption:

•	If the market price of a share of a Fund becomes more expensive than its Class Value per Share, an Authorized Participant can purchase shares through a cash payment as part of a Creation Unit from the Fund, and then sell the new shares on the market at a profit, taking into account the value of both classes of shares. This process of increasing the supply of shares is expected to bring the trading price of a share back to its Class Value per Share.
•	If the Class Value per Share exceeds the market price of a share of a Fund, an Authorized Participant can purchase shares on the market in an amount equal to a Creation Unit and redeem them for cash at their Class Values per Share at a profit, taking into account the value of both classes of shares. This process of increasing the demand for shares on the Exchange through decreasing supply is expected to raise the trading price of a share to meet its Class Value per Share.

These processes are referred to as the “arbitrage mechanism.” The arbitrage mechanism helps to minimize the difference between the trading price of a share of a Fund and its Class Value per Share. Over time, these buying and selling pressures should balance out, and a share’s market trading price is expected to remain at a level close to its Class Value per Share. The arbitrage mechanism provided by the creation and redemption process is designed, and required in order, to maintain the relationship between the market trading price of shares and their Class Values per Share between Distribution Dates.

Unlike other exchange traded products, and for the protection of investors in the Funds, the Funds have an additional set of protective features built in to ensure that the shares track their intended Underlying Index.

These protective features include:

•                     Regular Distributions;

•                     Special Distributions; and

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•                     Corrective Distributions.

Regular Distributions. Concurrent with each Regular Distribution, the applicable Fund will reset its Share Index Factors. An investor receiving distributions can then undertake a range of actions with respect to the distributions which include increasing exposure to the Underlying Index, decreasing exposure to the Underlying Index, or maintaining exposure to the Underlying Index. See “Distributions and Distribution Dates—Regular Distributions” and “—Investor Responses to Distributions.”

Each Fund will engage in Regular Distributions as follows:

	Frequency of Regular Distributions	Regular Distribution Dates
AccuShares Commodity Funds:
AccuShares Spot WTI Crude Oil Fund	[Quarterly]	[End of each calendar quarter]
AccuShares Spot Brent Crude Oil Fund	[Quarterly]	[End of each calendar quarter]
AccuShares Spot Natural Gas Fund	[Quarterly]	[End of each calendar quarter]
AccuShares Spot Copper Fund	[Quarterly]	[End of each calendar quarter]
AccuShares GSCI Commodities Fund	[Quarterly]	[End of each calendar quarter]
AccuShares Volatility Fund	[Monthly]	[End of each calendar month]

Regular Distributions will not occur on scheduled Regular Distribution Dates if there has been no change in the level of a Fund’s Underlying Index since the prior Distribution Date.

Special Distributions. Special Distributions are a measure designed to protect the Funds and the investors in each Fund during periods when the Fund’s Underlying Index experiences unexpected degrees of volatility. The Funds will effect a Special Distribution and a resetting of the Underlying Index and the Share Index Factors between Regular Distribution Dates where the Underlying Index exceeds a fixed rate of change since the prior Distribution Date as follows:

Underlying Index Threshold for Special Distributions
AccuShares Commodity Funds:
AccuShares Spot WTI Crude Oil Fund	[ ]%
AccuShares Spot Brent Crude Oil Fund	[ ]
AccuShares Spot Natural Gas Fund	[ ]
AccuShares Spot Copper Fund	[ ]
AccuShares GSCI Commodities Fund	[ ]
AccuShares Volatility Fund	[ ]

A reverse share split may also be executed in conjunction with any Special Distributions. Reverse share splits will be declared in order to maintain the Class Value per Share for each class of shares despite a significant move in the Underlying Index. See “Distributions and Distribution Dates—Notification of Distributions and Share Splits” and “Distributions and Distribution Dates—Special Distributions.”

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Corrective Distributions. The Funds have been established with a formulaic process that continuously measures for any material deviation between the Class Value per Share of the shares and the closing trading prices of the shares as reported on the Exchange. If the closing trading prices of the shares of a Fund deviate significantly from their Class Value per Share by a pre-defined amount (e.g., two percent) for a predefined period of time (e.g., three business days), the Fund will make a Corrective Distribution rather than a Regular Distribution on the next scheduled Regular Distribution Date. In a Corrective Distribution, each share (including those to be distributed on the related Regular Distribution Date) will be resolved into a risk neutral position comprised of an equal number of Up Shares and Down Shares. The Corrective Distribution will distribute (1) a number of Down Shares equal to the number of outstanding Up Shares to the Up Shares holders and (2) a number of Up Shares equal to the number of outstanding Down Shares to the Down Shares holders. The Corrective Distribution will also involve a Regular Distribution to the applicable class of shares if the Underlying Index has changed its level since the prior Distribution Date. A Corrective Distribution will be utilized to reduce the likelihood of material and persistent disparities between Class Value per Share and trading prices as well as to limit the duration of any such disparities.

Once the requirements for a Corrective Distribution are triggered, the Corrective Distribution will occur on the next available Regular Distribution Date. Each Corrective Distribution will cause each holder of either an Up Share or a Down Share to have an equal number of both Up and Down Shares where the resulting total Class Values per Share of the combined class holdings after the Corrective Distribution will reflect values indicated by the total Class Value per Share of the shares held before the Corrective Distribution. A Corrective Distribution may be accompanied by a reverse share split in order to reduce Fund share counts.

Any Corrective Distribution will cause each holder of shares of each class to receive the return defined by the differential in Class Values per Share of such class calculated on the prior Distribution Date and the Distribution Date of the Corrective Distribution. In this way, each investor will receive a distribution on the related Distribution Date based on Class Value per Share rather than what may be anomalous secondary market trading prices for shares. A Corrective Distribution causes a Fund to deliver more accurate returns to investors related to the performance of the Fund’s Underlying Index at the expense of an investor’s ability to maintain relative Up Share and Down Share positions. Investors who wish to reestablish a specific Up Share or Down Share position should be prepared to buy, sell, or otherwise transact in the shares following a Corrective Distribution. See “Distributions and Distribution Dates—Investor Responses to Distributions.”

The Sponsor expects that Corrective Distributions will be infrequent, and for most Funds, a Corrective Distribution may never occur. The Sponsor believes that the existence of the Corrective Distribution process in the Funds will discourage attempts by traders to manipulate share trading or closing prices and should therefore reduce the occurrences of share trading price anomalies. The Corrective Distribution process essentially supplements the arbitrage mechanism for those rare situations where the arbitrage mechanism fails. See “Distributions and Distribution Dates—Notification of Distributions and Share Splits” and “Distributions and Distribution Dates—Corrective Distributions.”

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The Corrective Distribution trigger thresholds are established for the protection of all existing shareholders’ returns and to protect the ability of Authorized Participants to effect arbitrage driven creation and redemptions in each Fund’s Creation Units. The presence of the Corrective Distribution trigger also benefits incremental purchasers by driving the alignment of market prices with Class Value per Share and by reducing the risk that market prices drift materially from Class Value per Share.

Corrective Distributions will occur for the Funds after the following thresholds have been exceeded:

	Closing Trading Price Deviation from Class Value per Share of Any Fund Class	Duration of Deviation
AccuShares Commodity Funds:
AccuShares Spot WTI Crude Oil Fund	[ ]%	[ ]
AccuShares Spot Brent Crude Oil Fund	[ ]%	[ ]
AccuShares Spot Natural Gas Fund	[ ]%	[ ]
AccuShares Spot Copper Fund	[ ]%	[ ]
AccuShares GSCI Commodities Fund	[ ]%	[ ]
AccuShares Volatility Fund	[ ]%	[ ]

A resetting of an affected Fund’s Share Index Factor will occur upon a Corrective Distribution only if it is accompanied by a Regular Distribution.

Notification of Distributions and Share Splits. Each Fund engaging in a Regular Distribution, a Special Distribution, a Corrective Distribution, a Cash Distribution or a share split will provide at least [one business day] advance notice (or longer advance notice as may be required by the Exchange) of such an event. In each instance, the Sponsor will notify the Exchange, and post a notice of such event and its details on the Fund’s website (www.AccuShares.com).

With respect to Regular Distributions, the information provided will consist of the schedule of distributions and associated Distribution Dates, and a notification, as of the record date for such Regular Distribution, on the Fund’s website (www.AccuShares.com) as to whether or not the Regular Distribution will occur. For Regular Distributions that occur on schedule, the Sponsor will cause a press release to be issued identifying the receiving class, the amount, and any other information the Sponsor deems relevant regarding the distribution and post such information on the Fund’s website. This information will also be contained in the Fund’s quarterly and annual reports on Forms 10-Q and 10-K and annual reports to shareholders.

With respect to Special Distributions, Corrective Distributions, share splits and any distributions that will occur in whole or in part in cash, the information provided will include the relevant ex-, record and payment dates for each such event and relevant data concerning each such event. These events will also be reported in press releases, on the affected Fund’s website (www.AccuShares.com) and under Current Reports on Form 8-K as material events as well as the Fund’s periodic reports.

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In addition, notice of Cash Distributions for each class of a Fund, if any, will also be included in the notifications of Regular, Special and Corrective Distributions.

Reverse share splits will be declared to maintain a positive Class Value per Share to either the Up Shares or the Down Shares should the Class Value per Share of either class approach zero. Reverse share splits are expected to occur in the context of Special Distributions and will be triggered when the following threshold for each Fund is reached:

Reverse Share Split Threshold – Class Value Per Share Declines:
AccuShares Commodity Funds:
AccuShares Spot WTI Crude Oil Fund	[ ]
AccuShares Spot Brent Crude Oil Fund	[ ]
AccuShares Spot Natural Gas Fund	[ ]
AccuShares Spot Copper Fund	[ ]
AccuShares GSCI Commodities Fund	[ ]
AccuShares Volatility Fund	[ ]

No other share splits are expected to occur, although the Sponsor will have the right to declare in its sole discretion a share split, either forward or reverse, pursuant to the Amended and Restated Trust Agreement of the Trust, as may be further amended and restated from time to time (the “Trust Agreement”).

Investor Responses to Distribution Dates. Investors in a Fund who wish to maintain a maximum exposure, a targeted absolute exposure, or a targeted relative exposure to such Fund’s Underlying Index over multiple Distribution Dates should reassess their positions following all share and cash distributions, and all Fund resets relating to the level of the Underlying Index and the Share Index Factors. The Funds will not compound investor gains or otherwise rebalance investor positions to maximize investor exposure. The Funds are designed to make Regular Distributions of shares to facilitate regular distribution of investor gains and to promote a deliberate and regular reassessment by investors of their investment in the Funds.

Regular and Special Distributions and Distribution Dates—Value of Distributions

As described above, the Sponsor will make Regular Distributions solely on scheduled Regular Distribution Dates and Special Distributions under limited circumstances.

The Sponsor will allocate accrued income or gains on a Fund’s Eligible Assets to each share class as such class’ “Investment Income” on a daily basis, where such allocation is equal to the amount of such accrued income or gains multiplied by a fraction the numerator of which is the closing Class Value per Share of the referenced class and the denominator of which is the sum of the closing Class Values per Share of both classes of the Fund. Where the Net Investment Income for a class of shares is positive, such class of shares will receive a Cash Distribution equal to such excess amount on each Distribution Date.

When the Class Values per Share of the Up Shares and the Down Shares of a Fund differ at the close of a Measuring Period on a Distribution Date (after adjusting for any Cash Distribution or negative Net Investment Income for such shares), the share class with a gain in

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Class Value per Share since the prior Distribution Date is expected to receive a distribution on that Distribution Date.

The value of a distribution of shares for each of a Fund’s Up Shares (where such shares are valued at their respective Class Values per Share) entitled to a distribution on a Distribution Date will be equal to the positive amount, if any, of the closing Class Value per Share of the Fund’s Up Shares (after adjusting for the Cash Distribution or negative Net Investment Income for the Up Shares, if any) less the closing Class Value per Share of the Fund’s Down Shares (after adjusting for the Cash Distribution or negative Net Investment Income for the Down Shares, if any).

The value of a distribution of shares for each of a Fund’s Down Shares (where such shares are valued at their respective Class Values per Share) entitled to a distribution on a Distribution Date will be equal to the positive amount, if any, of the closing Class Value per Share of the Fund’s Down Shares (after adjusting for the Cash Distribution or negative Net Investment Income for the Down Shares, if any) less the closing Class Value per Share of the Fund’s Up Shares (after adjusting for the Cash Distribution or negative Net Investment Income for the Up Shares, if any).

Any distribution made in shares shall always be made in equal numbers of Up and Down Shares. To the extent a share distribution would result in the distribution of fractional shares, cash in an amount equal to the value of the fractional shares will be distributed rather than shares. Additionally, the Sponsor may, in its sole discretion, cause the Fund to distribute cash in lieu of shares.

For any single Distribution Date associated with a Regular or Special Distribution the relationship between Class Value per Share and share distribution entitlement for the Up Shares will be the Up Share Index Factor. Similarly, for any single Distribution Date, the relationship between Class Value per Share and share distribution entitlement for the Down Shares will be the Down Share Index Factor. The Down Share Index Factor will equal negative one times the Up Share Index Factor. See “Distributions and Distribution Dates—Determination of Regular and Special Distribution Amounts and Share Index Factors.”

Class Value and Class Value per Share

The Fund’s administrator will calculate both the Class Values of each Fund and the Class Values per Share of each class of such Fund once each business day. The Class Values of each class of each Fund will be calculated by determining the value of the Eligible Assets held by such Fund attributable to such class.

At any date of determination, Class Value of a specific class means the value of a Fund’s Eligible Assets, adjusted for the Fund’s total Net Investment Income, multiplied by a fraction the numerator of which is the closing Class Value per Share of the referenced class and the denominator of which is the sum of the closing Class Values per Share of both classes of the Fund. Class Value is calculated using accounting methods consistently applied under the accrual method of accounting. In particular, the Class Value of each class of a Fund includes any credit or debit attributable to such class accruing to such Fund but unpaid or not received by such Fund.

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Expenses, fees and taxes are accrued daily and taken into account for purposes of determining the Class Value of each class.

In the event that a Fund’s Underlying Index is not published, the Sponsor may, in its sole discretion, choose to fair value the index level in order to value the share’s Underlying Index for purposes of the Class Value per Share calculation. Such fair value prices would generally be determined based on available information about the current value of the Underlying Index and would be based on principles that the Sponsor deems fair and equitable so long as such principles are consistent with normal industry standards. Methods used by the Sponsor may include the use of changes in the equivalent front futures contract on the asset tracked by the Underlying Index either (i) adjusted by such contract’s most recently determined price spread to the spot price tracked by the Underlying Index on the immediately preceding close or (ii) using relative price changes in the front futures contract measured from the immediately preceding closing level of the Underlying Index to the time of determination of such substitute index value by the Sponsor. Any such fair valuation by the Sponsor will be determinative and final. See “Investment Objectives—Pricing and Calculating of Class Value and Class Value per Share.”

The total Class Values per Share of all outstanding shares of a Fund cannot exceed the Fund’s aggregate Class Values. The Class Values per Share of all the shares of a Fund is by definition the Fund’s aggregate Class Values, and each pair of shares at all times has a redemption price (or creation price) equal to the aggregate Class Values of the Fund divided by the number of pairs of shares outstanding.

Furthermore, a Fund’s assets will never be leveraged. A Fund will incur liabilities only for customary items, including the management fee each Fund pays the Sponsor (the “Management Fee”) and federal, state and local taxes, as applicable, and such liabilities will be applied daily to reduce the Class Values of the Fund. The Sponsor will directly assume liabilities for expenses related to service provider fees and reimbursable expenses, and expenses related to audits, tax compliance and preparation of Fund tax reporting to shareholders. See “Trust and Fund Expenses.”

Class Value and Class Value per Share Calculation Times

The Class Values and Class Values per Share of each Fund are expected to be calculated by the Fund’s administrator at the following times on each business day, or at an earlier time as set forth on the Fund’s website (www.AccuShares.com) if necessitated by the Exchange closing early:

AccuShares Commodity Funds:	Calculation Time
AccuShares Spot WTI Crude Oil Fund	[ ] p.m. (Eastern time)
AccuShares Spot Natural Gas Fund	[ ] p.m. (Eastern time)
AccuShares Spot Brent Crude Oil Fund	[ ] p.m. (Eastern time)
AccuShares Spot Copper Fund	[ ] p.m. (Eastern time)
AccuShares GSCI Commodities Fund	[ ] p.m. (Eastern time)
AccuShares Volatility Fund	[ ] p.m. (Eastern time)

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Publication of Pricing Information

The Class Values and Class Values per Share of each Fund will be posted on each business day on the Fund’s website at www.AccuShares.com.

Cash Distributions

Whenever a Fund engages in a Regular or Special Distribution, such Fund will determine whether any of its classes has a positive Net Investment Income. Shareholders of any class that has a positive Net Investment Income will receive a Cash Distribution. Cash Distributions will occur for any class regardless of whether such class receives a Regular or Special Distribution on that date. See “Distributions and Distribution Dates—Cash Distributions.”

Purchases and Sales in the Secondary Market on the Exchange

The shares of each Fund are listed on the Exchange under the following symbols and CUSIP numbers:

AccuShares Commodities Shares	Trading Symbol	CUSIP Number
AccuShares Spot WTI Crude Oil Up Shares	[ ]	[ ]
AccuShares Spot WTI Crude Oil Down Shares	[ ]	[ ]
AccuShares Spot Brent Crude Oil Up Shares	[ ]	[ ]
AccuShares Spot Brent Crude Oil Down Shares	[ ]	[ ]
AccuShares Spot Natural Gas Up Shares	[ ]	[ ]
AccuShares Spot Natural Gas Down Shares	[ ]	[ ]
AccuShares Spot Copper Up Shares	[ ]	[ ]
AccuShares Spot Copper Down Shares	[ ]	[ ]
AccuShares GSCI Commodities Up Shares	[ ]	[ ]
AccuShares GSCI Commodities Down Shares	[ ]	[ ]
AccuShares Volatility Up Shares	[ ]	[ ]
AccuShares Volatility Down Shares	[ ]	[ ]

Secondary market purchases and sales of shares will be subject to ordinary brokerage commissions and charges. The shares of each Fund trade on the Exchange, like any other listed security traded on the Exchange. Investors will realize a loss or gain on their investment in a Fund’s shares based on the trading prices of the shares on the secondary market, which are expected to track their respective Class Values per Share.

Creation and Redemption of Shares

Shares in each Fund may be created or redeemed only by Authorized Participants. Shares may be created and redeemed by Authorized Participants from time to time, but only in one or more Creation Units of a Fund. A Creation Unit is a basket of 25,000 Up Shares and 25,000 Down Shares of the Fund. The Funds will not issue or redeem fractional Creation Units.

The amount payable for the creation or redemption of a Creation Unit will equal the aggregate Class Values per Share of each Up Share and each Down Share in the Creation Unit as of the end of the business day during which the order for such creation or redemption is

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submitted. If the date on which such creation or redemption is submitted is not a business day, the Class Values per Share will be determined as of the next business day.

Creation and redemption orders will be settled on the first business day after the order is accepted. Settlement will be effected on a delivery free of payment basis with shares being transferred directly between Authorized Participants and the Fund, and cash also being transferred directly between Authorized Participants and the Fund.

Redemption requests will be met by distributing cash on hand or by selling the non-cash Eligible Assets for cash and then distributing such cash. The value of all Eligible Assets of a Fund is expected to be always sufficient to redeem all shareholders at once at any time.

Authorized Participants will pay a transaction fee of $[500] to the Fund in connection with each order for the creation or redemption of Creation Units and may pay a variable transaction fee to the Fund of up to [ ]% of the value of a Creation Unit.

Intra-Day Indicative Class Value per Share

The Exchange will publish the intra-day indicative Class Values per Share of each Fund based on the prior business day’s final Class Values per Share, adjusted every 15 seconds throughout the business day to reflect the continuous changes in Underlying Index of a Fund. The intra-day indicative Class Values per Share of each Fund will not include any extraordinary expenses of the Fund incurred but not assumed by the Sponsor that day, if any.

Other Investors

Retail investors may purchase and sell shares through traditional brokerage accounts. Purchases or sales of shares may be subject to customary brokerage commissions. Investors are encouraged to review the terms of their brokerage accounts for applicable charges.

The Index Providers and the Underlying Indices

The Underlying Indices are constructed, calculated and published by [ ] (the “Index Providers”), who are unaffiliated with the Trust and the Sponsor, in their capacity as Index Providers. The methodology used to calculate these indices is set out in the [ ] Handbook, which is available at www.[ ].com. For more information about the construction and maintenance of the Underlying Indices, see “Description of the Underlying Indices.”

The Sponsor

AccuShares Management LLC, a Delaware limited liability company, serves as Sponsor of the Trust. The Sponsor was formed on May 10, 2013 and is wholly-owned by AccuShares Holdings LLC, a Delaware limited liability company. Under the Delaware Limited Liability Company Act and the governing documents of the Sponsor, AccuShares Holdings LLC, the sole member of the Sponsor, is not responsible for the debts, obligations, and liabilities of the Sponsor solely by reason of being the sole member of the Sponsor. The Sponsor has no experience in operating entities like the Trust and the Funds. The principal office of the Sponsor is located at 137 Rowayton Avenue, 4th Floor, Rowayton, CT 06853.

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Under the Trust Agreement, the Sponsor has exclusive management and control of all aspects of the business of each Fund. Specifically, the Sponsor:

•	Selects the Funds’ service providers;
•	Negotiates various fees and agreements; and
•	Performs such other services as the Sponsor believes that the Trust may require from time to time.

Management Fee

Each class of a Fund pays the Sponsor the Management Fee, monthly in arrears, in an amount equal to the percentage of its average daily Class Value at the rates indicated in the following table:

AccuShares Commodity Funds:	Management Fee for Up Shares	Management Fee for Down Shares
AccuShares Spot Oil Fund	[ ] bps	[ ] bps
AccuShares Spot Natural Gas Fund	[ ] bps	[ ] bps
AccuShares Spot Brent Oil Fund	[ ] bps	[ ] bps
AccuShares Spot Copper Fund	[ ] bps	[ ] bps
AccuShares GSCI Commodities Fund	[ ] bps	[ ] bps
AccuShares Volatility Fund	[ ] bps	[ ] bps

The Sponsor receives the Management Fee and otherwise bears all the routine ordinary expenses of each Fund, including the fees and reimbursable expenses of the Trustee, the custodian, the administrator, the transfer agent, the Index Providers and the marketing agent. The Funds bear all their income tax liabilities, which are accrued daily, and their extraordinary, non-recurring expenses that are not assumed by the Sponsor under the Trust Agreement.

No other fee is paid by the Funds. The Management Fee is paid in consideration of the Sponsor’s management and administrative services and the other services provided to the Funds for which the Sponsor pays directly.

The shares are not deposits or other obligations of the Sponsor, the Trustee or any of their respective subsidiaries or affiliates or any other bank, are not guaranteed by the Sponsor, the Trustee or any of their respective subsidiaries or affiliates or any other bank and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency. An investment in the shares of the Funds offered hereby is speculative and involves a high degree of risk.

The Trustee

[ ], a [ ] banking company, acts as the Trustee for the purpose of creating the Trust as a Delaware statutory trust in accordance with the Delaware Statutory Trust Act (the “DSTA”). Other than the Trustee’s duty to invest cash proceeds from sales of Creation Units and any other Fund assets in Eligible Assets, the Trustee has only nominal duties and liabilities to the Trust and the Funds. The Trustee will have no duty or liability to supervise or monitor the performance of

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the Sponsor, nor will the Trustee have any liability for the acts or omissions of the Sponsor. See “Use of Proceeds,” “Description of the Fund Eligible Assets” and “Description of the Shares & Certain Material Terms of the Trust Agreement.”

Authorized Participants

Each Authorized Participant must be (1) a registered broker-dealer or other securities market participant such as a bank or other financial institution which is not required to register as a broker-dealer to engage in securities transactions, (2) a participant in DTC, and (3) a party to an Authorized Participant Agreement with the administrator and the Sponsor setting forth the procedures for the creation and redemption of Creation Units in a Fund (an “Authorized Participant Agreement”). Only Authorized Participants may place orders to create or redeem one or more Creation Units. The initial Authorized Participant is [ ]. A list of the current Authorized Participants can be obtained from the Sponsor. The Sponsor will provide the form of the Authorized Participant Agreement.

Transfer Agent and Index Receipt Agent

[ ], a [ ], serves as the transfer agent for each Fund pursuant to appointment by the Sponsor and the terms of the agreement to provide certain services to the Funds (the “Agency Services Agreement”). The transfer agent, among other things, provides transfer agent services with respect to the creation and redemption of Creation Units and acts as “index receipt agent” (as such term is defined in the rules of the National Securities Clearing Corporation (“NSCC”)) with respect to the settlement of orders from Authorized Participants.

Custodian

[ ], a [ ], serves as the custodian for each Fund pursuant to appointment by the Sponsor and the terms of a custody agreement (the “Custody Agreement”). The custodian will hold a Fund’s securities and cash.

Administrator

[ ], a [ ], serves as the administrator for each Fund pursuant to appointment by the Sponsor and the terms of a servicing agreement (the “Fund Servicing Agreement”). The administrator, among other things, provides accounting and other administrative services for each Fund. In addition, the administrator will receive from Authorized Participants creation and redemption orders and deliver acceptances and rejections of such orders to Authorized Participants as well as coordinate the transmission of such orders and instructions among the Sponsor and the Authorized Participants.

The Marketing Agent

[ ], Inc., a [ ] corporation, serves as the marketing agent pursuant to the terms of a marketing agency agreement (the “Marketing Agency Agreement”) and assists the Sponsor with certain functions and duties relating to marketing of the Funds, including reviewing and approving marketing materials. The marketing agent retains all marketing materials separately for each Fund at its principal office at [ ]; telephone number [ ]. The Sponsor pays the

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marketing agent’s fees and reimbursable expenses out of each Fund’s Management Fees. See “Plan of Distribution.” The marketing agent is a global provider of investment processing, fund processing and investment management outsourcing solutions.

Clearance and Settlement

The shares of each Fund are evidenced by global certificates that the Fund issues to DTC. The shares of each Fund are available only in book-entry form. Shareholders may hold shares of any Fund through DTC, if they are participants in DTC, or indirectly through entities that are participants in DTC.

Use of Proceeds

Proceeds from the issuance of each Fund’s shares will be invested only in Eligible Assets. See “Use of Proceeds.”

Additional Expenses of the Funds and the Shareholders

Except for the Management Fee and certain expenses, costs and taxes described below, no Fund will bear any further expenses. See “Trust and Fund Expenses” and “Description of the Shares & Certain Material Terms of the Trust Agreement—The Sponsor.” As described below, the Sponsor will pay all additional expenses of the Funds and the Trust.

Organization and Offering Expenses	Expenses incurred in connection with organizing the Trust and each Fund and the registration and initial offering of its shares will be paid by the Sponsor. Expenses incurred in connection with the continuous offering of shares of each Fund after the commencement of its trading and operations will also be paid by the Sponsor.
Routine Operational, Administrative, and Other Ordinary Expenses	The Sponsor will pay all of the routine operational, administrative, and other ordinary expenses of each Fund, including, but not limited to, computer services expenses, the fees and expenses of the Trustee, the transfer agent, the custodian, the administrator and the marketing agent, legal and accounting fees and expenses, filing fees, and printing, mailing and duplication costs.
Non-Recurring Fees and Expenses	All extraordinary, non-recurring expenses (referred to as extraordinary fees and expenses in the Trust Agreement), if any, will be borne by the affected Funds. Extraordinary, non-recurring expenses include, without limitation, legal claims and liabilities, litigation costs or indemnification or other unanticipated expenses. Such fees and expenses, by their nature, are unpredictable
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with respect to timing and amount. Extraordinary fees and expenses affecting the Trust as a whole will be prorated to each Fund according to its respective aggregate Class Values. The Sponsor generally will allocate a Fund’s extraordinary fees and expenses to each share class in proportion to the Class Value of such class.
Brokerage Commissions	Retail investors may purchase and sell shares through traditional brokerage accounts. Investors may be charged a customary commission by their brokers in connection with purchases of shares that will vary from investor to investor. Investors are encouraged to review the terms of their brokerage accounts for applicable charges.
Other Transaction Costs	Each Fund bears other transaction costs including those incurred in connection with the management of the Fund’s Eligible Assets and management of the collateral backing a Fund’s eligible repos as well as the trading spreads and financing costs/fees, if any, and costs relating to the purchase of eligible Treasuries and eligible repos. The Sponsor generally will allocate a Fund’s transaction costs to each share class in proportion to the Class Value of such class.
Federal, State and Local Taxes	Since each Fund is expected to be treated as a corporation for tax purposes, federal, state and local income taxes, if any, will be accrued daily by each Fund and will reduce the Class Values of such Fund. The Sponsor generally will allocate a Fund’s taxes to each share class in proportion to the Class Value of such class.

As discussed, each Fund also imposes on an Authorized Participant transaction fees to offset, or partially offset, transfer and other transaction costs associated with the issuance and redemption of Creation Units. A fixed transaction fee of $[500] is applicable to each creation and redemption transaction, regardless of the number of Creation Units transacted and an Authorized Participant may pay a variable transaction fee to the Fund of up to [ ]% of the value of a Creation Unit. A Fund’s transaction fee may be changed from time to time by the Sponsor with prior notice to the Authorized Participants.

Fund Termination

A Fund will liquidate at the sole discretion of the Sponsor. The Sponsor anticipates that the following circumstances may cause a Fund to liquidate:

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•	certain changes in law;
•	an inability to register new shares;
•	failure to meet the Exchange listing requirements; or
•	the Fund size being too small to cover its fixed expenses and such condition being expected by the Sponsor to continue.

The Trust Agreement provides that, upon liquidation of a Fund, its assets will be distributed pro rata to the shareholders of such Fund based upon the Class Value per Share for each class of shares. Each shareholder will receive its share of the Fund’s assets in cash.

Fiscal Year

The fiscal year of each Fund ends on December 31 of each year.

Financial Information

The Funds have only recently been organized and have limited financial histories.

U.S. Federal Income Tax Considerations

For U.S. federal income tax purposes, the Trust intends to treat (i) each Fund as a separate taxable corporation, (ii) the shares of each Fund as stock therein and (iii) each investor in a Fund as a shareholder in such Fund. The Trust Agreement provides that, by accepting a share in a Fund, the holder agrees to such treatment. Each Fund will send the appropriate Internal Revenue Service Form 1099s to its investors, and post to its website Internal Revenue Service Form 8937s, each year reporting such Fund’s distributions to its investors. See “Material U.S. Federal Income Tax Considerations” for a discussion of the material U.S. federal income tax considerations applicable to an investment in the shares of a Fund.

Reports to Shareholders

Each Fund will furnish annual, quarterly and current reports in the manner required by the rules and regulations of the Securities and Exchange Commission (the “SEC”), including, but not limited to, an annual audited financial statement examined and certified by independent registered public accountants.

The annual, quarterly and current reports and other filings made with the SEC by the Funds will be posted on the Funds’ website at www.AccuShares.com. Additional reports may be posted on the Fund’s website at the discretion of the Sponsor or as required by regulatory authorities. See “Description of the Shares and Certain Material Terms of the Trust Agreement—Reports to Shareholders” and “Where You Can Find More Information.”

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RISK FACTORS

Before investors invest in the shares, they should be aware that there are various risks. Investors should consider carefully the risks described below together with all of the other information included in this prospectus before they decide to purchase any shares. These risk factors may be amended, supplemented or superseded from time to time by risk factors contained in any prospectus supplement or post-effective amendment filed with the SEC in the future.

Key Risks Related to the Combination of Up Shares and Down Shares

The Receipt of Distributions of Shares and Cash will Reduce an Investor’s Opportunity for Gain in Subsequent Periods.

On a Distribution Date, investors in a Fund’s shares may receive distributions of shares, cash or a combination thereof. Generally, the receipt of such a distribution will be associated with positive outcomes and a gain on investment for the Measuring Period related to the distribution. Received distributions of shares and/or cash will, however, generally reduce an investor’s exposure to their Fund’s Underlying Index for the investors who take no action in relation to distributions since the returns of matched quantities of Up Shares and Down Shares offset each other. Investors should reevaluate their position in the shares regularly, and in particular, investors who receive a distribution of shares or cash should consider sales, purchases or other redeployments of such assets to align their holding in the shares to their investment objectives. See “Distributions and Distribution Dates—Investor Responses to Distributions.”

Transaction Costs Relating to Transactions Involving the Shares or Cash Received in a Distribution will Adversely Impact Investor Returns over Multiple Distribution Dates.

Investors who receive distributions of shares, cash or a combination thereof may seek to achieve a particular investment objective which would necessitate sales of shares, purchases of shares or a combination thereof. Investors who transact in the shares in response to distributions received cannot be assured of being able to buy or sell shares at any specific price at any specific time. Further, investors who seek to transact in the shares in response to a distribution may be negatively impacted by a combination of factors including but not limited to: (i) adverse changes in share trading price, (ii) a material bid-offer where the price at which shares can be sold differs materially from the price at which shares can be purchased, and (iii) transaction costs charged by parties unrelated to the Fund.

A Corrective Distribution Will Eliminate an Investor’s Opportunity for Gain Relating to the Underlying Index in Future Periods If Such Investor Fails to Rebalance Its Fund Investments.

Following a Corrective Distribution, each shareholder of a Fund’s Up Shares (including any newly distributed Up Shares relating to the current Distribution Date) will receive a number of Down Shares equal to the number of Up Shares held by or to be distributed to such shareholder, and each shareholder of that Fund’s Down Shares (including any newly distributed Down Shares relating to the current Distribution Date) will receive a number of Up Shares equal

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to the number of Down Shares held by or to be distributed to such shareholder. Shares may not be distributed in fractional amounts and shareholders may receive cash in lieu of fractional shares where a fraction of a share amount results from the calculation of a shareholder’s distribution entitlement.

After a Corrective Distribution, all shareholders of a Fund will hold an equal amount of Up Shares and Down Shares and distributed cash, and all shareholders will have no net exposure to changes in the Fund’s Underlying Index following a Corrective Distribution. Up Shares may increase in value due to upward changes in the level of the Underlying Index in subsequent periods, however any gain realized by holding the Up Shares will be completely offset where an equal number of Down Shares is held. Similarly, Down Shares may increase in value due to downward changes in the level of the Underlying Index in subsequent periods, however any gain realized by holding the Down Shares will be completely offset where an equal number of Up Shares is held.

As a result of a Corrective Distribution, a shareholder who does not sell, trade, or otherwise dispose of their post-Corrective Distribution holdings will forgo gains relating to upward and downward changes in the Underlying Index until they alter their holdings such that unequal numbers of Up Shares and Down Shares are held. While the holding of matched quantities of Up Shares and Down Shares following a Corrective Distribution will prevent any loss to the Investor due to future Underlying Index changes, such a holding will prevent the realization of any potential gains from future Underlying Index changes.

An Investor Receiving a Distribution of Cash Rather than Shares Will Not Have an Opportunity for Gain Relating to the Underlying Index in Future Periods to the Extent of the Cash Received in Lieu of Shares.

The Funds expect to distribute shares on Distribution Dates in accordance with the respective entitlements of the Up Shares and the Down Shares. In any instance in which the Sponsor so determines, in its sole discretion, it may cause the Fund to deliver cash (in U.S. dollars) in lieu of shares where the cash amount for a holder of record is equal to the product of: (x) the number of shares which the holder is entitled to receive inclusive of any fractional shares, and (y) the Class Value per Share for such shares on the related Distribution Date where the Class Value per Share is determined in the same manner as if shares were distributed.

As with share distributions, the receipt of a distribution in cash will generally reduce an investor’s exposure to their Fund’s Underlying Index for the investors who take no action in relation to distributions since the cash distributed has no link to the Underlying Index. Investors should reevaluate their position in the shares regularly, and in particular, investors who receive a distribution of cash should consider purchases of shares to align their holding in the shares to their investment objectives. See “Distributions and Distribution Dates—Investor Responses to Distributions.”

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A Special Distribution will Alter the Timing of Distributions to Investors and Such Distributions will Reduce an Investor’s Opportunity for Gain Relating to the Underlying Index in Subsequent Periods.

The Funds expect to distribute shares on regularly scheduled Distribution Dates as Regular Distributions. Nevertheless, upon the occurrence of very large moves in the Underlying Index between scheduled Distribution Dates, a Fund will declare a Special Distribution.

As with Regular Distributions, on a Special Distribution Date, investors in a Fund’s shares may receive distributions of shares, cash or a combination thereof. Generally, the receipt of such a distribution will be associated with positive outcomes and a gain on investment for the Measuring Period related to the distribution. Received distributions of shares or cash will, however, generally reduce an investor’s exposure to their Fund’s Underlying Index for the investors who take no action in relation to distributions since the returns of matched quantities of Up Shares and Down Shares offset each other. Investors should reevaluate their position in the shares regularly, and in particular, investors who receive a distribution of shares or cash should consider sales, purchases or other redeployments of such assets to align their holding in the shares to their investment objectives. See “Distributions and Distribution Dates—Investor Responses to Distributions.”

Cash Distributions May Not Occur. The Class Value of a Class May Decline due to Negative Net Investment Income, Which Will Impact Negatively the Class Value per Share of All Shares of the Class—Depletion of Assets.

A Fund’s assets will be held solely in Eligible Assets. The positive amount of any Net Investment Income will be distributed the entitled class on a related Distribution Date as a Cash Distribution. There can be no assurance that a class will have any positive Net Investment Income or otherwise be able to make a Cash Distribution at any time.

Net Investment Income may be zero or negative for all periods in which short-term interest rates are low. Consequently, the aggregate Class Values of a Fund may decline over time and the Class Value per Share of each share class of the Fund may experience a downward adjustment unrelated to changes in the Underlying Index. When both of a Fund’s Class Values are declining due to an aggregate negative Net Investment Income, the Fund’s aggregate assets may be depleted. Such a depletion of assets may also occur if a negative Net Investment Income of one class of shares of a Fund exceeds a positive Net Investment Income of the other class.

The Purchase of Either the Up Shares or the Down Shares Could Result in the Total Loss of an Investor’s Investment.

Each Fund’s shares seek to provide investment results that correspond (before fees, expenses and taxes) to the Fund’s Underlying Index or the inverse of its Underlying Index plus Net Investment Income (positive or negative) attributable to such shares between Distribution Dates. The assets of a Fund are not actively managed by traditional methods that seek to effect portfolio changes with a view toward obtaining positive results under all market conditions. Rather, the assets of each Fund are limited to Eligible Assets that are held for liquidity purposes and with a view toward a short-term return and the preservation of capital. Consequently, a

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Fund’s Eligible Assets are not managed to provide a maximum long-term return and even a share class experiencing a positive return due to Underlying Index change can experience losses if the Fund’s aggregate Class Values decline significantly. If a Fund’s aggregate Class Values decline to zero, the Fund’s Up Shares and Down Shares will lose all value causing a total loss to all Fund investors.

Risks Specific to the Underlying Indices and their Referenced Commodities.

The Shares Represent Exposures to the Spot Prices of Referenced Commodities or the Price Volatility of a Broad-Based Equity Index, and Therefore are Speculative and Involve a High Degree of Risk.

The shares of each Fund represent exposures to the spot prices of referenced commodities or the price volatility of a broad-based equity index. Those exposures involve a significant degree of risk and may not be suitable or appropriate for you. The shares are intended for sophisticated, professional and institutional investors. You may lose your entire investment in the shares of any class.

Commodity Prices and Equity Price Volatility Measures are Volatile and May Cause a Loss in the Value of the Shares.

A Fund’s Class Values per Share will be affected by movements in commodity spot prices and measures of price volatility of a broad-based equity index generally and by the way in which those spot prices, volatility measures and other factors affect the level or value of the Underlying Indices.

Commodity prices and equity price volatility measures generally may fluctuate widely and may be affected by numerous factors, including:

•	Prevailing market prices and forward volatility levels of the U.S. stock markets and prevailing market levels of the [Volatility Index] and financial instruments related to the [Volatility Index];
•	Global or regional political, economic or financial events and situations, particularly war, terrorism, societal breakdown, insurrection, expropriation and other activities, which lead to disruptions in supply from countries that are major commodity producers;
•	Investment trading, hedging, or other activities conducted by large trading houses, producers, users, hedge funds, commodities funds, governments, or other speculators which could impact global supply or demand;
•	Governments and large official sector institutions that have large commodities holdings or may establish major commodity positions. For example, nations with centralized or nationalized oil production and organizations such as the Organization of Petroleum Exporting Countries control large physical quantities of oil. If one or more of these institutions decides to buy or sell any commodity in amounts large enough to cause a change in world prices, the price of the shares based upon an Underlying Index related to that commodity will be affected;
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•	In addition to the organized political and institutional trading-related activities described above, peaceful political activity such as imposition of regulations or entry into trade treaties may greatly influence commodity prices;
•	Significant increases or decreases in the available supply of a physical commodity due to natural or technological factors. Natural factors would include depletion of known cost-effective sources for a commodity, the impact of severe weather on the ability to produce or distribute the commodity or unusual climatological conditions impacting the demand for energy commodities. Technological factors, such as increases in availability created by new or improved extraction, refining, and processing equipment and methods or discovery of substitutes for energy or other industrial commodities or decreases caused by failure or unavailability of major refining and processing equipment (for example, shutting down or constructing oil refineries), may also materially influence the supply of commodities;
•	The future rates of economic activity and inflation, particularly in countries which are major consumers of commodities;
•	Major discoveries of sources of commodities; and
•	Disruptions to the infrastructure or means by which commodities are produced, distributed and stored, which are capable of causing substantial price movements in a short period of time.

Spot prices of referenced commodities may fluctuate widely and may be affected by:

•	Commodity prices or equity price volatility generally;
•	Trading activities on a commodities futures exchange that is a source of price discovery for referenced commodities might be impacted by the liquidity in the futures contracts;
•	The recent proliferation of commodity-linked exchange-traded products and their unknown effect on the commodity and commodity futures markets; and
•	Trading activity specific to the particular referenced commodity.

The impact of changes in the price of a physical commodity will affect investors differently depending upon the particular Fund or Funds and the particular share classes of that Fund or Funds in which investors invest. Daily decreases in the spot price of a referenced commodity or commodities tracked by a Fund’s Underlying Index will negatively impact the daily performance of Up Shares of that Fund. Likewise, daily increases in the spot price of a referenced commodity or commodities tracked by a Fund’s Underlying Index will negatively impact the daily performance of Down Shares of that Fund. A Fund’s exposure to the commodities markets may also subject the Fund to greater volatility than investments in traditional securities.

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The [Volatility Index] is a Calculation and Is Not a Tradable Index.

The [Volatility Index] is a calculation and cannot be directly traded on a spot price basis. The Class Values of the Up Shares and Down Shares of the AccuShares Volatility Fund are based on this calculation determined and disseminated by [ ]. As a result the behavior of the AccuShares Volatility Up Shares and Down Shares may be different from exchange traded products whose value is based on tradable indices based on futures.

The [Volatility Index] Is a Measure of 30-Day Forward Volatility of the [ ] and the Shares Are Not Linked to the Options Used to Calculate the [Volatility Index], to the Actual Volatility of the [ ] or the Equity Securities Included in the [ ], Nor Will the Return on the Shares Be a Participation in the Actual Volatility of the [ ].

The [Volatility Index] measures the 30-day forward volatility of the [ ] as calculated based on the prices of certain put and call options on the [ ]. The value of the shares is based on the [Volatility Index]. The shares are not linked to the equity securities underlying the [ ] or the put and call options used to calculate the level of the [Volatility Index].

The Level of the [Volatility Index] Has Historically Reverted to a Long-Term Mean Level and Any Increases in the Spot Level of the [Volatility Index] May Be Constrained

In the past, the level of the [Volatility Index] has typically reverted over the longer term to a historical mean, and its absolute level has been constrained within a band. It is possible that spot level of the [Volatility Index] may continue to do so in the future. If this happens, the Class Value of the AccuShares Volatility Up Shares will likely decrease as the [Volatility Index] follows longer term reversion.

Changes or Disruptions in a Fund’s Underlying Index May Cause a Material Adverse Effect on the Performance of a Fund’s Shares.

The Trust Agreement allows for a change in the Underlying Index used to value the Funds’ shares. Such change shall be instituted on such terms as approved by the Sponsor in its sole discretion; provided, however, that no substitution of an Underlying Index may result in a change in the Class Values per Share of the Fund that is the subject of the substitution or a change in the referenced commodity or commodities tracked by the original Underlying Index. The Sponsor may allow use of a different index provided that investors are given a minimum of 30 calendar days’ notice of the intended change. Shares held during any such change may be adversely affected as the replacement Underlying Index may not perform at the same level as the original Underlying Index.

Additionally, changes implemented by an Index Provider or other events that affect the composition and valuation of a Fund’s Underlying Index could adversely affect the value of an investment in a Fund’s shares.

Further, calculation of an Underlying Index may not be possible or feasible, under certain events or circumstances that are beyond the reasonable control of the Sponsor, which in turn may adversely impact the Underlying Index and/or the related shares. Additionally, Underlying Index

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calculations may be disrupted by system disruptions or market emergencies, which may have an adverse effect on the Class Values per Share of the shares.

The Failure of an Underlying Index to Publish Its Values as Expected May Result in Tracking Error between the Market Price of a Share and its Class Value per Share Causing the Shares to Trade at a Premium or Discount to Their Class Value per Share. Investors Purchasing at a Premium May Lose Money If Underlying Index Publication Resumes.

At any time, the price at which shares trade on the Exchange (or any other exchange or market on which they may be quoted or traded) may not reflect accurately their Class Value per Share. If the Fund’s Underlying Index fails to publish its values as expected or the Sponsor undertakes to fair value the Underlying Index in the event of a failure to publish, then such Fund’s shares may trade at a premium or discount to their Class Value per Share. Investors who pay a premium risk losing the premium if publication of the Underlying Index resumes.

Trading Spreads Can Widen or Premiums or Discounts Can Arise in the Market Prices of a Fund’s Shares due to Non-Concurrent Trading Hours of the Exchange and the Markets for the Referenced Assets of the Fund’s Underlying Index.

The market price of a share may be influenced by non-concurrent trading hours between the Exchange and the market in which the referenced commodity of the Fund’s Underlying Index is traded. The shares of each Fund trade, or will trade, on the Exchange, from 9:30 a.m. to 4:00 p.m. (Eastern Time). The Underlying Index tracked by a particular Fund, however, may have different fixing or settlement times. Consequently, liquidity in the Underlying Index or the referenced commodity of the Fund’s Underlying Index may be reduced after such fixing or settlement time. As a result, during the time when the Exchange is open but after the applicable fixing or settlement time of a Fund’s Underlying Index, trading spreads and the resulting premium or discount on the shares of a Fund may widen, and, therefore, may increase differences between Class Values per Share and the trading prices of the shares.

Underlying Index Calculations Are Made Wholly by the Index Providers and Any Errors, Discontinuance or Changes in Such Calculations May Have an Adverse Effect on the Class Values of the Shares.

The Funds are not affiliated with any Index Provider and have no ability to control or predict their actions, including any errors in or discontinuation of disclosure regarding an Index Provider’s methods or policies relating to the calculation of the Underlying Indices. The policies of the Index Providers concerning the calculation of the level of the Underlying Indices, additions, deletions or substitutions of referenced commodities as components of the Underlying Index and the manner in which changes affecting the referenced commodities are reflected in the Underlying Indices could adversely affect the value of the Underlying Indices and, therefore, the market values and Class Values per Share of the Funds’ shares.

Additional referenced commodities may satisfy the eligibility criteria for inclusion in the Underlying Indices that represent the spot price performance of multiple commodities (such as the AccuShares GSCI Commodities Index Fund’s Underlying Index), and the referenced commodities currently included may fail to satisfy such criteria in the future. The weighting

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factors applied to each referenced commodity in multiple commodity Underlying Indices may change periodically (such as annually), based on changes in commodity production and volume statistics. In addition, the Index Providers may modify the methodology for determining the composition and weighting of multiple commodity Underlying Indices, for calculating commodities’ respective values in order to ensure that the multiple commodity Underlying Indices represent an adequate measure of market performance or for other reasons, or for calculating the values of the multiple commodity Underlying Indices. Any such changes could adversely affect the market value of a Fund or its share classes’ Class Values per Share.

In certain circumstances under the Trust Agreement, including where an Underlying Index fails to be published as expected, the Sponsor may, but is not required to, calculate a substitute value for each business day thereafter while that circumstance persists. While the Sponsor is required to act in good faith and in a commercially reasonable manner (1) it owes no duty to any shareholder or the Trustee in respect of any determination made by it and (2) any such substitute value may differ from the Underlying Index. If an Underlying Index ceases to be published by the Index Providers, all Funds relating to that Underlying Index may be subject to mandatory redemption.

Risks Related to All Funds

The Funds have No Operating History, and, as a Result, Investors Have No Performance History to Serve as a Factor for Evaluating an Investment in the Funds.

The Funds have no operating history upon which to evaluate an investor’s investment in the Funds. Although past performance is not necessarily indicative of future results, if the Funds had longer performance histories, such performance histories might provide investors with more information on which to evaluate an investment in the Funds. Likewise, certain Fund’s Underlying Indices have a limited history, whereas a longer history might provide investors with more information on which to evaluate an investment in the Fund’s shares.

Each Fund May Incur, and Will Bear the Costs of Any, Non-Recurring and Unusual Fees and Expenses, Which Costs Would Decrease Such Fund’s Class Value per Share for Each Class and Adversely Impact an Investment in the Shares. The Class Values of a Fund, When Adjusted for Net Investment Income, Will Not Replicate the Exact Value of the Fund’s Underlying Index.

All non-recurring and unusual fees and expenses (referred to as extraordinary fees and expenses in the Trust Agreement), such as legal claims and liabilities and litigation costs or indemnification or other unanticipated expenses, if any, will be borne by the Fund. The payment of extraordinary fees and expenses by a Fund will result in a corresponding decrease in the Fund’s aggregate Class Values and the Class Values per Share of its share classes. Any decrease in the Class Value per Share of a class due to the payment of extraordinary fees and expenses may cause a significant loss to shareholders, result in increased tracking error of Fund performance against its referenced Underlying Index or result in termination of the Fund at a time that is disadvantageous to shareholders. Any reduction or increase in Class Values of a Fund due to negative or positive Net Investment Income will cause such Fund’s share classes’

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Class Values per Share to deviate from the exact changes in value of the Fund’s Underlying Index, thereby increasing the Fund’s tracking error over a Measuring Period.

The Inability to Register or Otherwise Obtain Regulatory Approval for the Sale of Additional Shares, Among Other Things, May Result in Tracking Error between the Market Price of a Share and its Class Value per Share Causing the Shares to Trade at a Premium or Discount to Their Class Value per Share. Investors Purchasing at a Premium May Lose Money If These Factors Are Later Alleviated.

At any time, the trading price of a Fund’s shares on the Exchange may not reflect the Class Value per Share of those shares. Premium pricing of a Fund’s shares to their Class Value per Share may result from a number of conditions, including, but not limited to, the Trust’s inability to obtain regulatory approval from the SEC, Financial Industry Regulatory Authority Inc. (“FINRA”), or other regulators for the registration or sale of additional shares of such Fund. Investors who pay a premium risk losing the premium if demand for shares abates or the Fund is able to offer and sell more shares.

There are Credit and Liquidity Risks Associated with Eligible Repos.

Each Fund’s assets may be held in cash, eligible Treasuries, or eligible repos. Collateralized repurchase agreements for eligible repos involve an agreement to purchase a security and to sell that security back to the original seller at an agreed-upon price. The resale price reflects the purchase price plus an agreed-upon incremental amount which is unrelated to the coupon rate or maturity of the purchased security. As protection against the risk that the original seller will not fulfill its obligation, the buyer receives collateral marked-to-market daily, and maintained at a value at least equal to the sale price plus the accrued incremental amount. Although the collateralized repurchase agreements that the Funds enter into require that counterparties (which act as original sellers) over-collateralize the amount owed to a Fund with U.S. Treasury securities, there is a risk that such collateral could decline in price at the same time that the counterparty defaults on its obligation to repurchase the security. If this occurs, a Fund may incur losses or delays in receiving proceeds. To minimize these risks, the Funds typically enter into transactions only with major global financial institutions.

Bankruptcy or Insolvency of a Counterparty to a Fund’s Eligible Repos or the Collateral Custodian for Such Repos May Impair or Delay a Fund’s Ability to Pay for the Redemption of Its Shares and Also Cause Its Shares to Trade at a Discount to Their Class Value per Share or Otherwise Cause Investors to Lose All or a Substantial Part of Their Investment.

There is a risk that the collateral held by the collateral agent pursuant to a Fund’s eligible repos would not be immediately or ultimately available for liquidation and transfer to a Fund upon the bankruptcy or insolvency of a repurchase agreement counterparty or the collateral agent, including due to court proceedings necessary to prove and enforce the Fund’s rights in and to the collateral. Such proceedings could take months or longer, during which time the Class Values of the Fund would be impaired and the Fund would not track its Underlying Index and during which time redemptions by Authorized Participants and liquidity in secondary markets would be suspended. Additional expense would be incurred by the Fund to enforce rights in such proceedings with no guarantee of success. Consequently, a Fund’s shares could trade at a

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discount to their Class Value per Share or an investor could lose all or a substantial part of their investment in shares.

Investors Cannot Be Assured of the Sponsor’s Continued Services, the Discontinuance of Which May Be Detrimental to the Funds.

Investors cannot be assured that the Sponsor will be able to continue to service the Funds for any length of time. If the Sponsor discontinues its activities on behalf of the Funds, the Funds may be adversely affected, as there may be no entity servicing the Funds for a period of time.

The Lack of Active Trading Markets for the Shares of the Funds May Result in Losses on Investors’ Investments at the Time of Disposition of Shares.

Although the shares of the Funds are or will be publicly listed and traded on the Exchange, there can be no guarantee that an active trading market for the shares of the Funds will develop or be maintained. If investors wish to sell their shares at a time when no active market for them exists, the price investors receive for their shares, assuming that investors are able to sell them, likely will be lower than the price that investors would receive if an active market did exist.

Investors May Be Adversely Affected by Redemption or Creation Orders That Are Subject to Postponement, Suspension or Rejection under Certain Circumstances.

A Fund may, in its discretion, suspend the right of creation or redemption or may postpone the redemption or purchase settlement date, for (1) any period during which the Exchange or any other exchange, marketplace or trading center, deemed to affect the normal operations of the Funds, is closed, or when trading is restricted or suspended on such exchanges, (2) any period during which an emergency exists as a result of which the fulfillment of a purchase order or redemption distribution is not reasonably practicable, or (3) such other period as the Sponsor determines to be necessary for the protection of the shareholders of the Funds. In addition, a Fund will reject a redemption order if the order is not in proper form as described in the Authorized Participant Agreement or if the fulfillment of the order might be unlawful. Any such postponement, suspension or rejection could adversely affect a redeeming Authorized Participant. For example, the resulting delay may adversely affect the value of the Authorized Participant’s redemption proceeds if the Class Value per Share of a share class or the aggregate Class Values of a Fund declines during the period of delay. The Funds disclaim any liability for any loss or damage that may result from any such suspension or postponement. Suspension of creation privileges may adversely impact how the shares are traded and arbitraged on the secondary market, which could cause them to trade at levels materially different (premiums and discounts) from the fair value of their underlying holdings.

Competing Claims of Intellectual Property Rights May Adversely Affect the Funds and an Investment in the Shares.

Although the Sponsor does not anticipate that claims relating to intellectual property will adversely impact the Funds, it is impossible to provide definite assurances that no such negative impact will occur. The Sponsor believes that it has properly licensed or obtained the appropriate consent of all necessary parties with respect to intellectual property rights. However, other third

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parties could allege ownership as to such rights and may bring an action in asserting their claims. To the extent any action is brought by a third party asserting such rights, the expenses incurred in litigating, negotiating, cross-licensing or otherwise settling such claims may adversely affect the Funds.

Investors May Be Adversely Affected by an Overstatement or Understatement of the Class Value of a Class or Its Class Value per Share due to the Valuation Method Employed on the Date of Such Calculation.

The administrator will calculate both the Class Value of each class and its Class Value per Share. The Class Value of each class of each Fund will be calculated by determining the value of the Eligible Assets held by such Fund attributable to such class.

The Class Value per Share of each share of a Fund will be calculated by the administrator by taking its Class Value per Share calculated on the prior Distribution Date, and adjusting for the changes in the Underlying Index and for the share’s allocable portion of its Class Value.

Shareholders’ Recourse Is Limited to the Value of a Fund’s Assets.

Shares will be obligations solely of the Fund issuing them. In particular, a Fund’s shares will not be obligations or responsibilities of, or guaranteed by, other Funds, the Trust, the Trustee, the Sponsor, any Index Provider, any direct or indirect shareholder, or any Authorized Participant. If the net proceeds received by a Fund upon its realization of its assets are less than the aggregate amount payable in such circumstances in respect of such Fund, the obligations in respect of such Fund will be limited to the amount of the net proceeds so realized. No other assets of the Trust or assets of any other Fund will be available for payment of such shortfall, and the rights of shareholders to receive any further amounts in respect of such obligations shall be extinguished.

The Liquidity of the Shares May Also Be Affected by the Withdrawal from Participation of Authorized Participants, Which Could Adversely Affect the Market Price of the Shares.

In the event that one or more Authorized Participants which have substantial interests in the shares withdraw from participation, the liquidity of the shares will likely decrease, which could adversely affect the market price of the shares and result in investors incurring a loss on their investment.

Shareholders that Are Not Authorized Participants May Only Purchase or Sell Their Shares in Secondary Trading Markets, and the Conditions Associated with Trading in Secondary Markets May Adversely Affect an Investor’s Investment in the Shares.

Only Authorized Participants may create or redeem Creation Units. Such creations and redemptions will always be implemented as pairs. All other investors that desire to purchase or sell shares must do so through the Exchange or in other markets, if any, in which the shares may be traded.

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The Applicable Exchange May Halt Trading in the Shares of a Fund Which Would Adversely Impact an Investor’s Ability to Sell Shares.

Trading in shares of a Fund may be halted due to market conditions or, in light of the applicable Exchange rules and procedures, for reasons that, in the view of such Exchange, make trading in shares of a Fund inadvisable. In addition, trading is subject to trading halts caused by extraordinary market volatility pursuant to “circuit breaker” rules that require trading to be halted for a specified period based on a specified decline or rise in a market index (e.g., the Dow Jones Industrial Average) or in the market price of a Fund’s shares. Additionally, the ability to short sell a Fund’s shares may be restricted when there is a ten percent or greater change from the previous business day’s official closing price. There can be no assurance that the requirements necessary to maintain the listing of the shares of a Fund will continue to be met or will remain unchanged.

There May Be Circumstances that Could Prevent a Fund from Being Operated in a Manner Consistent with Its Investment Objective And Principal Investment Strategies.

There may be circumstances outside the control of the Sponsor and/or a Fund that make it, for all practical purposes, impossible to process a purchase or redemption order. Examples of such circumstances include: natural disasters; public service disruptions or utility problems such as those caused by fires, floods, extreme weather conditions, and power outages resulting in telephone, telecopy, and computer failures; market conditions or activities causing trading halts; systems failures involving computer or other information systems affecting the aforementioned parties, as well as DTC, NSCC, or any other participant in the purchase process; and similar extraordinary events. Accordingly, while the Sponsor has implemented and tested a business continuity plan that transfers functions of any disrupted facility to another location and has effected a disaster recovery plan, circumstances, such as those above, may prevent a Fund from being operated in a manner consistent with its investment objective and principal investment strategies.

Risks Related to Legal Form of the Fund

Shareholders Do Not Have the Protections Associated with Ownership of Shares in an Investment Company Registered under the Investment Company Act of 1940 (the “Investment Company Act”) or the Ownership of Interests in a Commodity Pool Whose Operator Is Registered under the Commodities Exchange Act (the “CEA”).

None of the Funds are subject to registration or regulation under the Investment Company Act and neither the Sponsor nor the Trust are subject to registration or regulation as commodity pool operators under the CEA. Consequently, shareholders do not have the regulatory protections provided to investors in registered investment companies or commodity pools.

The Class Values per Share of the Shares Will Be Adversely Affected If the Funds Are Required to Indemnify the Trustee or the Sponsor.

Under the Trust Agreement, the Trustee and the Sponsor have the right to be indemnified for any liability or expense incurred with respect to the Trust without the Trustee’s or the

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Sponsor’s, as applicable, gross negligence, bad faith, willful misconduct, willful malfeasance or reckless disregard of duties. That means the Sponsor may require the assets of a Fund to be sold in order to cover losses or liability suffered by it or by the Trustee. Any such sale would reduce the aggregate Class Values of one or more of the Funds.

The Trust Agreement Contains Provisions that Explicitly Eliminate Duties, Including Fiduciary Duties, of the Sponsor and Limit Remedies Available to Investors for Actions that Might, Absent Such Provisions, Constitute a Breach of Duty.

The Trust Agreement contains provisions that expressly eliminate duties, including fiduciary duties, of the Sponsor and its affiliates. See “Description of the Shares & Certain Material Terms of the Trust Agreement—Duties of the Sponsor; Limitation of Sponsor Liability; Indemnification of Sponsor.” The elimination of fiduciary duties under the Trust Agreement is expressly permitted by Delaware law. As a result, investors will only have recourse and be able to seek remedies against the Sponsor if it breaches its obligations under the Trust Agreement, including the implied covenant of good faith and fair dealing. Unless the Sponsor breaches its obligations under the Trust Agreement, investors will not have any recourse against the Sponsor even if the Sponsor were to act in a manner that was inconsistent with traditional fiduciary duties, which fiduciary duties do not apply to the Sponsor under the Trust Agreement. Furthermore, even if there has been a breach of the obligations set forth in the Trust Agreement, the Trust Agreement provides that the Sponsor and its affiliates will not be liable to the Trust, the Funds or their shareholders for errors of judgment or for any acts or omissions where the relevant party had, in good faith, determined that such course of conduct was in the best interest of the Trust and such course of conduct did not constitute gross negligence, bad faith, willful misconduct, willful malfeasance or reckless disregard of duties of such party. These provisions are detrimental to investors because they restrict the remedies available to the Trust, the Funds and their shareholders for actions that without such limitations might constitute breaches of duty including fiduciary duties.

The Sponsor will manage the business and affairs of the Trust and the Funds. Conflicts of interest may arise among the Sponsor and its affiliates, on the one hand, and the Trust, the Funds and their shareholders, on the other hand. As a result of these conflicts, the Sponsor may favor its own interests and the interests of its affiliates over the Trust, the Funds and their shareholders. These potential conflicts include, among others, the following:

•	The Sponsor is allowed to take into account the interests of parties other than, and has no fiduciary duties to, the Trust, the Funds and their shareholders in resolving conflicts of interest;
•	As discussed above, the Sponsor has limited its liability and reduced or eliminated its duties, including fiduciary duties, under the Trust Agreement, which limitations also restrict the remedies available to the Trust, the Funds and shareholders for actions that, without these limitations, might constitute breaches of duty, including fiduciary duties. In addition, the Trust and the Funds have agreed to indemnify the Sponsor and its affiliates to the fullest extent permitted by law, except with respect to conduct involving gross negligence, bad faith, willful misconduct, willful malfeasance or reckless disregard of duties of such party. By investing in the shares, investors will have agreed and consented
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to the provisions set forth in the Trust Agreement, including the provisions regarding conflicts of interest situations that, in the absence of such provisions, might constitute a breach of fiduciary or other duties under applicable law;

•	The Trust Agreement does not restrict the Sponsor from causing the Trust, on behalf of the Funds, to pay affiliates of the Sponsor for any services rendered, or to enter into additional contractual arrangements with any of these entities, so long as the terms of any such additional contractual arrangements are fair and reasonable as determined under the Trust Agreement;
•	The Sponsor determines which costs incurred by it and its affiliates are reimbursable by the Funds;
•	The Sponsor, its affiliates and their officers and employees are not prohibited from engaging in other businesses or activities, including those that might be in direct competition with the Funds;
•	The Sponsor controls the enforcement of obligations owed to the Sponsor by the Trust and the Funds; and
•	The Sponsor decides whether to retain separate counsel, accountants or others to perform services for the Funds.

See “Description of the Shares & Certain Material Terms of the Trust Agreement—The Sponsor” and “—Duties of the Sponsor; Limitation of Sponsor Liability; Indemnification of Sponsor.”

Whenever a potential conflict of interest exists between the Funds or the Trust and the Sponsor and its affiliates, the Sponsor may take any action it deems necessary to resolve such conflict of interest, considering in each case the relative interest of each party (including its own interest) to such conflict, agreement, transaction or situation and the benefits and burdens relating to such interests, any customary or accepted industry practices, and any applicable generally accepted accounting practices or principles. In the absence of bad faith by the Sponsor, the resolution, action or terms so made, taken or provided by the Sponsor shall not constitute a breach of the Trust Agreement or of any duties it may owe to the Funds or the Trust or investors at law, in equity or otherwise.

This differs from conflicts of interest in Delaware corporations, where a conflict resolution by a committee consisting solely of independent directors may, in certain circumstances, merely shift the burden of demonstrating unfairness to the plaintiff. If an investor purchases shares in a Fund, the investor will be treated as having consented to the provisions set forth in the Trust Agreement, including provisions regarding the explicit elimination of fiduciary duties of the Sponsor and conflicts of interest situations involving the Sponsor that, in the absence of such provisions, might be considered a breach of fiduciary or other duties under applicable state law. As a result, investors will, as a practical matter, not be able to successfully challenge an informed decision by the Sponsor. See “Description of the Shares & Certain

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Material Terms of the Trust Agreement—Duties of the Sponsor; Limitation of Sponsor Liability; Indemnification of Sponsor.”

An Investor May Be Adversely Affected by Lack of Independent Advisers Representing Investors.

The Sponsor has consulted with counsel, accountants and other advisers regarding the formation and operation of the Funds. No counsel has been appointed to represent an investor in connection with the offering of the shares. Accordingly, an investor should consult his, her, or its own legal, tax and financial advisers regarding the desirability of an investment in the shares of a Fund. Lack of such consultation may lead to an undesirable investment decision with respect to investment in the shares.

An Investor May Be Adversely Affected by Lack of Regular Shareholder Meetings and Voting Rights.

Under the Trust Agreement, Fund shareholders have no voting rights and the Funds will not have regular shareholder meetings. Shareholders only vote on such matters and at such times as determined by the Sponsor. Accordingly, shareholders do not have the right to authorize actions, elect directors, appoint service providers or take other actions as may be taken by shareholders of trusts or companies where shares carry such rights. Additionally, the Funds may enact splits or reverse splits without shareholder approval and the Funds are not required to pay regular cash dividends, although the Funds may pay distributions in cash at the discretion of the Sponsor. The shareholders’ lack of voting rights gives all control under the Trust Agreement to the Sponsor. The Sponsor may take actions in operation of the Funds that may be adverse to the interest of a Fund’s shareholders. The Sponsor’s operation of a Fund could materially and adversely affect the Fund’s share classes’ Class Values per Share and the secondary market trading price of the Fund’s shares.

A Court Could Potentially Conclude that the Assets and Liabilities of One Fund Are Not Segregated from Those of Another Fund and May Thereby Potentially Expose Assets in a Fund to the Liabilities of Another Fund.

Each Fund is a separate series of a Delaware statutory trust and not itself a separate legal entity. Section 3804(a) of the Delaware Statutory Trust Act (the “DSTA”) provides that if certain provisions are in the formation and governing documents of a statutory trust organized in series, and if separate and distinct records are maintained for each series and the assets associated with that series are held in separate and distinct records (directly or indirectly, including through a nominee or otherwise) and accounted for in such separate and distinct records separately from the other assets of the statutory trust, or any series thereof, then the debts, liabilities, obligations and expenses incurred, contracted for or otherwise existing with respect to a particular series are enforceable against the assets of such series only, and not against the assets of the statutory trust generally or any other series thereof, and none of the debts, liabilities, obligations and expenses incurred, contracted for or otherwise existing with respect to the statutory trust generally or any other series thereof shall be enforceable against the assets of such series. The Sponsor is not aware of any court case that has interpreted Section 3804(a) of the DSTA or provided any guidance as to what is required for compliance. The Sponsor maintains separate and distinct

34

records for each series and accounts for them separately, but it is possible a court could conclude that the methods used did not satisfy Section 3804(a) of the DSTA and thus potentially expose assets of a Fund to the liabilities of another Fund.

Investors May Be Subject to Tax on Distributions from a Fund Without Having Received a Distribution of Cash.

We intend to treat Regular and Special Distributions of shares to an investor as distributions of property to such investor for U.S. federal income tax purposes. Such distributions will be treated as taxable dividends for U.S. federal income tax purposes to the extent of a Fund’s current and accumulated earnings and profits. Accordingly, an investor may be subject to tax on a distribution of shares from a Fund notwithstanding the fact that such investor may not receive a distribution of cash sufficient to pay such tax, or a distribution of cash at all. See “Material U.S. Federal Income Tax Considerations” for a discussion of the material U.S. federal income tax considerations applicable to an investment in the shares of a Fund.

An Investor’s Ownership of Up and Down Shares in a Fund May Constitute a “Straddle” for U.S. Federal Income Tax Purposes.

An investor that holds pairs of Up Shares and Down Shares in a Fund may be subject to the Internal Revenue Code’s “straddle” rules, which could affect such investor’s (i) ability to recognize losses on a disposition of such shares, (ii) holding period in such shares and (iii) ability to deduct certain interest and other expenses allocable to the acquisition or ownership of such shares. See “Material U.S. Federal Income Tax Considerations” for a discussion of the material U.S. federal income tax considerations applicable to an investment in the shares of a Fund.

Risk Related to Changes in Financial Regulatory Regime

Regulatory Changes or Actions, Including the Implementation of New Legislation, May Alter the Operations and Profitability of the Funds.

While the funds do not hold any financial instruments that are directly regulated under the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”) and related regulations, there could be broader market effects that impact the performance of the shares.

For example, the futures markets are subject to comprehensive statutes, regulations, and margin requirements. In addition, the SEC, CFTC and the exchanges are authorized to take extraordinary actions in the event of a market emergency, including, for example, the retroactive implementation of speculative position limits or higher margin requirements, the establishment of daily price limits and the suspension of trading. The regulation of swaps, forwards and futures transactions in the United States is a rapidly changing area of law and is subject to modification by government and judicial action. The effect of any future regulatory change on the markets is impossible to predict, but could be substantial and adverse.

In particular, the Dodd-Frank Act was signed into law on July 21, 2010. The Dodd-Frank Act will make sweeping changes to the way in which the U.S. financial system is supervised and regulated. Title VII of the Dodd-Frank Act sets forth a new legislative framework for over-the-

35

counter (“OTC”) derivatives, including certain financial instruments, such as swaps. Title VII of the Dodd-Frank Act makes broad changes to the OTC derivatives market, grants significant new authority to the SEC and the CFTC to regulate OTC derivatives and market participants, and will require clearing and exchange trading of many OTC derivatives transactions.

Provisions in the Dodd-Frank Act include the requirement that position limits on commodity futures contracts be established; new registration, recordkeeping, capital and margin requirements for “swap dealers” and “major swap participants” as determined by the Dodd-Frank Act and applicable regulations; and the forced use of clearinghouse mechanisms for many OTC derivative transactions. Additionally, the new law requires the aggregation, for purposes of position limits, of all positions in futures held by a single entity and its affiliates, whether such positions exist on U.S. futures exchanges, non-U.S. futures exchanges, or in OTC contracts.

The CFTC, the SEC and other federal regulators have been tasked with developing the rules and regulations enacting the provisions of the Dodd-Frank Act. While certain regulations have been promulgated and are already in effect, it is not possible at this time to assess the exact nature and full scope of the impact of the Dodd-Frank Act and related regulations on any of the Funds.

The Dodd-Frank Act and related regulations may impact the levels and the changes in the levels of certain indices including the Underlying Index of any Fund. Additionally, the Dodd-Frank Act and related regulations may impact the manner in which certain market participants (including Authorized Participants) transact in financial instruments generally, including the shares.

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USE OF PROCEEDS

All proceeds received by a Fund from the creation of its Creation Units, including the initial Creation Units (which are described on the front page of this prospectus), will be used by the Trustee to acquire for the Fund’s account only specified, Eligible Assets. Eligible Assets are only:

  Cash;
  Eligible Treasuries; and
  Eligible repos.

Each Fund will maintain its Eligible Assets in a separate custody account maintained by the Fund’s custodian that will be segregated from the assets of any other Fund, the custodian or any other customer of the custodian. Eligible Assets will only be:

(1) held by the Fund;

(2) sold, as needed, to pay Authorized Participants in connection with the redemption of Creation Units;

(3) sold, as needed, to pay cash distributions, if any, including Cash Distributions and any Fund liquidation distribution, owed to the Fund’s shareholders; or

(4) sold, as needed, to pay the Fund’s Management Fee and other Fund fees, expenses and taxes not assumed by the Sponsor.

OVERVIEW OF THE TRUST AND FUND OPERATIONS

AccuShares Commodities Trust I is a Delaware statutory trust organized into separate, segregated series. The Trust may from time to time offer to sell shares of beneficial interest of any or all of the six Funds listed on the cover of this prospectus. The shares of each Fund represent a beneficial interest in and ownership of the assets of that Fund only. The Trust may in the future offer shares of additional fund series. The term of the Trust and each Fund is perpetual unless terminated earlier by the Sponsor. See “Description of the Shares & Certain Material Terms of the Trust Agreement.”

The shares of each Fund are designed for investors who want a cost-effective, targeted and transparent exposure to various commodity spot prices and measures of price volatility of a broad-based equity index as represented by each Fund’s Underlying Index. Each Fund tracks its Underlying Index’s changes without the need to hold any securities, commodities, futures or other financial instruments relating to its Underlying Index or the assets referenced by the Underlying Index. Instead, each Fund is expressly limited to holding Eligible Assets. See “Use of Proceeds” and “Description of the Fund Eligible Assets.” Unlike other exchange traded products, each Fund will engage principally in paired share distributions to deliver to shareholders the economic exposure to the Fund’s Underlying Index. Once issued and before any redemption, Up Shares and Down Shares will trade separately without restriction on the

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Exchange. See “Distributions and Distribution Dates” and “Description of the Shares & Certain Material Terms of the Trust Agreement— Shares Freely Transferable.”

Paired Shares. Each Fund will issue its shares in offsetting pairs, where Up Shares are positively linked to the Fund’s Underlying Index and Down Shares are negatively linked to the Fund’s Underlying Index. Therefore, each Fund will only issue, distribute, maintain and redeem equal quantities of Up and Down Shares at all times. Specifically, the share entitlements relating to a Fund’s Underlying Index will be determined as follows:

•	Up Shares entitlements to distributions from the Fund are tied to increases, if any, of the Underlying Index (before income, gains, fees, expenses and taxes), and
•	Down Shares entitlements to distributions from the Fund are tied to decreases, if any, of the same Underlying Index (before income, gains, fees, expenses and taxes).

Thus, shares of the class enjoying an increase in Class Value per Share on a Distribution Date will receive a Regular Distribution – or more infrequently, a Special Distribution – consisting of matched quantities of Up and Down Shares that, when combined with any concurrent distributions of cash, have aggregate Class Values per Share equal to the value change over the Measuring Period of the Underlying Index. Conversely, shares of the class whose exposure to the Fund’s Underlying Index had an adverse effect on their Class Value per Share will not receive any Regular or Special Distribution relating to changes in the Underlying Index and, instead, will experience Class Value per Share dilution caused by the issuance of shares to the opposing class shareholders, which dilution effect will equal in value the expected decline in Class Value per Share due to the unfavorable Underlying Index change as of the Distribution Date experienced by this class of shares. See “Investment Objectives” and “Distributions and Distribution Dates.”

Class Value & Class Value per Share. The administrator will daily determine the Class Value of each class of each Fund, which is based on the value of the Fund’s Eligible Assets attributable to such class, plus any Net Investment Income. The Net Investment Income can be positive or negative. At the inception of operations of each Fund, the Sponsor will establish the Share Index Factor at which each share class of the Fund will participate in the Fund’s Underlying Index. Thereafter, the administrator will daily allocate among each Fund’s Up Shares and Down Shares their respective Class Values where the Class Value for each class of a Fund is shared equally among the outstanding shares of such class. This daily allocation of Class Values results in the “Class Value per Share” for each Up Share and each Down Share of the Fund. Most important for the calculation of a Fund’s Class Values per Share – one for each Up Share and one for each Down Share – is the determination of the Class Value of each class of a Fund, which is based on changes in the level of the Underlying Index from the previous calculation date. Consequently, the Class Value per Share of a class of a Fund is such class’ allocation per share of the Fund’s liquidation value reflecting changes in the Fund’s Underlying Index in accordance with the linkage – positive or negative – such class has to the Underlying Index. Class Values and Class Values per Share will be posted to the Funds’ website (www.AccuShares.com). See “Investment Objectives—Pricing and Calculating of Class Value and Class Value per Share.”

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Distributions. Each Fund is expected to engage in three types of distributions as of certain Distribution Dates. Ordinarily, distributions will be in equal amounts of Up and Down Shares, although the Sponsor may, in its sole discretion, cause the Fund to distribute cash in lieu of shares. The first type, Regular Distributions, will occur at regular intervals for each Fund. Regular Distributions will occur as long as there has been a change in the level of the Underlying Index as of the Distribution Date since the prior Distribution Date. Additionally, each Fund expects to make Cash Distributions on each Distribution Date to the shareholders of any class of such Fund whose class Net Investment Income is positive as of such Distribution Date. See “Distributions and Distribution Dates—Regular Distributions” and “—Cash Distributions.”

The other two types of distributions are not expected to occur regularly and are mechanisms intended to protect the interests of investors by providing them with the expected value of their shares upon specified events. Thus, the second type, Special Distributions, occur when the level or value of the Fund’s Underlying Index changes by a fixed amount since the prior Distribution Date but before the next Regular Distribution. The third type, Corrective Distribution, occurs only if the trading price of a class’ shares on the Exchange deviates for a specified length of time by over a specified threshold amount from the Class Value per Share of such class. See “Distributions and Distribution Dates—Special Distributions” and “—The Arbitrage Mechanism and Corrective Distributions.”

After any Regular, Special or Corrective Distribution by a Fund, the Fund will reset the Share Index Factors. Similarly, after any such distribution by a Fund to holders of its Down Shares, the Fund will reset the Down Share Index Factor. This resetting of the Share Index Factors causes Class Values per Share to be equal following each such distribution, where the Class Values per Share will be equal to the lowest Class Value per Share of either class calculated in determining the distribution. See “Distributions and Distribution Dates—Determination of Regular and Special Distribution Amounts and Share Index Factors.”

Reverse share splits are expected to occur with Special Distributions. The Sponsor can cause a Fund to declare a forward or reverse share split in its sole discretion, but is only expected to declare reverse share splits to prevent a class of a Fund’s shares from approaching a zero Class Value per Share. See “Distributions and Distribution Dates—Determination of Regular and Special Distribution Amounts and Share Index Factors.”

The Funds are designed to be utilized by investors who are prepared to reassess their holding of the shares at least as frequently as each Distribution Date. Investors who hold shares over one or more consecutive Distribution Dates without reassessment of their Fund share portfolio may experience decreased exposure to the Fund’s Underlying Index as well as a reduced opportunity of gain and loss. See “Distributions and Distribution Dates—Investor Responses to Distributions.”

AccuShares Management LLC serves as the Sponsor of the Trust. The principal offices of the Trust and the Sponsor are located at 137 Rowayton Avenue, 4th Floor, Rowayton, CT 06853, and their telephone number is (203) 989-4969. See “Description of the Shares & Certain Material Terms of the Trust Agreement—The Sponsor.”

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INVESTMENT OBJECTIVES

Introduction and Fund Construction

The Funds are designed to track the changes in specified spot commodity prices or measures of price volatility of a broad-based equity index occurring from the prior Distribution Date to the next Distribution Date. Up Shares of each Fund seek to provide investment results, before adjustment for the class’ Net Investment Income, which results correspond to the performance of its Underlying Index over a Measuring Period, whether favorable or adverse. Down Shares of each Fund seek to provide investment results, before adjustment for the class’ Net Investment Income, which results correspond to the inverse of the performance (negative one times) of its Underlying Index over a Measuring Period, whether favorable or adverse.

The Underlying Index of each Fund is as follows:

Underlying Index
AccuShares Commodity Funds:
AccuShares Spot WTI Crude Oil Fund	[Spot WTI Crude MOC]
AccuShares Spot Brent Crude Oil Fund	[Spot Brent Crude MOC]
AccuShares Spot Natural Gas Fund	[Spot Henry Hub Natural Gas MOC]
AccuShares Spot Copper Fund	[Spot Copper MOC]
AccuShares GSCI Commodities Fund	[GSCI Commodity Index]
AccuShares Volatility Fund	[tbd]

How the Funds differ from other investment products. At all times, the number of outstanding Up Shares and the number of outstanding Down Shares of any Fund will be equal. This requirement of an equal number of Up Shares and Down Shares at all times is an important feature of the Funds, as it allows the shares of a Fund to accurately track their respective Underlying Index without the need for a Fund to use hedges or proxy instruments whose value, for instance, is derived from the value of an underlying asset, rate, or benchmark, including futures contracts, swap agreements, forward contracts and other similar instruments. As a result of eliminating the need to utilize hedges and proxy instruments, the tracking inaccuracies and costs that can arise in pooled investment vehicles that rely on such hedges and instruments will not occur in the Funds.

Each Fund will be in “balance” due to the issuance, distribution, maintenance and redemption of an equal quantities of offsetting Up Shares and Down Shares at all times. The Fund’s balance of shares causes the shares to accurately track the Fund’s Underlying Index through the distribution and Class Value per Share calculation process without the costs and effects that typically arise from the use of proxy instruments such as futures and other derivatives. The absence of instruments such as futures contracts, swap agreements, forward contracts, and other derivative instruments in a Fund’s custody account means that the tracking errors, trading costs and return complexities that arise with these positions will not be present in the Funds.

The Funds differ from many other fund products with respect to the manner in which the shares achieve their investment objective, positive or negative, of tracking the performance of

40

their referenced Underlying Indices. In most funds, fund assets are acquired and managed with the objective of achieving a targeted return. The return on shares of these managed fund products is not based on the actual performance of the targeted index, but rather the investment acumen and strategy of the manager and the precision of the tools used by the manager in an attempt to proxy the targeted return. In contrast, the shares of the Funds will not rely on the investment acumen of a manager or the precision of the investment tools used by a manager for performance or for tracking the targeted Underlying Index. Rather, the return on a Fund’s shares with respect to its Underlying Index will be algorithmic and delivered to Fund investors experiencing an increase in their shares’ Class Value per Share by Regular and Special Distributions and to Fund investors experiencing a decrease in their shares’ Class Value per Share by the dilution of their shares’ Class Value per Share due to Regular and Special Distributions received by the class of shares opposing their shares.

The return on the shares also represents a total return equal to the Fund’s Underlying Index performance plus each Fund’s Net Investment Income. Since the Underlying Index tracking objective of each share class of each Fund is met by the distribution rights feature of the shares, each Fund is restricted to holding Eligible Assets. Each Fund will invest its assets so as to preserve its capital while, at the same time, earning an investment return that is consistent with such preservation of capital. The income and gains on a Fund’s Eligible Assets attributable to a class may be insufficient to cover the full amount of such class’ fees, expenses and taxes resulting in a negative Net Investment Income for the class. Likewise, this Net Investment Income could be positive for the class.

The shares have been designed to enable investors to gain exposure to movements in commodity prices or measures of price volatility of a broad-based equity index without needing to purchase or take physical delivery of those commodities or to trade in futures contracts. Instead, investors can buy and sell the exposure to such spot prices and volatility measures by trading a particular Fund’s shares on the Exchange.

When a Fund’s Underlying Index has increased, a distribution by the Fund of shares to holders of record of the Up Shares will diminish the value of the Down Shares in an amount equal to the distribution because of the dilutive effect of the distribution. Similarly, when a Fund’s Underlying Index has decreased, a distribution by the Fund of shares to holders of record of the Down Shares will diminish the value of the Up Shares in an amount equal to the distribution because of the dilutive effect of the distribution.

Similar to other exchange traded products, the Funds will rely primarily on Authorized Participants to use the creation and redemption process to reduce any disparities between the trading price movements of shares and the movement or performance of the respective Underlying Index.

Advantages of Investing in the Shares

The principal potential advantages of investing in the shares include:

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•	Reduced Friction and Transaction Costs. The Fund does not incur rolls of futures, rebalancing of swaps or derivatives or other trading of securities that can lead to unseen but significant expenses that reduce investor returns.
•	Reduced Counterparty Risk. Unlike many other exchange traded products that derive their exposure from unsecured or partially secured futures contracts, swaps or similar derivative instruments, the Fund only holds Eligible Assets which are limited to cash, eligible Treasuries and eligible repos.
•	Ease and Flexibility of Investment. The shares trade on the Exchange and provide institutional and retail investors with indirect exposure to various commodities and commodity sectors. The shares may be bought and sold on the Exchange like other exchange-traded securities. Retail investors may purchase and sell shares through traditional brokerage accounts. Unlike an investment in futures contracts, the shares are fully paid and involve no futures-based variation margin calls, do not require rolling from one futures contract to the next, and thereby avoid futures commission merchant fees and expenses. All of the exposure to the referenced commodities is obtained through the shares, which do not expire as futures contracts do.
•	Margin. Shares are eligible for margin accounts.
•	Investor Diversification. The shares may help to diversify an investor’s portfolio because historically commodity indices and futures benchmarks have tended to exhibit low to negative correlation with both equities and conventional bonds and positive correlation to inflation.
•	Short Exposure. The Down Shares provide short exposure without the need for borrowing or margin lending on the part of the purchasing shareholder.
•	Transparency. The Class Value and Class Value per Share of each class is transparent because it will be published daily by the Sponsor on the Funds’ website (www.AccuShares.com) and will be based on Underlying Indices published by [ ] and [ ] at the end of each business day.
•	Protective Features. The Funds have a series of features that help to ensure that trading prices of the shares do not persistently deviate materially from movements in the related Underlying Index as reflected in the Class Value per Share.

As global markets have become more complex and intertwined, many markets have become more correlated, making it difficult for investors to find investments that will help diversify their portfolios and reduce risk. Commodity price returns have over long periods of time been shown to have a low correlation to traditional equity and bond benchmarks, helping investors to improve the balance and diversification of their portfolios. The Sponsor believes that the increasing integration into the world economy and high growth of a number of large developing countries have opened up significant investment opportunities in commodities markets, creating risk but also providing the potential for profitable trading opportunities. Some large institutional investors, investment banks and endowments have been in a position to benefit

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from the diversification of commodity returns because their sophisticated infrastructure has provided them with the ability to invest directly in commodity futures and other derivatives markets. Most small investors, however, with limited access to futures and other derivatives markets have not had access to these returns. The creation of stock exchange listed securities tracking commodity indices that provide exposure to commodity futures returns is now giving a much broader range of investors the ability to gain access to these markets. By allocating a portion of the risk segment of their portfolios to one or more of the exchange traded commodities, investors have the potential, if their investments are successful, to reduce the volatility of their portfolios over time and access a hitherto difficult to access asset class.

The Funds, by contrast, offer potentially greater efficiencies to investors seeking exposure to commodities. Also, the Funds represent one of the few opportunities by which investors can achieve an economic exposure to fluctuations in specific commodity spot prices without the distortive effects caused by investing in derivative instruments such as futures or incurring costs associated with the transport and storage of physical commodities.

Investing in the shares does not insulate shareholders from certain risks, including commodity price volatility. See “Risk Factors.” The Sponsor believes that the shares are a more efficient alternative to direct investment (on a short term basis) in a commodity. The shares and the assets of the fund are not futures contracts, options on futures contracts or other commodity-based options contracts.

Pricing and Calculating of Class Value and Class Value per Share

The Class Value of each class of a Fund is calculated on each business day. The Funds calculate their Class Values at the times set forth below, or an earlier time as set forth on the Fund’s website (www.AccuShares.com) if necessitated by the Exchange closing early. Each Fund’s Class Values are calculated only once each business day.

Calculating Class Value per Share. The Class Value per Share of each class of a Fund is calculated by determining the change in the Fund’s liquidation value attributable to such share due to changes in the Fund’s Underlying Index since the prior Distribution Date. Changes in a Fund’s Underlying Index are determined by ascertaining moves in the then-current disseminated levels for the applicable Underlying Index. The Class Value per Share calculation then includes an adjustment for the Net Investment Income of the relevant class. The Class Values per Share for each Fund will be calculated by the administrator.

In the event that a Fund’s Underlying Index is not published, the Sponsor may, in its sole discretion, choose to fair value the index level in order to value the share’s Underlying Index for purposes of the Class Value per Share calculation. Such fair value prices would generally be determined based on available information about the current value of the Underlying Index and would be based on principles that the Sponsor deems fair and equitable so long as such principles are consistent with industry standards. Methods used by the Sponsor may include the use of changes in the equivalent front futures contract on the asset tracked by the Underlying Index either (i) adjusted by such contract’s historical price spread to the spot price tracked by the Underlying Index on the immediately preceding close or (ii) using relative price changes in the front futures contract measured from the immediately preceding setting of the Underlying Index

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to the time of determination of such substitute index value by the Sponsor. Any such fair valuation by the Sponsor will be determinative and final.

The total Class Values per Share of all outstanding shares of a Fund cannot exceed the Fund’s aggregate Class Values. The Class Values per Share of all the shares of a Fund is by definition the Fund’s aggregate Class Values, and each pair of shares at all times has a redemption price (or creation price) equal to the aggregate Class Values of the Fund divided by the number of pairs of shares outstanding.

The Class Value per Share of each share shall be calculated by taking its Class Value per Share calculated on the prior Distribution Date, adjusted for the changes in the Underlying Index during the Measuring Period and for the Net Investment Income allocated to the share class. This gross Class Value per Share computation then shall be divided by the total number of shares of that class then outstanding.

At a Fund’s inception of operations, the Up Share Index Factor for the initial Measuring Period will be equal to (x) the issuance price of the shares (e.g., $25.00), over (y) the Underlying Index level at issuance (e.g., 1600). Where the initial Class Value per Share is $20.00 and the Underlying Index level is 1600, the Up Share Index Factor is $0.0125 ($20.00/1600), and the Down Share Index Factor is -$0.0125 ($0.0125 x -1). Thereafter on subsequent Distribution Dates, the Up Share Index Factor will be equal to (x) the Class Value per Share of the Up Shares for the related Distribution Date, divided by (y) the level of the Underlying Index for the related Distribution Date. For any Distribution Date, the Down Share Index Factor will be equal to negative one times the Up Share Index Factor.

The Class Value per Share of the shares will be determined in the following manner:

The Class Value per Share for Up Shares at any time is determined by:

UPt = UPt-1 + UPSIFt x (UILt – UILt-1) + UPNIAt

The Class Value per Share for Down Shares at any time is determined by:

DNt = DNt-1 + DNSIFt x (UILt – UILt-1) + DNNIAt

where:

UP is the Class Value per Share of the Up Shares.

DN is the Class Value per Share of the Down Shares.

UPSIF is the Up Share Index Factor.

DNSIF is the Down Share Index Factor.

UIL is the Underlying Index Level.

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UPNIA is the accrued Net Investment Income attributable to the Up Shares since the prior Distribution Date which equals the Investment Income attributable to the Up Shares minus the fees, expenses and taxes of the Fund attributable to the Up Shares where UPNIA is accrued and adjusted daily calculated on a per share basis.

DNNIA is the accrued Net Investment Income attributable to the Down Shares since the immediately preceding Distribution Date which equals the Investment Income attributable to the Down Shares minus the fees, expenses and taxes of the Fund attributable to the Down Shares where DNNIA is accrued and adjusted daily calculated on a per share basis.

t is the time of the related determination (i.e., the closing values as of a Distribution Date, in the case of a Regular or Special Distribution, or other date of calculation such as a daily Class Value per Share calculation).

t-1 is the time and closing values as of the prior Distribution Date, in the case of a Regular or Special Distribution, or the last calculation date of Class Values per Share for a daily Class Value per Share calculation.

On a Distribution Date, immediately following the determination of the distributions to the shares and immediately following the resetting of the Share Index Factors, the Class Values per Share for the shares will be set as follows:

UPt = Minimum of either UPc or DNc

DNt = Minimum of either UPc or DNc

Where UPc is the Class Value per Share of the Up Shares as of the immediately preceding close and DNc is the Class Value per Share of the Down Shares as of the immediately preceding close, both after adjusting for any Cash Distributions or negative Net Investment Income.

Class Value per Share Calculation Time

The Class Values of each Fund and Class Values per Share of each share class are expected to be calculated by the administrator at the following times on each business day:

AccuShares Commodity Funds:	Calculation Time
AccuShares Spot WTI Crude Oil Fund	[ ] p.m. (Eastern time)
AccuShares Spot Natural Gas Fund	[ ] p.m. (Eastern time)
AccuShares Spot Brent Crude Oil Fund	[ ] p.m. (Eastern time)
AccuShares Spot Copper Fund	[ ] p.m. (Eastern time)
AccuShares GSCI Commodities Fund	[ ] p.m. (Eastern time)
AccuShares Spot Volatility Fund	[ ] p.m. (Eastern time)

Publication of Pricing Information

The Class Values and Class Values per Share of each Fund will be posted on each business day on the Fund’s website at www.AccuShares.com.

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Indicative Optimized Portfolio Value Up Share (“IOPV-UP”)

The IOPV-UP is an indicator of the value of the Up Share’s Class Value per Share at the time the IOPV-UP is disseminated. The IOPV-UP is calculated and disseminated every 15 seconds throughout the business day. The IOPV-UP is generally calculated using the prior business day’s closing Class Value per Share of an Up Share as a base and updating throughout the business day based on changes in either the value of the Underlying Index or the value of an equivalent front-futures contract price.

The IOPV-UP should not be viewed as an actual real time update of the Class Value per Share of the Up Shares because Class Value per Share of the Up Shares is calculated only once at the end of each business day. The IOPV-UP also should not be viewed as a precise value of the shares.

Indicative Optimized Portfolio Value Down Share (“IOPV-DOWN”)

The IOPV-DOWN is an indicator of the value of the Down Share’s Class Value per Share at the time the IOPV-DOWN is disseminated. The IOPV-DOWN is calculated and disseminated every 15 seconds throughout the business day. The IOPV-DOWN is generally calculated using the prior business day’s closing Class Value per Share of a Down Share as a base and updating throughout the business day based on changes in either the value of the Underlying Index or the value of an equivalent front-futures contract price.

The IOPV-DOWN should not be viewed as an actual real time update of the Class Value per Share of the Down Shares because Class Value per Share of the Down Shares is calculated only once at the end of each business day. The IOPV-DOWN also should not be viewed as a precise value of the shares.

Changes in a Fund’s Underlying Index (or changes in the front-month futures contract proxy used during a business day by the Sponsor to calculate a substitute change in the Fund’s Underlying Index when the Index Providers have failed to publish such index level or value) will cause the IOPV-UP and the IOPV-DOWN to change in opposite and offsetting directions during the course of a business day.

DESCRIPTION OF THE FUND ELIGIBLE ASSETS

General

The Eligible Assets of each Fund will consist of cash, and the eligible Treasuries and eligible repos in which it will invest its cash from time to time. Each Fund will invest its assets so as to preserve capital while, at the same time, earning an investment return that is consistent with such preservation of capital.

United States Treasury Obligations

Any date on which there is cash on deposit in a Fund’s custody account that is not required to make payments or to make distributions to shareholders all such cash will be invested

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by the Trustee, acting in accordance with the Trust Agreement and on behalf of the Fund, in either:

  bills, notes and bonds issued and backed by the full faith and credit of the government of the United States of America, which qualify as “eligible Treasuries” because they have residual maturities less than or equal to 90 calendar days, or agreements for the sale and repurchase of, and collateralized by, bills, notes and bonds issued and backed by the full faith and credit of the government of the United States of America, which qualify as “eligible repos,” because (i) they are entered into with a seller that is bank with at least one billion U.S. dollars in assets or a registered securities dealer that is deemed creditworthy by the administrative agent, (ii) they terminate within [24 hours] following their execution, (iii) they are denominated in U.S. dollars, and (iv) they are “collateralized fully,” meaning that (A) the value of the assets collateralizing the eligible repo (less transaction costs, including loss of interest, that the Fund reasonably could expect to incur if the seller were to default) is, and during the entire term of the eligible repo remains, at least equal to the resale price payable by the seller under the eligible repo, (B) title to the underlying collateral assets passes to the Fund or, if the asset transfer is recharacterized as a secured loan, the Fund will have a perfected first priority security interest in the assets securing the seller’s obligations, (C) such assets are held by a custodian bank for the benefit of the Fund during the term of the eligible repo, (D) such assets consist entirely of U.S. Treasury securities, and (E) upon the insolvency of the seller, the eligible repo would qualify under a provision of applicable insolvency law providing an exclusion from any automatic stay of creditors’ rights against the seller.

We collectively refer to eligible Treasuries and eligible repos as “Treasuries” in the following discussion of this prospectus.

Each Fund will invest its cash in Treasuries in order to generate income to pay its fees, expenses and taxes and to generate income to shareholders from cash on deposit in the Fund that is not immediately needed for other purposes pending a later Cash Distribution. Each Fund will hold a portion of its assets in eligible repos, because these agreements mature and convert to cash [within one day], which will make it possible for the Fund to have sufficient cash available on each day to be able to effect any redemptions of its Creation Units.

The Trust Agreement will direct the Trustee’s investment of Eligible Assets into prescribed percentage limitations with respect to each type of Eligible Asset. A minimum of [ ]% of the funds of each Fund during any Measuring Period will be invested in eligible Treasuries and a maximum of [ ]% of such funds may be invested in eligible repos.

The eligible repos will be entered into by the Trustee, on behalf of the applicable Fund, acting as the “buyer,” and a bank or securities dealer that will act as the “seller.” The seller will transfer U.S. Treasury securities to the applicable Fund in exchange for a cash payment by the Fund and such seller will promise to repurchase these securities within 24 hours of the execution of the agreement. The seller must deliver to the Fund U.S. Treasury securities with a market value, as measured on the date of transfer and discounted by the expected transaction costs which would be incurred if the Fund had to liquidate such collateral following a default by the seller, that is at least equal to the repurchase price specified in such repurchase agreement. The

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repurchase price for the U.S. Treasury securities will be equal to the purchase price paid by the Fund plus an additional amount, which will constitute the implicit interest that will be earned by the Fund on the eligible repo. Upon payment of the repurchase price, legal title to the underlying U.S. Treasury securities will be transferred back to the seller. However, each Fund expects to “roll-over” the cash proceeds of each day’s eligible repos into new overnight eligible repos if these proceeds are not needed to effect redemptions. Accordingly, the U.S. Treasury securities that collateralize the Fund’s eligible repos will remain in the possession of the Fund until the eligible repo arrangement with a particular seller is terminated. In the event that a seller were to default on its obligation to repurchase the U.S. Treasury securities from a Fund, the Trustee, acting on behalf of the applicable Fund would be required to deliver a notice of default to the seller and, following the delivery of that notice, the Trustee would be entitled to pursue any remedies permitted under the terms of the eligible repo, including retaining the U.S. Treasury securities that were transferred under the eligible repo. Following a seller default, a Fund will have to liquidate these securities and will incur transaction costs and be exposed to market risk in connection with such liquidation. See “Risk Factors—Risks Related to All Funds—There are Credit and Liquidity Risks Associated with Eligible Repos,” and “—Bankruptcy or Insolvency of a Counterparty to a Fund’s Eligible Repos or the Collateral Custodian for Such Repos May Impair or Delay a Fund’s Ability to Pay for the Redemption of Its Shares and Also Cause Its Shares to Trade at a Discount to Their Class Value per Share or Otherwise Cause Investors to Lose All or a Substantial Part of Their Investment.”

The principal terms of the eligible repos will be set forth in the [Global Master Repurchase Agreement ([ ] version)] prepared and updated from time to time by The Bond Market Association. These terms will include (1) the delivery obligations of the seller, (2) the method of valuation of the U.S. Treasury securities that will collateralize the eligible repo, and (3) rights and obligations of each party in the event of a default by the seller. The master agreement will be supplemented by a written confirmation setting forth the pricing terms for the eligible repo which will be negotiated on behalf of the Funds by the Trustee. The pricing terms will consist of the term of the eligible repo, which will always be overnight, and the repurchase price or implicit yield to be earned by the applicable Fund on the eligible repo. Yield rates on eligible repos are determined by the supply and demand for money, as reflected in the Federal funds rate, as well as the term of the eligible repo and the creditworthiness of the seller; these rates do not depend upon the rates on the underlying U.S. Treasury securities. The Fund will enter into eligible repos in accordance with the acquisition guidelines described below.

Daily, except on a Distribution Date where cash in lieu of Shares will be delivered or a Cash Distribution will be made by a Fund, the Trustee, on behalf of the Fund, will reinvest the proceeds received upon the maturity of the Fund’s Treasuries in Eligible Assets. The Trustee will also invest in Eligible Assets all of a Fund’s cash funds delivered to it in connection with each creation of the Fund’s Creation Units. On the liquidation of a Fund, all of the proceeds of the Treasuries held by the Fund will be used to make final cash liquidating payments, less the fees, expenses and taxes of the Fund not assumed by the Sponsor, to the Fund’s shareholders. Upon any redemption of a Fund’s Creation Units by an Authorized Participant, the cash of the Fund will be used to pay the proceeds of such redemption to the redeeming Authorized Participant.

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The Trustee will select eligible Treasuries and eligible repos for acquisition by a Fund in accordance with the following acquisition guidelines which are contained in the Trust Agreement:

  dealers from whom the Fund will purchase eligible Treasuries will be selected based on best execution;
  counterparties with whom the Fund will enter into eligible repos will be selected based on best execution;
  no eligible repo may be entered into with, and no eligible Treasury may be purchased from, any person who is an Affiliated Person (as defined in Section 2(a)(3) of the Investment Company Act) with respect to any Fund, the Trust, the Trustee, the Sponsor, the marketing agent or any Authorized Participant who qualifies as a statutory underwriter for the Fund; provided, that eligible repos and eligible Treasuries may be entered into with such Authorized Participants if they fall within a specified rate range of the best available yield and otherwise comply with the requirements and conditions specified for transactions with affiliated persons as provided for in this prospectus; and
  a minimum of [ ]% of the funds of each Fund during any Measuring Period will be invested in eligible Treasuries and a maximum of [ ]% of such funds may be invested in eligible repos.

DESCRIPTION OF THE UNDERLYING INDICES

The Underlying Index of each Fund is as follows:

Underlying Index
AccuShares Commodity Funds:
AccuShares Spot WTI Crude Oil Fund	[Spot WTI Crude MOC]
AccuShares Spot Brent Crude Oil Fund	[Spot Brent Crude MOC]
AccuShares Spot Natural Gas Fund	[Spot Henry Hub Natural Gas MOC]
AccuShares Spot Copper Fund	[Spot Copper MOC]
AccuShares GSCI Commodities Fund	[GSCI Commodity Index]
AccuShares Volatility Fund	[tbd]

The AccuShares Spot WTI Crude Oil Fund

The AccuShares Spot WTI Crude Oil Fund Up Shares are designed to track changes in the spot price of West Texas Intermediate (“WTI”) Crude. The AccuShares Spot WTI Crude Oil Fund Down Shares are designed to track the inverse of the changes in the spot price of WTI Crude. WTI is a grade of crude oil used as a benchmark in the U.S. domestic oil market. WTI is also known as Texas Sweet Light and it is used as the benchmark reference and the underlying commodity for futures contracts and options on futures contracts on public exchanges including the Chicago Mercantile Exchange (the “CME”).

The Underlying Index for the AccuShares Spot WTI Crude Oil Fund is the [Platts Cash West Texas Intermediate (WTI) Market on Close (MOC)] price (“[Platts Spot WTI]”). [Platts

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Spot WTI] is compiled through an auction process conducted daily between [2:30pm and 3:30pm (Eastern time)], and [Platts Spot WTI] is reported daily at approximately 4:00pm (Eastern time). [Platts Spot WTI] will be used for the closing Class Value per Share determinations for each business day, and for the purpose of computing distribution entitlements on a Distribution Date.

For the purpose of computing and reporting intra-day Class Values per Share during a business day, a combination of the [Platts Spot WTI] price and CME Light Sweet Crude Oil (WTI) front futures contract price (the “CME WTI Futures”) will be used. The spread or difference between the [Platts Spot WTI] price and the CME WTI Futures price will be calculated daily at around the time the [Platts Spot WTI] final daily price is released (such difference, the “[Platts WTI Futures Differential]” and calculated as [Platts Spot WTI] price minus the CME WTI Futures price). For the open on the next following business day and throughout the next business day, the Class Value per Share for the shares will be based on to the live price of the CME WTI Future plus the [Platts WTI Futures Differential].

WTI crude oil is refined to produce a wide array of petroleum products, including heating oils; gasoline, diesel and jet fuels; lubricants; asphalt; ethane, propane, and butane; and many other products used for their energy or chemical content.

WTI is a light, sweet crude oil. Light, sweet crudes are preferred by refiners because of their low sulfur content and relatively high yields of high-value products such as gasoline, diesel fuel, heating oil, and jet fuel. The price of light, sweet crude oil has historically exhibited periods of significant volatility. Demand for petroleum products by consumers, as well as agricultural, manufacturing and transportation industries, determines demand for crude oil by refiners. Since the precursors of product demand are linked to economic activity, crude oil demand will tend to reflect economic conditions. However, other factors such as weather also influence product and crude oil demand. Crude oil supply is determined by both economic and political factors. Oil prices (along with drilling costs, availability of attractive prospects for drilling, taxes and technology, among other factors) determine exploration and development spending, which influence output capacity with a lag. In the short run, production decisions by OPEC also affect supply and prices. Oil export embargoes and political and military conflicts around the globe represent other routes through which political developments move the market. It is not possible to predict the aggregate effect of all or any combination of these factors.

The AccuShares Spot Natural Gas Fund

The AccuShares Spot Natural Gas Fund Up Shares are designed to track the spot price of Henry Hub Natural Gas. The AccuShares Spot Natural Gas Fund Down Shares are designed to track the inverse of the spot price of Henry Hub Natural Gas. Natural Gas is a gaseous mixture of hydrocarbon compounds, the primary one being methane, that is widely used to heat homes, to produce electricity and in a number of other residential and commercial uses throughout the world. Henry Hub Natural Gas is the reference price for futures contracts and options on futures contracts on public exchanges including the CME.

The Underlying Index for the AccuShares Spot Natural Gas Fund is the [Platts Daily Spot Henry Hub Natural Gas price] (“[Platts Spot Natural Gas]”). [Platts Spot Natural Gas] is

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compiled through an auction process conducted daily between [2:30pm and 3:30pm (Eastern time)], and [Platts Spot Natural Gas] is reported daily at approximately 4:00pm (Eastern time). [Platts Spot Natural Gas] will be used for the closing Class Value per Share determinations for each business day, and for the purpose of computing distribution entitlements on a Distribution Date.

For the purpose of computing and reporting intra-day Class Values per Share during a business day, a combination of the [Platts Spot Natural Gas] price and CME Henry Hub Natural Gas front futures contract price (the “CME Natural Gas Futures”) will be used. The spread or difference between the [Platts Spot Natural Gas] price and the CME Natural Gas Futures price will be calculated daily at around the time the [Platts Spot Natural Gas] final daily price is released (such difference, the “[Platts Natural Gas Futures Differential]” and calculated as [Platts Spot Natural Gas] price minus the CME Natural Gas Futures price). For the open on the next following business day and throughout the next business day, the Class Value per Share for a class of shares will be based on the live price of the CME Natural Gas Futures plus the [Platts Natural Gas Futures Differential].

Henry Hub is a natural gas distribution point on the natural gas pipeline system in Erath, Louisiana, and Henry Hub serves as a pricing point for natural gas futures and swaps. Spot prices set at Henry Hub are quoted in U.S. dollars and are expressed as $/MMbtu (million British thermal units). Henry Hub interconnects with nine interstate and four intrastate pipelines: Acadian, Columbia Gulf Transmission, Gulf South Pipeline, Bridgeline, NGPL, Sea Robin, Southern Natural Pipeline, Texas Gas Transmission, Transcontinental Pipeline, Trunkline Pipeline, Jefferson Island, and Sabine.

Spot Price is defined as the price for a one-time open market transaction for immediate delivery of a specific quantity of product at a specific location where the commodity is purchased “on the spot” at current market rates.

The AccuShares Spot Brent Crude Oil Fund

[to be completed]

The AccuShares Spot Copper Fund

[to be completed]

The AccuShares GSCI Commodities Fund

[to be completed]

The AccuShares Volatility Fund

[to be completed]

[  ] are service marks of the Index Providers, and have been licensed by the Sponsor for the use of the Funds.

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The Funds are not sponsored, endorsed, sold or promoted by the Index Providers, or any of their subsidiaries or affiliates. None of the Index Providers or any of their subsidiaries or affiliates makes any representation or warranty, express or implied, to the owners of or counterparts to the Funds or any member of the public regarding the advisability of investing in securities or commodities generally or in the Funds particularly. The only relationship of the Index Providers or any of their subsidiaries or affiliates to the Trust or a Fund is the licensing of certain trademarks, trade names and service marks and of the [  ], which are determined, composed and calculated by [  ] in conjunction with [  ] without regard to the Trust or the Funds. The Index Providers have no obligation to take the needs of the Trust or the shareholders of any Fund into consideration in determining, composing or calculating the [  ]. None of the Index Providers or any of their respective subsidiaries or affiliates is responsible for or has participated in the determination of the timing, price or quality of the shares to be issued or in the determination or calculation of the equation by which the shares are to be converted into cash. None of the Index Providers or any of their subsidiaries or affiliates shall have any obligation or liability, including, without limitation, to Fund customers, in connection with the administration, marketing or trading of the Funds. Notwithstanding the foregoing, [  ] and their respective subsidiaries and affiliates may independently issue and/or sponsor financial products unrelated to the Funds currently being issued by the Trust, but which may be similar to and competitive with the Funds. In addition, [  ] and their subsidiaries and affiliates actively trade commodities, commodity indices and commodity futures (including the [  ] and [  ]), as well as swaps, options and derivatives which are linked to the performance of such commodities, commodity indices and commodity futures. It is possible that this trading activity will affect the value of the [  ] and the aggregate Class Values of the Funds.

This prospectus relates only to the Funds and does not relate to the physical commodities underlying any of the Index Components. Purchasers of the Funds should not conclude that the inclusion of a futures contract in the [  ] is any form of investment recommendation of the futures contract or the underlying exchange traded physical commodity by the Index Providers or any of their subsidiaries or affiliates. The information in this prospectus regarding the [  ] components has been derived solely from publicly available documents. None of the Index Providers or any of their subsidiaries or affiliates has made any due diligence inquiries with respect to the [  ] components in connection with the Funds. None of the Index Providers or any of their subsidiaries or affiliates makes any representation that these publicly available documents or any other publicly available information regarding the [  ] components, including without limitation a description of factors that affect the prices of such components, are accurate or complete.

NONE OF THE INDEX PROVIDERS OR ANY OF THEIR SUBSIDIARIES OR AFFILIATES GUARANTEES THE ACCURACY AND/OR THE COMPLETENESS OF THE [  ] OR ANY DATA INCLUDED THEREIN AND NONE OF THE INDEX PROVIDERS OR ANY OF THEIR SUBSIDIARIES OR AFFILIATES SHALL HAVE ANY LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN. NONE OF THE INDEX PROVIDERS OR ANY OF THEIR SUBSIDIARIES OR AFFILIATES MAKES ANY WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY THE TRUST, OWNERS OF FUNDS, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE [  ] OR ANY DATA INCLUDED THEREIN. NONE OF THE INDEX PROVIDERS OR ANY OF THEIR SUBSIDIARIES OR AFFILIATES MAKES ANY EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES OF

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MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE, WITH RESPECT TO THE [  ] OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL THE INDEX PROVIDERS OR ANY OF THEIR SUBSIDIARIES OR AFFILIATES HAVE ANY LIABILITY FOR ANY LOST PROFITS OR INDIRECT, PUNITIVE, SPECIAL OR CONSEQUENTIAL DAMAGES OR LOSSES, EVEN IF NOTIFIED OF THE POSSIBILITY THEREOF.

DISTRIBUTIONS and DISTRIBUTION DATES

Regular Distributions

Regular distributions of investor gains will be caused by each Fund principally through a Regular Distribution of shares on each Regular Distribution Date. Concurrent with each Regular Distribution, the applicable Fund will reset its Share Index Factors. An investor receiving distributions can then undertake a range of actions with respect to the distributions which include increasing exposure to the Underlying Index, decreasing exposure to the Underlying Index, or maintaining exposure to the Underlying Index. See “—Investor Responses to Distributions.”

Each Fund will engage in Regular Distributions as follows:

	Frequency of Regular Distributions	Regular Distribution Dates
AccuShares Commodity Funds:
AccuShares Spot WTI Crude Oil Fund	[Quarterly]	[End of each calendar quarter]
AccuShares Spot Brent Crude Oil Fund	[Quarterly]	[End of each calendar quarter]
AccuShares Spot Natural Gas Fund	[Quarterly]	[End of each calendar quarter]
AccuShares Spot Copper	[Quarterly]	[End of each calendar quarter]
AccuShares GSCI Commodities Fund	[Quarterly]	[End of each calendar quarter]
AccuShares Volatility Fund	[Monthly]	[End of each calendar month]

Regular Distributions will not occur on scheduled Regular Distribution Dates if there has been no change in the level of a Fund’s Underlying Index since the prior Distribution Date.

The following table illustrates the position of an investor who has purchased 500 Up Shares for $25.00 per share for a dollar value investment equal to $12,500.00 when the Class Value per Share was $25.00. The table illustration is presented as of a date immediately prior to the next following Distribution Date. Assuming that the return on the Up Shares is as indicated in the individual rows (since the investor’s acquisition) the percentage returns and dollar returns are as indicated. The illustration is presented before fees, expenses, taxes, and return on Fund assets:

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The Percentage Return and Nominal Return

for 500 Up Shares Prior to a Distribution Date

Return on Shares	Value per Share	Pre-Tax Investor Percentage Return	Pre-Tax Investor Dollar Return
+ 10.0%	$27.50	+ 10.0%	$1,250.00
+ 5.0	26.25	+ 5.0	625.00
+ 0.0	25.00	+ 0.0	0.00
- 5.0	23.75	- 5.0	(625.00)
- 10.0	22.50	- 10.0	(1,250.00)

The 500 Up Shares (purchased at $25 per share) held through a single Distribution Date where the return on the Up Shares is +10% since the immediately preceding Distribution Date may receive the distributions indicated in the following table where the amounts are presented before fees, expenses, taxes, and return on Fund assets:

Up Shares Held Over a Single Distribution Date

Where the Return on the Up Shares is 10% for the First Measuring Period

Original Investment	Return on Original Investment	Pre- Distribution Value	Post- Distribution Value	Up Shares	Down Shares	Cash
$12,500.00	+10%	$13,750.00	$13,750.00	555	55	$25.00

As presented in the immediately preceding table, a holding of the 500 Up Shares illustrated has received a distribution of: (i) 55 additional Up Shares, (ii) 55 Down Shares, and (iii) $25.00 in cash. The Class Value per Share of the Up Shares following the distribution is $22.50. The value of the investor’s position following this single Distribution Date is as follows:

555 Up Shares x $22.50 plus 55 Down Shares x $22.50 plus cash of $25.00 = $13,750.00

A comparison of the two preceding tables demonstrates that the value of the Up Shares holding (before fees, expenses, taxes and return on Fund assets) immediately following a Distribution Date will be equal to the value of the Up Shares holding immediately preceding a Distribution Date. The Funds will not charge an investor a fee related to a distribution of either shares or cash. A comparison of the two preceding tables also demonstrates that a share class with a favorable movement in its Underlying Index may receive a distribution of shares, cash or a combination thereof, where shares are distributed in the form of Up Shares and Down Shares, and where the quantity of distributed Up Shares and distributed Down Shares is equal.

Following a single Distribution Date, a holding of cash or a holding of a matched quantity of Up Shares and Down Shares will generate no return with respect to changes in the Underlying Index. In the above single Distribution Date illustration, the combination of 55 Up Shares, 55 Down Shares, and $25.00 in cash will generate no exposure to the Underlying Index in any subsequent period.

If the investor in 500 original Up Shares holds the position over two Distribution Dates (inclusive of all intermediate distributions) without any trading or other dispositions, the investor’s resultant positions and returns are as follows:

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Original Up Shares Held Over a Second Distribution Date

Where the Return on the Up Shares is 10% for the First and Second Measuring Periods

Original Investment	Return on Original Investment	Pre- Distribution Value	Post- Distribution Value	Up Shares	Down Shares	Cash
$12,500.00	+9.0%	$14,875.00	$14,875.00	616	116	$52.00

As presented in the immediately preceding table, a holding of the 555 Up Shares, 55 Down Shares and $25 has received a distribution of: (i) 61 additional Up Shares, (ii) 61 additional Down Shares, and (iii) $27.00 in cash. The Class Value per Share of the Up Shares following the distribution is $20.25. The value of the investor’s position following this single Distribution Date is as follows:

616 Up Shares x $20.25 plus 116 Down Shares x $20.25 plus cash of $52.00 = $14,875.00

Because the 55 pairs of Up Shares and Down Shares (55 Up Shares and 55 Down Shares) and the $25.00 in cash from the first Distribution Date did not generate a return with respect to the Underlying Index, the return as indicated in the immediately preceding table has only accrued on 90% of the Up Shares’ +10% return as measured against the original investment (9% versus 10%, or $1,125 versus $1,250, where $14,875 minus $13,750 equals $1,125).

Continuing the example of 500 Up Shares acquired at $25 and held through a third Distribution Date (inclusive of all distributions of shares and cash) where the return on the Down Shares is +10% for the third Distribution Date, the components of the holding are before fees, expenses, taxes, and return on Fund assets, as follows:

Original Up Shares Held Over a Third Distribution Date

Where the Return on the Up Shares is 10% for the First, Second, and Third Measuring Periods

Original Investment	Return on Original Investment	Pre- Distribution Value	Post- Distribution Value	Up Shares	Down Shares	Cash
$12,500.00	+8.1%	$15,887.50	$15,887.50	684	184	$68.20

As presented in the immediately preceding table, a holding of the 500 Up Shares acquired at $25 and tracked over three consecutive +10% periods has received a third period distribution of: (i) 68 additional Up Shares, (ii) 68 Down Shares, and (iii) $16.20 in cash. The Class Value per Share of the Up Shares following the distribution is $18.225. The value of the investor’s position following this single Distribution Date is as follows:

684 Up Shares x $18.225 plus 184 Down Shares x $18.225 plus cash of $68.20 = $15,887.50

Because the 116 pairs of Up Shares and Down Shares (116 Up Shares and 116 Down Shares) and the $52.00 in cash from the second Distribution Date did not generate a return with respect to the Underlying Index, the return as indicated in the immediately preceding table has

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only accrued on 81% of the Up Shares’ +10% return as measured against the original investment (8.1% versus 10%, or $1,012.50 versus $1,250, where $15,887.50 minus $14,875.00 equals $1,012.50).

An investor who, having held the original 500 Up Shares inclusive of distributions as indicated in the three period illustration, continues to hold the original 500 Up Shares and all distributions without taking any action to sell, trade, or otherwise dispose of any of the distributed shares or cash will experience decreasing exposure to the Underlying Index.

The following table illustrates the effect of holding an original position in the Up Shares over five consecutive Distribution Dates where the return on the Up Shares per period is +10%, +5%, +0%, -5%, or -10%. The percentage indicated in the table is that percentage return realized on an original Up Share holding, plus all intermediate distributions as measured on the original invested dollar amount where the investor executed no sales, purchases or other transactions following the initial acquisition and after each Distribution Date.

Up Share Percentage Exposure to the Underlying Index Over Five Distribution Dates

Indicating the Effect of Distributions Only

	Return on the Up Shares for each Measuring Period
Distribution Date	-10%	-5%	+0%	+5%	+10%
1	100.0%	100.0%	100.0%	100.0%	100.0%
2	100.0	100.0	100.0	95.0	90.0
3	100.0	100.0	100.0	90.2	81.0
4	100.0	100.0	100.0	85.7	72.9
5	100.0	100.0	100.0	81.4	65.6

A holding of Down Shares over one or more Distribution Dates, where the Down Shares have received a distribution of shares, cash or a combination thereof, may have a decreased exposure to the Underlying Index following each such Distribution Date. Specifically distributions related to favorable movements in the Underlying Index will reduce the exposure of a Down Shares holding when an investor takes no action to alter his position.

A reduced exposure following one or more Distribution Dates will reduce the potential gains from favorable Underlying Index movements in subsequent periods. For further discussion of an investor’s potential responses to receiving distributions, see “—Investor Responses to Distributions.”

The following table illustrates an investor who has purchased 500 Down Shares for $25 per share for a dollar value investment equal to $12,500.00 on a Distribution Date. Assuming that the return on the Down Shares is as indicated in the individual rows (since the investor’s acquisition) the percentage returns and dollar returns are as indicated. The illustration is presented before fees, expenses, taxes and return on Fund assets:

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The Percentage Return and Nominal Return

For 500 Down Shares Prior to a Distribution Date

Return on Shares	Value per Share	Pre-Tax Investor Percentage Return	Pre-Tax Investor Dollar Return
+ 10.0%	$27.50	+ 10.0%	$1,250.00
+ 5.0	26.25	+ 5.0	625.00
+ 0.0	25.00	+ 0.0	0.00
- 5.0	23.75	- 5.0	(625.00)
- 10.0	22.50	- 10.0	(1,250.00)

The 500 Down Shares (purchased at $25 per share) held through a single Distribution Date where the return on the Down Shares is +10% since the immediately preceding Distribution Date may receive the distributions indicated in the following table where the amounts are presented before fees, expenses, taxes, and return on Fund assets:

Down Shares Held Over a Single Distribution Date

Where the Return on the Down Shares is 10% for the First Measuring Period

Original Investment	Return on Original Investment	Pre- Distribution Value	Post- Distribution Value	Up Shares	Down Shares	Cash
$12,500.00	+10%	$13,750.00	$13,750.00	55	555	$25.00

As presented in the immediately preceding table, a holding of the 500 Down Shares illustrated has received a distribution of: (i) 55 additional Down Shares, (ii) 55 Up Shares, and (iii) $25.00 in cash. The Class Value per Share of the Down Shares following the distribution is $22.50. The value of the investor’s position following this single Distribution Date is as follows:

555 Down Shares x $22.50 plus 55 Up Shares x $22.50 plus cash of $25.00 = $13,750.00

If the investor of 500 original Down Shares holds the position over two Distribution Dates without any trading or other dispositions, the investor’s resultant positions and returns are as follows:

Original Down Shares Held Over a Second Distribution Date

Where the Return on the Down Shares is 10% for the First and Second Measuring Period

Original Investment	Return on Original Investment	Pre- Distribution Value	Post- Distribution Value	Up Shares	Down Shares	Cash
$12,500.00	+9.0%	$14,875.00	$14,875.00	116	616	$52.00

As presented in the immediately preceding table, a holding of the 555 Down Shares, 55 Up Shares and $25 has received a distribution of: (i) 61 additional Down Shares, (ii) 61 additional Up Shares, and (iii) $27.00 in cash. The Class Value per Share of the Down Shares following the distribution is $20.25. The value of the investor’s position following this single second Distribution Date is as follows:

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616 Down Shares x $20.25 plus 116 Up Shares x $20.25 plus cash of $52.00 = $14,875.00

Because the 55 pairs of Up Shares and Down Shares (55 Up Shares and 55 Down Shares) and the $25.00 in cash from the first Distribution Date did not generate a return with respect to the Underlying Index, the return as indicated in the immediately preceding table has only accrued on 90% of the Down Shares’ +10% return as measured against the original investment (9% versus 10%, or $1,125 versus $1,250, where $14,875 minus $13,750 equals $1,125).

Continuing the example of 500 Down Shares acquired at $25 and held through a third Distribution Date (inclusive of all distributions of shares and cash) where the return on the Down Shares is +10% for the third Distribution Date, the components of the holding are, before fees, expenses, taxes, and return on Fund assets, as follows:

Original Down Shares Held Over a Third Distribution Date

Where the Return on the Down Shares is 10% for the First, Second, and Third Measuring Periods

Original Investment	Return on Original Investment	Pre- Distribution Value	Post- Distribution Value	Up Shares	Down Shares	Cash
$12,500.00	+8.1%	$15,887.50	$15,887.50	184	684	$68.20

As presented in the immediately preceding table, a holding of the 500 Down Shares acquired at $25 and tracked over three consecutive +10% periods has received a third period distribution of: (i) 68 additional Down Shares, (ii) 68 additional Up Shares, and (iii) $16.20 in cash. The Class Value per Share of the Down Shares following the distribution is $18.225. The value of the investor’s position following this single Distribution Date is as follows:

684 Down Shares x $18.225 plus 184 Up Shares x $18.225 plus cash of $68.20 = $15,887.50

Because the 116 pairs of Up Shares and Down Shares (116 Up Shares and 116 Down Shares) and the $52.00 in cash from the second Distribution Date did not generate a return with respect to the Underlying Index, the return as indicated in the immediately preceding table has only accrued on 81% of the Down Shares’ +10% return as measured against the original investment (8.1% versus 10%, or $1,012.50 versus $1,250.00, where $15,887.50 minus $14,875.00 equals $1,012.50).

An investor who, having held the original 500 Down Shares inclusive of distributions as indicated in the three period illustration, continues to hold the original 500 Down Shares and all distributions without taking any action to sell, trade, or otherwise dispose of any of the distributed shares or cash will experience decreasing exposure to the Underlying Index. For further discussion of an investor’s potential responses to receiving distributions, see “—Investor Responses to Distributions.”

The following table illustrates the effect of holding an original position in the Down Shares over five consecutive Distribution Dates where the per period return on the Down Shares is +10%, +5%, +0%, -5%, or -10% in consecutive periods. The percentage indicated in the table

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is that percentage return realized on an original Down Shares holding, plus all intermediate distributions as measured on the original invested dollar amount where the investor executes no sales, purchases or other transactions following the initial acquisition.

Down Share Percentage Exposure to the Underlying Index Over Five Distribution Dates

Indicating the Effect of Distributions Only

	Return on the Down Shares for each Measuring Period
Distribution Date	-10%	-5%	+0%	+5%	+10%
1	100.0%	100.0%	100.0%	100.0%	100.0%
2	100.0	100.0	100.0	95.0	90.0
3	100.0	100.0	100.0	90.2	81.0
4	100.0	100.0	100.0	85.7	72.9
5	100.0	100.0	100.0	81.4	65.6

Special Distributions

Special Distributions are a measure designed to protect the Funds and the investors in each Fund during periods when the Fund’s Underlying Index experiences unexpected degrees of volatility. The Funds will effect a Special Distribution and a resetting of the Underlying Index and the Share Index Factors between Regular Distribution Dates where the Underlying exceeds a fixed rate of change since the prior Distribution Date as follows:

Underlying Index Threshold for Special Distributions
AccuShares Commodity Funds:
AccuShares Spot WTI Crude Oil Fund	[ ]%
AccuShares Spot Brent Crude Oil Fund	[ ]
AccuShares Spot Natural Gas Fund	[ ]
AccuShares Spot Copper Fund	[ ]
AccuShares GSCI Commodities Fund	[ ]
AccuShares Volatility Fund	[ ]

A reverse Share split may also be executed in conjunction with any Special Distributions. Reverse share splits will be declared in order to maintain the Class Value per Share for each class of shares despite a significant move in the Underlying Index. See “—Notification of Distributions and Share Splits.”

Determination of Regular and Special Distribution Amounts and Share Index Factors

When the Class Values per Share of the Up Shares and the Down Shares of a Fund differ at the close of a Measuring Period on a Distribution Date (after adjusting for any Cash Distribution or negative Net Investment Income for such shares), the share class with a gain in Class Value per Share since the prior Distribution Date is expected to receive a distribution on that Distribution Date.

The value of a distribution of shares for each of a Fund’s Up Shares (where such shares are valued at their respective Class Values per Share) entitled to a distribution on a Distribution

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Date will be equal to the positive amount, if any, of the closing Class Value per Share of the Fund’s Up Shares (after adjusting for the Cash Distribution or negative Net Investment Income for the Up Shares, if any) less the closing Class Value per Share of the Fund’s Down Shares (after adjusting for the Cash Distribution or negative Net Investment Income for the Down Shares, if any), or:

Distribution Amount = Maximum of 0 or UPc – DNc

The value of a distribution of shares for each of a Fund’s Down Shares (where such shares are valued at their respective Class Values per Share) entitled to a distribution on a Distribution Date will be equal to the positive amount, if any, of the closing Class Value per Share of the Fund’s Down Shares (after adjusting for the Cash Distribution or negative Net Investment Income for the Down Shares, if any) less the closing Class Value per Share of the Fund’s Up Shares (after adjusting for the Cash Distribution or negative Net Investment Income for the Up Shares, if any), or:

Distribution Amount = Maximum of 0 or DNc – UPc

where:

UPc is equal to the closing Class Value per Share of the Up Shares at the time of determination of a distribution after adjusting for any Cash Distribution or negative Net Investment Income; and

DNc is equal to the closing Class Value per Share of the Down Shares at the time of determination of a distribution after adjusting for any Cash Distribution or negative Net Investment Income.

If the closing Class Value per Share of the Fund’s Up Shares is less than the closing Class Value per Share of the Fund’s Down Shares, there will be no Regular or Special Distribution for the Fund’s Up Shares. Similarly, if the closing Class Value per Share of the Fund’s Down Shares is less than the closing Class Value per Share of the Fund’s Up Shares, there will be no Regular or Special Distribution for the Fund’s Down Shares. Cash Distributions may still occur for the benefit of any class if the class’ Net Investment Income is positive on a Distribution Date regardless of whether the class is entitled to a Regular or Special Distribution.

Any distribution made in shares shall always be made in equal numbers of Up and Down Shares. To the extent a share distribution would result in the distribution of fractional shares, cash in an amount equal to the value of the fractional shares will be distributed rather than shares. Additionally, the Sponsor may, in its sole discretion, cause the Fund to distribute cash in lieu of shares.

For any single Distribution Date, the Class Value per Share and share distribution entitlement for the Up Shares will have an Up Share Index Factor as its fixed positive linear relationship with the Fund’s Underlying Index. Similarly, for any single Distribution Date, the Class Value per Share and share distribution entitlement for the Down Shares will have a Down Share Index Factor as its fixed inverse linear relationship with the Fund’s Underlying Index. The Down Share Index Factor will be negative 1 times the Up Share Index Factor.

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The Up Share Index Factor and the Down Share Index Factor will be used for calculating the respective Class Values per Share of the shares. The differential between the Class Values per Share of the Up Shares and the Down Shares at the time of determination of a Regular or Special Distribution, after adjusting for any Cash Distribution or negative Net Investment Income, will determine the amount of the distribution of shares.

At a Fund’s inception of operations and on each Regular or Special Distribution Date thereafter, the Share Index Factors will be reset with respect to the then current Underlying Index level of the Fund and its then current Class Values per Share. The Share Index Factors will not change between Distribution Dates.

The resetting Share Index Factors are an important feature of the Funds in that (1) they identify precise and simple targeted returns for the shares with respect to the Underlying Index, and (2) they are reset based on regularly revised levels of the Underlying Index upon Regular Distributions and as needed when Special Distributions occur such that very large changes in the Underlying Index over the life of a Fund are incorporated into relative entitlements in the shares.

The distribution entitlement (“DE”) for the shares on a Distribution Date, which includes Regular and Special Distribution entitlements of each class of a Fund, where t is the time of determination and where the Class Values per Share at time t represent the closing prices for the related determination, is calculated as follows:

DEUPt (per Up Share entitled to a distribution) = (UPc – (the lesser of UPc and DNc))+UPNIAt

DEDNt (per Down Share entitled to a distribution) = (DNc – (the lesser of UPc and DNc))+DNNIAt

The Sponsor will allocate accrued income or gains on a Fund’s Eligible Assets to each share class as such class’ “Investment Income” on a daily basis, where such allocation is equal to the amount of such accrued income or gains multiplied by a fraction the numerator of which is the closing Class Value per Share of the referenced class and the denominator of which is the sum of the closing Class Values per Share of both classes of the Fund. Where the Net Investment Income for a class of shares is positive, such class of shares will receive a Cash Distribution equal its Net Investment Income on each Distribution Date.

On each Distribution Date, the shares are entitled to a distribution of shares, cash or a combination thereof based on the positive difference, if any, in Class Value per Share of the related share class and the Class Value per Share of the opposing share class where Class Value per Share for each share class is adjusted for any Cash Distributions or negative Net Investment Income. On a Distribution Date where the distribution entitlement for the Up Shares (DEUP as presented above) is positive, the Up Shares will receive a distribution of the indicated amount. On a Distribution Date where the distribution entitlement for the Down Shares (DEDN as presented above) is positive, the Down Shares will receive a distribution of the indicated amount.

On each Distribution Date the majority of distribution entitlements is expected to be implemented via a distribution of shares. Share distributions will be comprised of an equal number of Up Shares and Down Shares. Because share distributions are limited to whole shares

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(i.e. fractions of shares will not be distributed), investors receiving distributions of shares may also receive a distribution of cash for that amount of a distribution entitlement which would otherwise be fractional shares. Similarly, investors whose distribution entitlement is less than the aggregate Class Values of a pair of Up Shares and Down Shares will receive a cash distribution.

After each distribution, the Share Index Factors will be adjusted based on the Fund’s new Class Values per Share calculated with reference to the then-prevailing Class Values per Share and the then-prevailing level of the Underlying Index.

Share Index Factor Adjustment Examples. The table below illustrates an initial Up Share Index Factor where the initial shares price is $25.00 and where the Underlying Index level at issuance is set by the Sponsor at the Fund’s inception at 1,600. The Up Share Index Factor is $0.015625 (expressed in the table as “$ per Index Point”). The Down Share Index Factor in the example is -$0.015625.

Index Level	Shares Price	$ per Index Point	Up Share Value	Down Share Value
1600.00	$25.00	0.015625	$25.00	$25.00

For the initial Measuring Period of a Fund, every 1 point increase in the Fund’s Underlying Index (e.g., a movement from 1600 to 1601) will result in a $0.015625 increase in the Class Value per Share of the Up Shares and a $0.015625 decrease in the Class Value per Share of the Down Shares. Similarly, every 1 point decline in the Fund’s Underlying Index (e.g., a movement from 1600 to 1599) will result in a $0.015625 decrease in the Class Value per Share of the Up Shares and a $0.015625 increase in the Class Value per Share of the Down Shares.

The following table illustrates the respective share price movements for an initial Measuring Period where the Underlying Index movements are either up 100 points (to 1700) or down 100 points (to 1500) and the closing Class Values per Share are $26.5625 for the Up Shares and $23.4375 for the Down Shares (in the case of an upward movement of 100 points).

Index Move	Index Level	Shares Value	$ per Index Point	Up Share Movements	Down Share Movements	Up Share Value	Down Share Value
UP	1700			1.5625	-1.5625	$26.5625	$23.4375
	1600	25.00	0.015625			25.0000	25.0000
DOWN	1500			-1.5625	1.5625	23.4375	26.5625

Upon the Fund’s first Distribution Date, the calculated Class Values per Share indicate a 6.25% increase for the Up Shares and a 6.25% decrease for the Down Shares. Based on the respective Measuring Period returns for the shares, and presented before allocation of Net Investment Income, as shown in the following table, the Fund will distribute 66 Up Shares and 66 Down Shares, per 1,000 Up Shares, to the holders of record of the Up Shares, and the price per share immediately following the Distribution Date will be set at $23.4375. The illustrated distributions are presented before fees, expenses, taxes and returns on Fund assets.

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Included in the distributions and valuations for the Up Shares in the below table is $31.25 in cash per 1,000 Up Shares due to rounding distributed shares to whole amounts.

Underlying Index Has Moved From 1600 to 1700 and the Distributions per 1,000 Shares

	Initial Shares	Initial Value	Current Value	Up Shares Distributed	Down Shares Distributed	Total Up Shares	Total Down Shares	per Share Value
Up Shares	1,000	25,000.00	26,562.50	66	66	1,066	66	$23.4375
Down Shares	1,000	25,000.00	23,437.50	0	0	0	1,000	23.4375

Total						1,066	1,066	23.4375

The valuations for the respective returns for holders of Up Shares and Down Shares is as follows:

Up Shares:

1,132 shares (1,066 + 66) x $23.4375 + $31.25 = $26,562.50 for a return of +6.25% (1,562.50 / 25,000).

Down Shares:

1,000 shares x $23.4375 = $23,437.50 for a return of -6.25% (-1,562.50 / 25,000).

Based on an Underlying Index movement from 1600 to 1700 presented in the above table, and based on a shares price setting of $23.4375, the Up Share Index Factor is reset to 0.0137867 and the Down Share Index Factor is reset to -0.0137867 as indicated in the following table.

Index Level	Shares Price	$ per Index Point	Up Share Value	Down Share Value
1700.00	$23.4375	0.0137867	$23.4375	$23.4375

The following table illustrates the effect of a 100 point decline in the Fund’s Underlying Index level during its first Measuring Period.

Included in the distributions and valuations for the Down Shares in the below table is $31.25 in cash per 1,000 Down Shares due to rounding distributed shares to whole amounts.

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Underlying Index Has Moved From 1600 to 1500 and the Distributions per 1,000 Shares

	Initial Shares	Initial Value	Current Value	Up Shares Distributed	Down Shares Distributed	Total Up Shares	Total Down Shares	per Share Value
Up Shares	1,000	25,000.00	26,562.50	0	0	1,000	0	$23.4375
Down Shares	1,000	25,000.00	23,437.50	66	66	66	1,066	23.4375

Total						1,066	1,066	23.4375

The valuations for the respective returns for holders of Up Shares and Down Shares is as follows:

Up Shares:

1,000 shares x $23.4375 = $23,437.50 for a return of -6.25% (-1,562.50 / 25,000).

Down Shares:

1,132 shares (1,066 + 66) x $23.4375 + $31.25 = $26,562.50 for a return of +6.25% (1,562.50 / 25,000).

Based on the Underlying Index movement from 1600 to 1500 presented in the immediately preceding example, and based on a Class Value per Share setting of $23.4375, the Up Share Index Factor is set to 0.015625, and the Down Share Index Factor is set to -0.015625.

Index Level	Shares Price	$ per Index Point	Up Share Value	Down Share Value
1500.00	$23.4375	0.015625	$23.4375	$23.4375

The following two tables illustrate the resetting of the Share Index Factors for a sequence of Underlying Index levels and Class Values per Share – first, with a rising index and second, with a falling index.

	Issuance	Distribution Date 1	Distribution Date 2	Distribution Date 3
Underlying Index Level	1600	2000	2400	3200
Shares Value	25.00	18.75	15.00	10.00
Up Shares Index Factor	+0.0156250	+0.0093750	+0.0062500	+0.0031250
Down Shares Index Factor	-0.0156250	-0.0093750	-0.0062500	-0.0031250

	Issuance	Distribution Date 1	Distribution Date 2	Distribution Date 3
Underlying Index Level	1600	1200	800	400
Shares Value	25.00	18.75	12.50	6.25
Up Shares Index Factor	+0.0156250	+0.0156250	+0.0156250	+0.0156250
Down Shares Index Factor	-0.0156250	-0.0156250	-0.0156250	-0.0156250

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The Arbitrage Mechanism and Corrective Distributions

Arbitrage Mechanism. Similar to other exchange traded products, the Funds will rely primarily between Distribution Dates on the share creation and redemption process to reduce any premium or discount that may occur in a Fund’s share trading prices on the Exchange relative to that share’s Class Value per Share. Shares in each Fund may be created or redeemed only by Authorized Participants. The creation/redemption process is important for each Fund in providing Authorized Participants with an arbitrage mechanism through which they may keep share trading prices in line with the Fund’s Class Values per Share.

As a Fund’s shares trade intraday on the Exchange, their market prices will fluctuate due to simple supply and demand. The following scenarios describe the conditions surrounding a creation/redemption:

•	If the market price of a share of a Fund becomes more expensive than its Class Value per Share, an Authorized Participant can purchase shares through a cash payment as part of a Creation Unit from the Fund, and then sell the new shares on the market at a profit, taking into account the value of both classes of shares. This process of increasing the supply of shares is expected to bring the trading price of a share back to its Class Value per Share.
•	If the Class Value per Share exceeds the market price of a share of a Fund, an Authorized Participant can purchase shares on the market in an amount equal to a Creation Unit and redeem them for cash at their Class Values per Share at a profit, taking into account the value of both classes of shares. This process of increasing the demand for shares on the Exchange through decreasing supply is expected to raise the trading price of a share to meet its Class Value per Share.

These processes are referred to as the arbitrage mechanism. The arbitrage mechanism helps to minimize the difference between the trading price of a share of a Fund and its Class Value per Share. Over time, these buying and selling pressures should balance out, and a share’s market trading price is expected to remain at a level close to its Class Value per Share. The arbitrage mechanism provided by the creation and redemption process is designed, and required in order, to maintain the relationship between the market trading price of shares and their Class Values per Share between Distribution Dates.

Unlike other exchange traded products, the Funds have the additional protective mechanism – the Corrective Distribution – that is intended to work if the arbitrage process fails to work for any reason.

Corrective Distributions. The Funds have been established with a formulaic process that continuously measures for any material deviation between the Class Value per Share of the shares and the closing trading prices of the shares as reported on the Exchange. If the closing trading prices of the shares of a Fund deviate significantly from their Class Value per Share by a pre-defined amount (e.g., two percent) for a predefined period of time (e.g., three business days), the Fund will make a Corrective Distribution rather than a Regular Distribution on the next following Scheduled Regular Distribution Date. In a Corrective Distribution, each share

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(including those to be distributed on the related Regular Distribution Date) will be resolved into a risk neutral position comprised of an equal number of Up Shares and Down Shares. The Corrective Distribution will distribute (1) a number of Down Shares equal to the number of outstanding Up Shares to the Up Shares holders and (2) a number of Up Shares equal to the number of outstanding Down Shares to the Down Shares holders. The Corrective Distribution will also involve a Regular Distribution to the applicable class of shares if the Underlying Index has changed its level since the prior Distribution Date. A Corrective Distribution will be utilized to reduce the likelihood of material and persistent disparities between Class Value per Share and trading prices as well as to limit the duration of any such disparities.

Once the requirements for a Corrective Distribution are triggered, the Corrective Distribution will occur on the next available Regular Distribution Date. Each Corrective Distribution will cause each holder of either an Up Share or a Down Share to have an equal number of both Up and Down Shares where the resulting total Class Values per Share of the combined class holdings after the Corrective Distribution will reflect values indicated by the total Class Value per Share of the shares held before the Corrective Distribution. A Corrective Distribution may be accompanied by a reverse share split in order to reduce Fund share counts.

Any Corrective Distribution will cause each holder of shares of either class to receive the return defined by the differential in Class Values per Share of such class calculated on the prior Distribution Date and the Distribution Date of the Corrective Distribution. In this way, each investor will receive a distribution on the related Distribution Date based on Class Value per Share rather than what may be anomalous secondary market trading prices for shares. A Corrective Distribution causes a Fund to deliver more accurate returns to investors related to the performance of the Fund’s Underlying Index at the expense of an investor’s ability to maintain relative Up Share and Down Share positions. Investors who wish to reestablish a specific Up Share or Down Share position should be prepared to buy, sell, or otherwise transact in the shares following a Corrective Distribution. See “—Investor Responses to Distributions.”

The Sponsor expects that Corrective Distributions will be infrequent, and for most Funds, a Corrective Distribution may never occur. The Sponsor believes that the existence of the Corrective Distribution process in the Funds will discourage attempts by traders to manipulate share trading or closing prices and should therefore reduce the occurrences of share trading price anomalies. The Corrective Distribution process essentially supplements the arbitrage mechanism for those rare situations where the arbitrage mechanism fails. See “—Notification of Distributions and Share Splits.”

The Corrective Distribution trigger thresholds are established for the protection of all existing shareholders’ returns and to protect the ability of Authorized Participants to effect arbitrage driven creation and redemptions in each Fund’s Creation Units. The presence of the Corrective Distribution trigger also benefits incremental purchasers by driving the alignment of market prices with Class Value per Share and by reducing the risk that market prices drift materially from Class Value per Share.

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Corrective Distributions will occur for the Funds after the following thresholds have been exceeded:

	Closing Trading Price Deviation from Class Value per Share of Any Fund Class	Duration of Deviation
AccuShares Commodity Funds:
AccuShares Spot WTI Crude Oil Fund	[ ]%	[ ]
AccuShares Spot Brent Crude Oil Fund	[ ]	[ ]
AccuShares Spot Natural Gas Fund	[ ]	[ ]
AccuShares Spot Copper Fund	[ ]	[ ]
AccuShares GSCI Commodities Fund	[ ]	[ ]
AccuShares Volatility Fund	[ ]	[ ]

A resetting of an affected Fund’s Share Index Factor will occur upon a Corrective Distribution only if it is accompanied by a Regular Distribution.

In the event of a Corrective Distribution, a shareholder may receive shares and cash in amounts to both: (1) provide the holder with a distribution consistent with the change in the Underlying Index, and (2) provide the holder with a position neutral to subsequent changes in the Underlying Index such that the effect of any price anomaly is diminished or eliminated. A Corrective Distribution will be applied to all shares of a Fund. For further discussion of an investor’s potential responses to receiving distributions, see “—Investor Responses to Distributions.”

Market Conditions for Arbitrage and Corrective Distributions. There are eight unique combinations of market price/Class Value per Share differentials. The eight combinations are listed in the following table.

•	There are two outcomes where one share class’ market price is below Class Value per Share – rows 1 & 2;
•	There are two outcomes where one share class’ market price is above Class Value per Share – rows 3 & 4;
•	There is one outcome where both share classes’ market prices are above Class Value per Share – row 5;
•	There is one outcome where both share classes’ market prices are below Class Value per Share – row 6; and
•	There are two outcomes where one share class’ market price is above Class Value per Share at the same time one share class’s market price is below Class Value per Share – rows 7 and 8.

Under the columns headed “Down Share” and “Up Share,” the table illustrates the market price (“MP”) and the Class Values per Share (“VPS”) for each scenario. Under the heading

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“Arbitrage,” the expected arbitrage activity (“Create” or “Redeem”) is indicated in addition to the per share pair arbitrage opportunity (e.g., $0.05 for Row 1). The specific numbers presented in the table are for illustration only and are not intended to indicate proposed Corrective Distribution thresholds. Instead, the narrative following the table intends to illustrate the Corrective Distribution threshold setting process performed by the Sponsor at the inception of a Fund.

Potential Combinations of Market Price/Class Value per Share Differentials

Intrinsic Divergence		Down Share (MP/VPS)	Up Share (MP/VPS)	Arbitrage Opportunity
(1)	1 Share Low (Down)	0.85 / 0.90	1.10 / 1.10	Redeem / $0.05
(2)	1 Share Low (Up)	0.90 / 0.90	1.05 / 1.10	Redeem / $0.05
(3)	1 Share High (Down)	0.95 / 0.90	1.10 / 1.10	Create / $0.05
(4)	1 Share High (Up)	0.90 / 0.90	1.15 / 1.10	Create / $0.05
(5)	Both Shares High	0.95 / 0.90	1.15 / 1.10	Create / $0.10
(6)	Both Shares Low	0.85 / 0.90	1.05 / 1.10	Redeem / $0.10
(7)	1 High (Down) & 1 Low (Up)	0.95 / 0.90	1.05 / 1.10	None – Corrective Distribution
(8)	1 Low (Down) & 1 High (Up)	0.85 / 0.90	1.15 / 1.10	None – Corrective Distribution

Arbitrage Opportunities:

Rows 1 & 2 (Redeem): Where one share is trading at a discount to Class Value per Share, an Authorized Participant can acquire a share pair on the market for $1.95 in either scenario ($0.85 +$ 1.10 or $0.90 + $1.05) and redeem the share pair for $2.00 as part of a Creation Unit for a $0.05 profit opportunity. This activity is expected to increase the demand for both shares.

Rows 3 & 4 (Create): Where one share is trading at a premium to Class Value per Share, an Authorized Participant can create a share pair for $2.00 as part of a Creation Unit and sell the pair on the market for $2.05 in either scenario ($0.95 +$ 1.10 or $0.90 + $1.15) for a $0.05 profit opportunity. This activity is expected to increase the supply of both shares.

Row 5 (Create): Where both Up and Down Shares are trading at a premium to Class Value per Share, an Authorized Participant can create paired shares for $2.00 as part of a Creation Unit and sell the pair on the market for $2.10 in proceeds ($0.95 +$ 1.15) for a $0.10 profit opportunity. This activity is expected to increase the supply of both shares.

Row 6 (Redeem): Where both Up and Down Shares are trading at a discount to Class Value Per Share, an Authorized Participant can acquire paired shares on the market for $1.90 ($0.85 + $1.05) and redeem the pair for $2.00 as part of a Creation Unit for a $0.10 profit opportunity. This activity is expected to increase the demand for both shares.

Corrective Distributions:

Rows 7 & 8 (Corrective Distribution): Where one share within the pair is trading at a discount to Class Value per Share and the other share within the pair is trading at a premium to

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Class Value per Share, a basic arbitrage opportunity via the creation and redemption mechanism of a Fund may not be available because the sum of the pair’s market prices presents no divergence from the sum of the Class Values per Share even though both shares may carry a material deviation from their Class Values per Share. The scenarios indicated in Rows 7 & 8 may require a Corrective Distribution if the divergence persistently exceeds the trigger because the create and redeem arbitrage mechanisms are insufficient to correct this anomaly.

A Corrective Distribution would be triggered if any of the divergences listed in above table were in excess of the specified limit and such divergence persisted over the prescribed period of time. The theory and practice of arbitrage in the exchange-traded product industry suggests that divergences depicted in Rows 1 through 6 should not be large enough or persist long enough to trigger a Corrective Distribution. Nevertheless, if those divergences did persist above the set level in excess of the prescribed time, a Corrective Distribution would be triggered.

Examples of Effects of Corrective Distributions.

Up Share Example. The following tables illustrate a Corrective Distribution numerical example for 500 Up Shares with an initial price of $25.00 where a Corrective Distribution was triggered prior to the first Distribution Date and the return to the Up Shares was +10%.

Before a Corrective Distribution

500 Up Shares Over a Single Distribution Date

Return on Up Shares is +10%

Original Investment	Return on Original Investment	Pre- Distribution Value	Post- Distribution Value	Up Shares	Down Shares	Cash
$12,500.00	+10%	$13,750.00	$13,750.00	555	55	$25.00

After a Corrective Distribution

500 Original Up Shares Without a Reverse Split

Return on Up Shares is +10%

Original Investment	Return on Original Investment	Pre- Distribution Value	Post- Distribution Value	Up Shares	Down Shares	Cash
$12,500.00	+10%	$13,750.00	$13,750.00	610	610	$25.00

As shown by the two foregoing tables, the Corrective Distribution has not altered the aggregate Class Values and cash of the total position. This results from the following calculation:

610 Up Shares x $11.25 plus 610 Down Shares x $11.25 plus cash of $25.00 = $13,750.00

The following table indicates the same scenario as above, but in the following table a 2-for-1 reverse share split is executed by the Fund concurrent with the Corrective Distribution. The Fund may elect to execute a Split in connection with Corrective Distribution in order to maintain a higher Class Value per Share.

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Post-Corrective Distribution

500 Original Up Shares With a 2-For-1 Reverse Split

Original Investment	Return on Original Investment	Pre- Distribution Value	Post- Distribution Value	Up Shares	Down Shares	Cash
$12,500.00	+10%	$13,750.00	$13,750.00	305	305	$25.00

The cash value of a position is unaffected by the Corrective Distribution and reverse share split and is reflected in the following calculation:

305 Up Shares x $22.50 plus 305 Down Shares x $22.50 plus cash of $25.00 = $13,750.00

Down Share Example. The following tables illustrate a Corrective Distribution numerical example for 500 Down Shares with an initial price of $25.00 where a Corrective Distribution was triggered prior to the first Distribution Date and where the return to the Down Shares was -10%.

Before a Corrective Distribution

500 Down Shares Over a Single Distribution Date

Return on Down Shares is -10%

Original Investment	Return on Original Investment	Pre- Distribution Value	Post- Distribution Value	Up Shares	Down Shares	Cash
$12,500.00	+10%	$11,250.00	$11,250.00	0	500	$0

Post-Corrective Distribution

500 Original Down Shares Following a 2-For-1 Reverse Split

Original Investment	Return on Original Investment	Pre- Distribution Value	Post- Distribution Value	Up Shares	Down Shares	Cash
$12,500.00	+10%	$11,250.00	$11,250.00	250	250	$0

As shown by the two foregoing tables, the Corrective Distribution has not altered the cash value of the total share position. The same result would occur for the investor’s total share position if a 2-for-1 reverse share split occurred in conjunction with the Corrective Distribution.

Cash Distributions

Whenever a Fund engages in a Regular or Special Distribution, such Find will determine whether any of its classes has a positive Net Investment Income. Shareholders of any class that has a positive Net Investment Income will receive a Cash Distribution. Cash Distributions will occur for any class regardless of whether such class receives a Regular or Special Distribution on that date.

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Notification of Distributions and Share Splits

Each Fund engaging in a Regular Distribution, a Special Distribution, a Corrective Distribution, a Cash Distribution or a share split will provide at least [one business day] advance notice (or longer advance notice as may be required by the Exchange) of such an event. In each instance, the Sponsor will notify the Exchange, and post a notice of such event and its details on the Fund’s website (www.AccuShares.com).

With respect to Regular Distributions, the information provided will consist of the schedule of distributions and associated Distribution Dates, and a notification, as of the record date for such Regular Distribution, on the Fund’s website (www.AccuShares.com) as to whether or not the Regular Distribution will occur. For Regular Distributions that occur on schedule, the Sponsor will cause a press release to be issued identifying the receiving class, the amount, and any other information the Sponsor deems relevant regarding the distribution and post such information on the Fund’s website. This information will also be contained in the Fund’s quarterly and annual reports on Forms 10-Q and 10-K and annual reports to shareholders.

With respect to Special Distributions, Corrective Distributions, share splits and any distributions that will occur in whole or in part in cash, the information provided will include the relevant ex-, record and payment dates for each such event and relevant data concerning each such event. These events will also be reported in press releases, on the affected Fund’s website (www.AccuShares.com) and under Current Reports on Form 8-K as material events as well as the Fund’s periodic reports.

In addition, notice of Cash Distributions for each class of a Fund, if any, will also be included in the notifications of Regular, Special and Corrective Distributions.

Reverse share splits will be declared to maintain a positive Class Value per Share to either the Up Shares or the Down Shares should the Class Value per Share of either class approach zero. Reverse share splits are expected to occur in the context of Special Distributions and will be triggered when the following threshold for each Fund is reached:

Reverse Share Split Threshold – Class Value Per Share Declines:
AccuShares Commodity Funds:
AccuShares Spot WTI Crude Oil Fund	[ ]
AccuShares Spot Brent Crude Oil Fund	[ ]
AccuShares Spot Natural Gas Fund	[ ]
AccuShares Spot Copper Fund	[ ]
AccuShares GSCI Commodities Fund	[ ]
AccuShares Volatility Fund	[ ]

No other share splits are expected to occur, although the Sponsor will have the right to declare in its sole discretion a share split, either forward or reverse, pursuant to the Trust Agreement.

Investor Responses to Distributions

The Funds are designed to be utilized only by sophisticated investors who are expected to monitor and manage their position in the shares not less frequently than each Distribution Date.

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Distributions can reduce or eliminate your desired exposure to an Underlying Index. A Fund’s Regular and Special Distributions of shares, and of cash if the Sponsor determines to cause the Fund to distribute cash in lieu of shares, will reduce your opportunity for gains arising from changes in the Fund’s Underlying Index in subsequent periods. Any Corrective Distribution will eliminate your opportunity for such gains in subsequent periods. On each Distribution Date, gains will be distributed to investors typically in shares, although small cash distributions will probably occur for the value of fractional shares since no Fund will issue fractional shares. Regular and Special Distributions of shares will be made in equal quantities of Up Shares and Down Shares (or the cash value of such shares) only to the share class of the Fund whose Class Value per Share has increased since the beginning of the Measuring Period. Any portion of your Fund holdings in your portfolio that is represented by equal amounts of Up Shares and Down Shares will have no responsiveness to any changes in the level of the Fund’s Underlying Index since change in the relative Class Values per Share of each Up Share and each Down Share will exactly offset each other. If a distribution is in cash, any amounts held in cash will also have no responsiveness to the Underlying Index.

If you seek to maintain a maximum exposure to an Underlying Index, you will need to rebalance your fund investments after every Distribution. Investors wishing to maximize exposure to the Underlying Index (in either direction) or investors wishing to compound gains over one or more Distribution Dates must sell all shares of the class of shares they receive upon any distribution that opposes their intended exposure to the Underlying Index and use the sale proceeds (combined with any cash distributions) to invest in the class of shares aligned with their investment objectives.

Trading Prices and Trading Transaction Costs will negatively impact your ability to closely track an Underlying Index through an investment in the Shares of the Funds. There is no assurance that an investor will be able to execute purchases and sales at any consistent or desired trading price. For example, if you initially hold Up Shares in a Fund and the Fund’s Underlying Index has increased by the date for the next Regular Distribution, you will receive a Regular Distribution of an equal number of Up and Down Shares whose value will represent the increase in value of your original Up Shares caused by the increase over the Measuring Period in the Underlying Index as of the Distribution Date. If you wish to maintain a total positive exposure to the Underlying Index at the increased value of your original Up Shares after the Distribution Date, you will need to sell the Down Shares that were distributed to you and use the sale proceeds to purchase additional Up Shares on the Exchange. Both your sale of the Down Shares and the purchase of additional Up Shares will occur at trading prices and not the Fund’s Class Values per Share for its classes. Moreover, your transaction in the Fund’s shares may be subject to broker’s commissions or other charges. The trading prices you receive and your transaction expense may impede your ability to closely track the performance of an Underlying Index through an investment in the shares of the Funds.

Investors in any pooled investment vehicle which distributes cash should consider the impact of cash distributions on long-run returns. Similarly, any vehicles having high portfolio turnover of non-cash assets may face larger costs (which adversely impact investor returns) than a vehicle having a lower portfolio turnover rate. The Sponsor does not expect any Fund to have a significant portfolio turnover costs due to the nature of each Fund’s Eligible Assets.

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Effects of Investor Re-Balancing and Transaction Costs. In contrast to an investor who does no trading or disposition of distributed shares, an investor of 500 Up Shares, for instance, who wishes to maintain a maximized positive exposure in the Fund’s Underlying Index may sell the distributed Down Shares and use the proceeds to purchase Up Shares. The following three tables illustrate an investor who has purchased 500 Up Shares, and on each Distribution Date, rebalances any distributions in order to maintain a maximized position in Up Shares. The three presentations assume that a slippage of 2.5% occurs during the rebalancing through a combination of market price changes, bid/offer spreads, and brokerage transaction costs. The tables are presented prior to fees, expenses, taxes, and return on Fund assets.

First Distribution Date

500 Up Shares

With a +10% Return and Assuming a Post-Distribution Price of $22.50

	Original Investment	Pre- Distribution Value	Post- Distribution Value	Estimated Periodic Return	Up Shares	Down Shares	Cash
Pre-Trading	$12,500.00	$13,750.00	$13,750.00	+10.00%	555	55	$25.00
Post-Trading	$12,500.00	$13,750.00	$13,719.06	+9.75%	609	0	$16.5625

In the post-trading figures for the first Measuring Period, the distributed 55 Down Shares are sold for a realized price of $21.93750 (reflecting a 2.5% cost from the $22.50 closing), and the proceeds are used to purchase Up Shares (at $22.50) with any residual amounts reflected in cash.

A 2.5% aggregate transaction cost relating to selling distributed Down Shares and buying more Up Shares results in an approximately 0.25% impact in performance (when Up Share returns are 10%) as indicated by the $13,719.06 versus $13,750.00 post-Distribution Date and post-investor trading result.

Second Distribution Date

Original 500 Up Shares (Now 609 Up Shares)

With Another +10% Return and Assuming a Post-Distribution Price of $20.25

	Original Investment	Previous Value	Post- Distribution Value	Estimated Periodic Return	Up Shares	Down Shares	Cash
Pre-Trading	$12,500.00	$13,719.06	$15,089.31	+9.99%	676	67	$43.5625
Post-Trading	$12,500.00	$13,719.06	$15,055.39	+9.74%	743	0	$9.64

In the post-trading figures for the second Measuring Period, the distributed 67 Down Shares are sold for a realized price of $19.74375 (reflecting a 2.5% cost from the $20.25 closing), and the proceeds are used to purchase Up Shares (at $20.25) with any residual amounts reflected in cash.

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Again, a 2.5% aggregate transaction cost relating to selling distributed Down Shares and buying more Up Shares results in an approximately 0.25% impact in performance (when Up Share returns are 10%) as indicated by the $15,055.39 versus $15,089.31 post-Distribution Date and post-investor trading result. The pre-trading periodic return is 9.99% rather than 10% because the prior Distribution Date cash amount is assumed to generate no return.

Third Distribution Date

Original 500 Up Shares (Now 743 Up Shares)

With Another +10% Return and Assuming a Post-Distribution Price of $18.225

	Original Investment	Previous Value	Post- Distribution Value	Estimated Periodic Return	Up Shares	Down Shares	Cash
Pre-Trading	$12,500.00	$15,055.39	$16,559.96	+9.99%	825	82	$29.89
Post-Trading	$12,500.00	$15,055.39	$16,522.60	+9.74%	906	0	$10.75

In the post-trading figures for the third Measuring Period, the distributed 82 Down Shares are sold for a realized price of $17.769375 (reflecting a 2.5% cost from the $18.225 closing), and the proceeds are used to purchase Up Shares (at $18.225) with any residual amounts reflected in cash.

Again, a 2.5% aggregate transaction cost relating to selling distributed Down Shares and buying more Up Shares results in an approximately 0.25% impact in performance (when Up Share returns are 10%) as indicated by the $16,522.60 versus $16,559.96 post-Distribution Date and post-investor trading result. The pre-trading periodic return is 9.99% rather than 10% because the prior Distribution Date cash amount is assumed to generate no return.

The following table summarizes the impact of transaction costs relating to selling distributed shares and buying shares aligned with an investor’s investment objectives on such investor’s return when percentage transaction costs are 0.0%, 0.5%, 1.0%, 2.0%, and 3.0%, and when the per Measuring Period return on the Up Shares is -5.0%, 0.0%, 5.0%, and 10.0%.

Estimated Return Impact of Transaction Costs

Incurred to Maintain a Desired Maximum Up Share Position

Transaction	Return on the Up Shares
Costs	-5.0%	+0.0%	+5.0%	+10.0%
0.0%	0.00%	0.00	0.00%	0.00%
0.5	0.00	0.00	0.02	0.05
1.0	0.00	0.00	0.05	0.10
2.0	0.00	0.00	0.10	0.18
3.0	0.00	0.00	0.15	0.30

Similar to the immediately preceding four table illustrations relating to an investor in the Up Shares seeking to maintain a maximum position in the Up Shares, an investor in the Down Shares may similarly seek to maintain a maximizing position in the Down Shares through one or more Distribution Dates where distributions are made to holders of the Down Shares. The

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following table summarizes the impact of transaction costs relating to selling distributed shares and buying target shares when percentage transaction costs are 0.0%, 0.5%, 1.0%, 2.0%, and 3.0%, and when the return on the Down Shares is 10.0%, 5.0%, 0.0%, and -5.0%.

Estimated Return Impact of Transaction Costs

Incurred to Maintain a Desired Maximum Down Share Position

Transaction	Return on the Down Shares
Costs	-5.0%	+0.0%	+5.0%	+10.0%
0.0%	0.00%	0.00	0.00%	0.00%
0.5	0.00	0.00	0.02	0.05
1.0	0.00	0.00	0.05	0.10
2.0	0.00	0.00	0.10	0.18
3.0	0.00	0.00	0.15	0.30

Down Shares are unlike other traditional fund investments. The Down Shares of each Fund pursues investment goals which are inverse to the performance of its Underlying Index, a result opposite to the results of most mutual funds, exchange traded funds, and other exchange traded products.

Moreover, the following analysis examines how an investor acquiring Down Shares between Distribution Dates and seeking to align the returns on their invested capital with the returns of a Fund’s Underlying Index will need to adjust their purchases.

An investor who seeks to achieve a maximum exposure to the Underlying Index through a purchase of the Down Shares for a fixed dollar amount allocation should purchase the number of shares based on (x) the fixed dollar amount allocation divided by (y) the prevailing per share market price of the Down Shares. In contrast, an investor who seeks an absolute dollar amount exposure to the Underlying Index should refer to the Down Share Index Factor. For example, an investor who desires a $1,000 return if the Underlying Index changes $10 (or 10 points), which is the investor’s absolute dollar amount exposure to the Underlying Index, where the Down Share Index Factor is 0.200, and the prevailing market price is $20, would purchase a number of Down Shares equal to (x) the desired absolute return amount (e.g., $1,000), divided by (y) the product of (I) the Underlying Index change target (e.g., $10), and (II) the Down Share Index Factor. In this example, the investor would purchase 500 Down Shares to achieve the absolute return objective of $1,000 per $10 move in the Underlying Index.

Because the Underlying Index and the price of the Down Shares will diverge in response to changes in the Underlying Index, percentage changes in the Underlying Index will not directly equate to percentage changes in the price of the Down Shares except when: (1) Down Shares were purchased or held on the prior Distribution Date, and (2) Down Shares were purchased at a price equal to the Class Value per Share of the Up Shares (the “expected absolute Down Share exposure condition”).

The following table illustrates the expected absolute Down Share exposure condition and assumes that (a) the Underlying Index level at a prior Distribution Date is 100, (b) the Down Share Index Factor (indicated as “$ per Index Point”) is 0.200 and (c) the Class Value per Share of the Down Share is $20.00 on such prior Distribution Date, which equals the Up Share’s Class

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Value per Share and the price at which the investor acquires the Down Share. The table then shows the end result of the expected absolute Down Share exposure condition as of the next Distribution Date where an upward move in the level of the Underlying Index to 110 (+10%) results in a downward movement in the Class Value per Share of the Down Share to $18.00 (-10%). Similarly, a downward move in the Underlying Index to 90 (-10%) results in an upward movement in the Class Value per Share of the Down Shares to $22.00 (+10%).

Index Move	Index Level	Shares’ Value	$ per Index Point	Share Movements	Up Share Class Value per Share	Down Share Class Value per Share
UP	110			2.0000	$22.0000	$18.0000
	100	20.00	0.2000		20.0000	20.0000
DOWN	90			-2.0000	18.0000	22.0000

The expected absolute Down Share exposure condition will not be met when Down Shares are acquired on days that are not Distribution Dates. For example, if an investor acquires a Down Share on a non-Distribution Date when (a) the level of the Underlying Index is 90, and (b) the Down Share acquisition price is $22.00 (matching its Class Value per Share), then when the Underlying Index moves downward an additional -10% to 81, the corresponding movement in the Class Value per Share of the Down Shares between Distribution Dates is the product of (x) the incremental index movement of -9.00, and (y) the Down Share Index Factor of -0.2000 for a Down Share value increase of $1.80. This movement results in a $23.80 Class Value per Share of the Down Share, which is a 8.18% (or 1.80 over 22.00) change in the Class Value per Share after the -10% decline in the Underlying Index level. A similar misalignment between the percentage upward movement in the Underlying Index level (e.g., +10%) and percentage downward movement in the Class Value per Share of the Down Shares (e.g., -12.2%) will occur if the Down Shares are acquired (at $18.00 per Down Share) on a non-Distribution Date at an Underlying Index level higher (e.g., 110) than such level on the prior Distribution Date (e.g., 100). In these cases, the misalignment results because the Down Share Index Factor (e.g., -0.2000) has not been reset from the prior Distribution Date.

In brief, the percentage return on Down Shares purchased between Distribution Dates at a price below the Class Value per Share of the corresponding Up Share will have the effect of increasing the responsiveness of the investor’s return to changes in the Underlying Index. Similarly, the percentage return on Down Shares purchased between Distribution Dates at a price above the Class Value per Share of the corresponding Up Share will have the effect of decreasing the responsiveness of the investor’s return to changes in the Underlying Index.

Any investor wishing to maintain alignment of a percentage return on invested capital with a percentage return on the Underlying Index when the Down Shares Class Value per Share varies from the Up Shares Class Value per Share may execute a “Down Shares Adjusted Purchase” to achieve the expected absolute Down Share exposure condition. In a Down Shares Adjusted Purchase, an investor will effect one of the following adjustments to their purchase of the Down Shares (for simplicity, trading prices are assumed to be equal to Class Values per Share and the adjustments do not include the effects caused by the investor’s transaction costs, and the Fund’s fees, expenses, taxes and return on Fund assets):

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1.	When the Down Shares Class Value per Share is below the Up Shares Class Value per Share:
Reduce the size of a Down Shares purchase and hold an amount in cash equal to the total purchase difference between the Up Shares price and the Down Shares price. For example, if the Down Shares price is $19, and the Up Shares price is $21, an investor will hold $2 in cash for each Down Share purchased.
2.	When the Down Shares Class Value per Share is above the Up Shares Class Value per Share: Purchase additional Down Shares (on margin or with additional cash) equal to the total purchase difference between the Down Shares price and the Up Shares price. For example, if the Down Shares price is $21, and the Up Shares price is $19, an investor will purchase $2 of additional Down Shares for each Down Share otherwise purchased.

When compared before fees, expenses, taxes, and return on Fund assets and an investor’s transaction costs, an investor can always achieve an expected absolute Down Share exposure condition with a Down Shares Adjusted Purchase.

TRUST AND FUND EXPENSES

Each Fund will be subject to a daily accrual of fees and expenses. The following is a description of the expenses of each Fund.

Management Fee

Each class pays the Sponsor the Management Fee, monthly in arrears, in an amount equal to the percentage of its average daily Class Value at the rates indicated in the following table:

AccuShares Commodity Funds:	Management Fee for Up Shares	Management Fee for Down Shares
AccuShares Spot Oil Fund	[ ] bps	[ ] bps
AccuShares Spot Natural Gas Fund	[ ] bps	[ ] bps
AccuShares Spot Brent Oil Fund	[ ] bps	[ ] bps
AccuShares Spot Copper Fund	[ ] bps	[ ] bps
AccuShares GSCI Commodities Fund	[ ] bps	[ ] bps
AccuShares Volatility Fund	[ ] bps	[ ] bps

The Sponsor receives the Management Fee and otherwise bears all the routine ordinary expenses of each Fund, including the fees and reimbursable expenses of the Trustee, the custodian, the administrator, the transfer agent, the Index Providers and the marketing agent. The Funds bear all their income tax liabilities, which are accrued daily, and their extraordinary, non-recurring expenses that are not assumed by the Sponsor under the Trust Agreement.

No other fee is paid by the Funds. The Management Fee is paid in consideration of the Sponsor’s management and administrative services and the other services provided to the Funds for which the Sponsor pays directly.

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The shares are not deposits or other obligations of the Sponsor, the Trustee or any of their respective subsidiaries or affiliates or any other bank, are not guaranteed by the Sponsor, the Trustee or any of their respective subsidiaries or affiliates or any other bank and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency. An investment in the shares of the Funds offered hereby is speculative and involves a high degree of risk.

Additional Expenses of the Funds and the Shareholders

Except for the Management Fee and certain expenses, costs and taxes described below, no Fund will bear any further expenses. See “Description of the Shares & Certain Material Terms of the Trust Agreement—The Sponsor.” As described below, the Sponsor will pay all additional expenses of the Funds and the Trust.

Organization and Offering Expenses

Organization and offering expenses relating to a Fund means those expenses incurred in connection with the formation of such fund, the qualification and registration of the shares of such Fund and offering and processing the shares of such Fund under applicable federal law, and any other expenses actually incurred and, directly or indirectly, related to the organization of such Fund or the offering of the shares of such Fund, including, but not limited to:

•	initial and ongoing registration fees, filing fees and taxes;
•	costs of preparing, printing (including typesetting), amending, supplementing, mailing and distributing the registration statement of which this prospectus is a part, the exhibits thereto and this prospectus;
•	the costs of qualifying, printing (including typesetting), amending, supplementing, mailing and distributing sales materials used in connection with the offering and issuance of the shares;
•	travel, telegraph, telephone and other expenses in connection with the offering and issuance of the shares; and
•	accounting, auditing, and legal fees (including disbursements related thereto) incurred in connection therewith.

Expenses incurred in connection with organizing the Trust and each Fund and the registration and initial offering of its shares will be paid by the Sponsor. Expenses incurred in connection with the continuous offering of shares of each Fund after the commencement of its trading and operations will also be paid by the Sponsor.

Routine Operational, Administrative, and Other Ordinary Expenses

The Sponsor will pay all of the routine operational, administrative, and other ordinary expenses of each Fund, including, but not limited to, computer services expenses, the fees and expenses of the Trustee, the transfer agent, the custodian, the administrator, the marketing agent

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and the Index Providers, the fees of tax service providers, legal and accounting fees and expenses, filing fees, and printing, mailing and duplication costs.

Federal, State and Local Taxes

Since each Fund is expected to be treated as a corporation for income tax purposes, federal, state and local income or franchise taxes, if any, will be accrued daily by each Fund and will reduce the aggregate Class Value of such Fund. The Sponsor generally will allocate a Fund’s taxes to each share class in proportion to the Class Value of such class.

Non-Recurring Fees and Expenses

All extraordinary, non-recurring expenses (referred to as extraordinary fees and expenses in the Trust Agreement), if any, will be borne by the affected Funds. Extraordinary fees and expenses are fees and expenses which are non-recurring and unusual in nature, such as legal claims and liabilities and litigation costs or indemnification or other unanticipated expenses. Such fees and expenses include, without limitation, legal claims and liabilities, litigation costs or indemnification or other unanticipated expenses. Such fees and expenses, by their nature, are unpredictable in terms of timing and amount.

In the event that a Fund needs to pay such non-recurring fees and expenses, it will sell Eligible Assets in an amount sufficient to obtain the cash proceeds for payment. The payment of extraordinary fees and expenses by a Fund will result in a corresponding decrease in the Fund’s aggregate Class Values and its Class Values per Share. Any decrease in the Class Values per Share of a class of a Fund due to the payment of extraordinary fees and expenses may cause a significant loss to shareholders of such class, result in increased tracking error of Fund performance against its Underlying Index or, in extreme cases, result in termination of the Fund.

Extraordinary fees and expenses affecting the Trust as a whole will be prorated to each Fund according to its respective aggregate Class Values. The Sponsor generally will allocate a Fund’s extraordinary fees and expenses to each share class in proportion to the Class Value of such class.

Other Transaction Costs

Each Fund bears other transaction costs including those incurred in connection with the management of the Fund’s Eligible Assets and management of the collateral backing a Fund’s eligible repos as well as the trading spreads and financing costs/fees, if any, and costs relating to the purchase of eligible Treasuries and eligible repos. The Sponsor generally will allocate a Fund’s transaction costs to each share class in proportion to the Class Value of such class.

Each Fund also imposes on an Authorized Participant transaction fees to offset, or partially offset, transfer and other transaction costs associated with the issuance and redemption of Creation Units. A fixed transaction fee of $[500] is applicable to each creation and redemption transaction, regardless of the number of Creation Units transacted, and an Authorized Participant may pay a variable transaction fee to the Fund of up to [ ]% of the value of a Creation Unit. A Fund’s transaction fee may be changed from time to time by the Sponsor with prior notice to the Authorized Participants. See “Creation and Redemption of Shares.”

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Brokerage Commissions

Retail investors may purchase and sell shares through traditional brokerage accounts. Investors may be charged a customary commission by their brokers in connection with purchases of shares that will vary from investor to investor. Investors are encouraged to review the terms of their brokerage accounts for applicable charges.

Also, the excess, if any, of the price at which an Authorized Participant sells a share over the price paid by such Authorized Participant in connection with the creation of such share in a Creation Unit may be deemed to be underwriting compensation.

WHO MAY SUBSCRIBE

Only Authorized Participants may create or redeem Creation Units. Each Authorized Participant must (1) be a registered broker-dealer or other securities market participant such as a bank or other financial institution which is not required to register as a broker-dealer to engage in securities transactions, (2) be a participant in DTC, and (3) have entered into an Authorized Participant Agreement.

CREATION AND REDEMPTION OF SHARES

Shares in each Fund may be created or redeemed only by Authorized Participants. Shares may be created and redeemed by Authorized Participants from time to time, but only in one or more Creation Units of a Fund. A Creation Unit is a basket of 25,000 Up Shares and 25,000 Down Shares of the Fund. The Funds will not issue or redeem fractional Creation Units.

The amount payable for the creation or redemption of a Creation Unit will equal the aggregate Class Values per Share of each Up Share and each Down Share in the Creation Unit as of the end of the business day during which the order for such creation or redemption is submitted. If the date on which such creation or redemption is submitted is not a business day, the Class Values per Share will be determined as of the next business day.

Creation and redemption orders will be settled on the first business day after the order is accepted. Settlement will be effected on a delivery free of payment basis with shares being transferred directly between Authorized Participants and the Fund, and cash also being transferred directly between Authorized Participants and the Fund.

Redemption requests will be met by distributing cash on hand or by selling the non-cash Eligible Assets for cash and then distributing such cash. The value of all Eligible Assets of a Fund is expected to be always sufficient to redeem all shareholders at once at any time.

Authorized Participants will pay a transaction fee of $[500] to the Fund in connection with each order for the creation or redemption of Creation Units and may pay a variable transaction fee to the Fund of up to [ ]% of the value of a Creation Unit.

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Intra-Day Indicative Class Value per Share

The Exchange will publish the intra-day indicative Class Values per Share of each Fund based on the prior business day’s final Class Values per Share, adjusted every 15 seconds throughout the business day to reflect the continuous changes in Underlying Index of a Fund. The intra-day indicative Class Values per Share of each Fund will not include any taxes of the Fund or extraordinary expenses of the Fund incurred but not assumed by the Sponsor that day.

Other Investors

Retail investors may purchase and sell shares through traditional brokerage accounts. Purchases or sales of shares may be subject to customary brokerage commissions. Investors are encouraged to review the terms of their brokerage accounts for applicable charges.

Each Fund creates and redeems shares from time to time, but only in one or more Creation Units. A Creation Unit is a block of 25,000 Up Shares and 25,000 Down Shares of a Fund. Except when aggregated in Creation Units, the shares are not redeemable securities.

The manner by which Creation Units are purchased and redeemed is dictated by the terms of the Authorized Participant Agreement and Authorized Participant Handbook. By placing a purchase order, an Authorized Participant agrees to deposit cash with the custodian of the Funds.

Authorized Participants pay a fixed transaction fee of up to $[500] in connection with each order to create or redeem a Creation Unit in order to compensate [ ], as the administrator, the custodian and the transfer agent of each Fund and its shares, for services in processing the creation and redemption of Creation Units. Authorized Participants also may pay a variable transaction fee to the Fund of up to [ ]% of the value of the Creation Unit that is purchased or redeemed unless the transaction fee is waived or otherwise adjusted by the Sponsor. The Sponsor provides such Authorized Participant with prompt notice in advance of any such waiver or adjustment of the transaction fee. Authorized Participants may sell the shares included in the Creation Units they purchase from the Funds to other investors. Further detail on the transaction fees is set forth in the Authorized Participant Handbook.

The form of Authorized Participant Agreement and the related Authorized Participant Handbook set forth the procedures for the creation and redemption of Creation Units and for the payment of cash required for such creations and redemptions. The Sponsor may delegate its duties and obligations under the form of Authorized Participant Agreement to the administrator without consent from any shareholder or Authorized Participant. The form of Authorized Participant Agreement and the related procedures attached thereto may be amended by the Sponsor without the consent of any shareholder or Authorized Participant.

Authorized Participants who purchase Creation Units from the Funds receive no fees, commissions or other form of compensation or inducement of any kind from either the Sponsor or the Funds, and no such person has any obligation or responsibility to the Sponsor or the Fund to effect any sale or resale of shares.

Authorized Participants are cautioned that some of their activities may result in their being deemed participants in a distribution in a manner which would render them statutory

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underwriters and subject them to the prospectus delivery and liability provisions of the Securities Act, as described in “Plan of Distribution.”

Each Authorized Participant must be registered as a broker-dealer under the Exchange Act and regulated by FINRA, or exempt from being, or otherwise not required to be, so regulated or registered, and must be qualified to act as a broker or dealer in the states or other jurisdictions where the nature of its business so requires. Certain Authorized Participants may be regulated under federal and state banking laws and regulations. Each Authorized Participant must have its own set of rules and procedures, internal controls and information barriers as it determines is appropriate in light of its own regulatory regime.

Authorized Participants may act for their own accounts or as agents for broker-dealers, custodians and other securities market participants that wish to create or redeem Creation Units.

Persons interested in purchasing Creation Units should contact the Sponsor or the administrator to obtain the contact information for the Authorized Participants. Shareholders who are not Authorized Participants are only able to redeem their shares through an Authorized Participant.

Pursuant to the Authorized Participant Agreement, the Sponsor agreed to indemnify the Authorized Participants against certain liabilities, including liabilities under the Securities Act, and to contribute to the payments the Authorized Participants may be required to make in respect of those liabilities.

The following description of the procedures for the creation and redemption of Creation Units is only a summary and an investor should refer to the relevant provisions of the Trust Agreement and the form of Authorized Participant Agreement for more detail. The Trust Agreement and the form of Authorized Participant Agreement are filed as exhibits to the Registration Statement of which this prospectus is a part.

Creation Procedures

On any business day, an Authorized Participant may place an order with the Distributor to create one or more Creation Units.

Purchase orders must be placed by the cut-off time shown below, or earlier if the Exchange or other exchange material to the valuation or operation of such Fund closes before the cut-off time. If a purchase order is received prior to the applicable cut-off time, the day on which the administrator receives a valid purchase order is the purchase order date. If the purchase order is received after the applicable cut-off time, the purchase order date will be the next business day. Purchase orders are irrevocable. By placing a purchase order, and prior to delivery of such Creation Units, an Authorized Participant’s DTC account will be charged the non-refundable transaction fee due for the purchase order.

Determination of Required Payment and Cut-off Time

The total payment required to create each Creation Unit is the sum of the Class Values per Share of 25,000 Up Shares and Class Values per Share of 25,000 Down Shares of the

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applicable Fund on the purchase order date plus the applicable transaction fee. For each Fund, Authorized Participants have create/redeem cut-off times prior to the Class Value calculation time, which may be different from the close of U.S. markets, as shown in the table below:

AccuShares Commodity Funds:	Creation Cut-off Time	Class Value Calculation Time
AccuShares Up Spot WTI Oil	[ ]	[ ]
AccuShares Down Spot WTI Oil	[ ]	[ ]
AccuShares Up Spot Brent Oil	[ ]	[ ]
AccuShares Down Spot Brent Oil	[ ]	[ ]
AccuShares Up Spot Natural Gas Oil	[ ]	[ ]

Delivery of Cash

Cash required for settlement will typically be transferred to the custodian through: (1) the Continuous Net Settlement (“CNS”) clearing process of NSCC, as such processes have been enhanced to effect creations and redemptions of Creation Units; or (2) the facilities of DTC on a Delivery Versus Payment (“DVP”) basis, which is the procedure in which the buyer’s payment for securities is due at the time of delivery. Security delivery and payment are simultaneous. If the custodian does not receive the cash by the market close on the first business day following the purchase order date (T+1), such order may be charged interest for delayed settlement or cancelled. The Sponsor reserves the right to extend the deadline for the custodian to receive the cash required for settlement up to the third business day following the purchase order date (T+3). In the event a purchase order is cancelled, the Authorized Participant will be responsible for reimbursing the Fund for all costs associated with cancelling the order including costs for repositioning the portfolio. At its sole discretion, the Sponsor may agree to a delivery date other than T+3. Additional fees may apply for special settlement. The Creation Units will be delivered to the Authorized Participant upon the custodian’s receipt of the purchase amount.

Suspension or Rejection of Purchase Orders

In respect of any Fund, the Sponsor may, in its discretion, suspend the right to purchase, or postpone the purchase settlement date: (1) for any period during which any of the Fund’s applicable Exchange, CBOE, CFE, CME (including CBOT and NYMEX) or ICE or other exchange material to the valuation of the Funds, or critical to the determination of their Underlying Index is closed or when trading is suspended or restricted on such exchanges; (2) for any period during which an emergency exists as a result of which the fulfillment of a purchase order is not reasonably practicable; or (3) for such other period as the Sponsor determines to be necessary for the protection of the shareholders. The Sponsor will not be liable to any person or in any way for any loss or damages that may result from any such suspension or postponement.

The Sponsor also may reject a purchase order if:

•	it determines that the purchase order is not in proper form;
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•	the Sponsor believes that the purchase order would have adverse consequences to a Fund or its shareholders;
•	the order would be illegal; or
•	circumstances outside the control of the Sponsor make it, for all practical purposes, not feasible to process creations of Creation Units.

None of the Sponsor, the administrator or the custodian will be liable for the suspension or rejection of any purchase order.

Redemption Procedures

The procedures by which an Authorized Participant can redeem one or more Creation Units mirror the procedures for the creation of Creation Units. On any business day, an Authorized Participant may place an order with the Distributor to redeem one or more Creation Units. If a redemption order is received prior to the applicable cut-off time, or earlier if the Fund’s applicable Exchange or other exchange material to the valuation or operation of such Fund closes before the cut-off time, the day on which the administrator receives a valid redemption order is the redemption order date. If the redemption order is received after the applicable cut-off time, the redemption order date will be the next business day. Redemption orders are irrevocable. The redemption procedures allow Authorized Participants to redeem Creation Units. Individual shareholders may not redeem directly from a Fund.

By placing a redemption order, an Authorized Participant agrees to deliver the Creation Units to be redeemed through DTC’s book-entry system to the applicable Fund not later than noon (Eastern Time), on the first business day immediately following the redemption order date (T+1). The Sponsor reserves the right to extend the deadline for the Fund to receive the Creation Units required for settlement up to the third business day following the redemption order date (T+3). By placing a redemption order, and prior to receipt of the redemption proceeds, an Authorized Participant must wire to the custodian the non-refundable transaction fee due for the redemption order or any proceeds due will be reduced by the amount of the fee payable. At its sole discretion, the Sponsor may agree to a delivery date other than T+3. Additional fees may apply for special settlement.

Determination of Redemption Proceeds

The redemption proceeds from a Fund consist of the cash redemption amount as described in “Creation and Redemption of Shares” above. The cash redemption amount is equal to the sum of the Class Values per Share of 25,000 Up Shares and the Class Values per Share of 25,000 of the Down Shares of such Fund requested in the Authorized Participant’s redemption order as of the time of the calculation of such Fund’s Class Values on the redemption order date, less transaction fees and any amounts attributable to any applicable exchange of U.S. Treasuries for related position or block trade.

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Delivery of Redemption Proceeds

The redemption proceeds due from a Fund are delivered to the Authorized Participant at noon (Eastern Time), on the first business day immediately following the redemption order date if, by such time on such business day immediately following the redemption order date, a Fund’s DTC account has been credited with the Creation Units to be redeemed. The Fund should be credited through: (1) the CNS clearing process of NSCC, as such processes have been enhanced to effect creations and redemptions of Creation Units; or (2) the facilities of DTC on a DVP basis. If a Fund’s DTC account has not been credited with all of the Creation Units to be redeemed by such time, the redemption distribution is delivered to the extent whole Creation Units are received. Any remainder of the redemption distribution is delivered on the next business day to the extent any remaining whole Creation Units are received if: (1) the Sponsor receives the fee applicable to the extension of the redemption distribution date which the Sponsor may, from time to time, determine, and (2) the remaining Creation Units to be redeemed are credited to the Fund’s DTC account by noon (Eastern Time) on such next business day. Any further outstanding amount of the redemption order may be cancelled. The Authorized Participant will be responsible for reimbursing a Fund for all costs associated with cancelling the order including costs for repositioning the portfolio.

The Sponsor is also authorized to deliver the redemption distribution notwithstanding that the Creation Units to be redeemed are not credited to a Fund’s DTC account by noon (Eastern Time), on the first business day immediately following the redemption order date if the Authorized Participant has collateralized its obligation to deliver the Creation Units through DTC’s book-entry system on such terms as the Sponsor may determine from time to time.

Suspension or Rejection of Redemption Orders

In respect of any Fund, the Sponsor may, in its discretion, suspend the right of redemption, or postpone the redemption settlement date: (1) for any period during which any of the Fund’s applicable Exchange, CBOE, CFE, CME (including CBOT and NYMEX) or ICE or other exchange material to the valuation of the Funds, or critical to the determination of their Underlying Index is closed or when trading is suspended or restricted on such exchanges (2) for any period during which an emergency exists as a result of which the redemption distribution is not reasonably practicable; or (3) for such other period as the Sponsor determines to be necessary for the protection of the shareholders. The Sponsor will not be liable to any person or in any way for any loss or damages that may result from any such suspension or postponement.

The Sponsor will reject a redemption order if the order is not in proper form as described in the form of Authorized Participant Agreement or if the fulfillment of the order might be unlawful.

Creation and Redemption Transaction Fee

To compensate the administrator for services in processing the creation and redemption of Creation Units and to offset some or all of the transaction costs, an Authorized Participant may be required to pay a fixed transaction fee to the administrator of up to $[500] per order to create or redeem Creation Units and may pay a variable transaction fee to a Fund of up to [ ]%

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of the value of a Creation Unit. An order may include multiple Creation Units. The transaction fee(s) may be reduced, increased or otherwise changed by the Sponsor at its sole discretion.

Special Settlement

The Sponsor may allow for early settlement of purchase or redemption orders. Such arrangements may result in additional charges to the Authorized Participant.

Purchases and Sales in the Secondary Market on the Exchange

The shares of each Fund are listed on the Exchange under the following symbols and CUSIP numbers:

AccuShares Commodities Shares	Trading Symbol	CUSIP Number
AccuShares Spot WTI Crude Oil Up Shares	[ ]	[ ]
AccuShares Spot WTI Crude Oil Down Shares	[ ]	[ ]
AccuShares Spot Brent Crude Oil Up Shares	[ ]	[ ]
AccuShares Spot Brent Crude Oil Down Shares	[ ]	[ ]
AccuShares Spot Natural Gas Up Shares	[ ]	[ ]
AccuShares Spot Natural Gas Down Shares	[ ]	[ ]
AccuShares Spot Copper Up Shares	[ ]	[ ]
AccuShares Spot Copper Down Shares	[ ]	[ ]
AccuShares GSCI Commodities Up Shares	[ ]	[ ]
AccuShares GSCI Commodities Down Shares	[ ]	[ ]
AccuShares Volatility Up Shares	[ ]	[ ]
AccuShares Volatility Down Shares	[ ]	[ ]

Secondary market purchases and sales of shares will be subject to ordinary brokerage commissions and charges. The shares of each Fund trade on the Exchange, like any other listed security traded on the Exchange. Investors will realize a loss or gain on their investment in a Fund’s shares based on the trading price of the shares on the secondary market, which are expected to track their Class Values per Share.

DESCRIPTION OF THE SHARES & CERTAIN MATERIAL TERMS OF
THE TRUST AGREEMENT

The following summary describes in brief the shares and certain aspects of the operation of the Trust, the Funds, and the respective responsibilities of the Trustee and the Sponsor concerning the Trust and the material terms of the Trust Agreement. Prospective investors should carefully review the Trust Agreement filed as an exhibit to the registration statement of which this prospectus is a part and consult with their own advisers concerning the implications to such prospective subscribers of investing in a series of a Delaware statutory trust. Capitalized terms used in this section and not otherwise defined shall have such meanings assigned to them under the Trust Agreement.

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Description of the Shares

Each Fund issues, or will issue, common units of beneficial interest, or shares, which represent units of fractional undivided beneficial interest in and ownership of the Funds.

Each Fund is comprised of a paired share offering meaning that it has an equal number of Up Shares and Down Shares.

The shares represent entitlements to the assets of a Fund with such entitlements being determined by the movements of the Underlying Index from one Distribution Date to the next Distribution Date or in the case of the first Distribution Date from the date of inception of the Fund’s operations.

More specifically:

•	Up Shares entitlements to distributions from a Fund are tied to increases, if any, of the Underlying Index (before fees, expenses and taxes), and
•	Down Shares entitlements to distributions from a Fund are tied to decreases, if any, of the same Underlying Index (before fees, expenses and taxes)

Performance is determined with respect to the change in such Underlying Index between Distribution Dates for a Fund.

The shares may be purchased from the Funds or redeemed on a continuous basis, always as pairs, but only by Authorized Participants and only in Creation Units. Individual shares may not be purchased or redeemed from the Funds.

Shareholders that are not Authorized Participants may not purchase or redeem any shares or Creation Units from the Funds.

Principal Office

The Trust is organized as a statutory trust under the DSTA. The Trust is managed by the Sponsor, whose office is located at 137 Rowayton Avenue, 4th Floor, Rowayton, CT 06853.

The Funds

The Trust is formed and operated in a manner such that each Fund is liable only for obligations attributable to such Fund and shareholders of a Fund are not subject to the losses or liabilities of any other series of the Trust. If any creditor or shareholder in a Fund asserted against a Fund a valid claim with respect to its indebtedness or shares, the creditor or shareholder would only be able to recover money from that particular Fund and its assets. Accordingly, the debts, liabilities, obligations and expenses incurred, contracted for or otherwise existing solely with respect to a particular Fund are enforceable only against the assets of that Fund, and not against any other Fund or the Trust generally, or any of their respective assets. The assets of each Fund include only those funds and other assets that are paid to, held by or distributed to the Fund on account of and for the benefit of that Fund, including, without limitation, funds delivered to

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the Trust for the purchase of shares or Creation Units in a Fund. This limitation on liability is referred to as the “Inter-Series Limitation on Liability.” The Inter-Series Limitation on Liability is expressly provided for under the DSTA, which provides that if certain conditions (as set forth in Section 3804(a) thereof) are met, then the debts of any particular series will be enforceable only against the assets of such series and not against the assets of any other series of the Trust or the Trust generally.

The Trustee

[ ], a [ ] trust company, is the sole trustee of the Trust. The rights and duties of the Trustee and the Sponsor with respect to the offering of the shares and Fund management and the shareholders are governed by the provisions of the DSTA and by the Trust Agreement. The Trustee will accept service of legal process on the Trust in the State of Delaware and will make certain filings under the DSTA. The Trustee does not owe any other duties to the Trust, the Sponsor or the shareholders of any Fund. The Trustee’s principal offices are located at [ ], Wilmington, Delaware 19890. The Trustee is unaffiliated with the Sponsor.

The Trustee is permitted to resign upon at least sixty (60) days’ notice to the Trust, provided that any such resignation will not be effective until a successor Trustee is appointed by the Sponsor. The Trustee is compensated by the Funds, as appropriate, and is indemnified by the Funds, as appropriate, against any expenses it incurs relating to or arising out of the formation, operation or termination of such Fund, as appropriate, or the performance of its duties pursuant to the Trust Agreement, except to the extent that such expenses result from the gross negligence, bad faith, willful misconduct, willful malfeasance or reckless disregard of duties of the Trustee. The Sponsor has the discretion to replace the Trustee.

Only the assets of the Trust and the Sponsor are subject to issuer liability under the federal securities laws for the information contained in this prospectus and with respect to the issuance and sale of the shares. Under such laws, neither the Trustee, either in its capacity as Trustee or in its individual capacity, nor any director, officer or controlling person of the Trustee is, or has any liability as, the issuer or a director, officer or controlling person of the issuer of the shares. The Trustee’s liability in connection with the issuance and sale of the shares is limited solely to the express obligations of the Trustee set forth in the Trust Agreement.

Under the Trust Agreement, the Sponsor has exclusive management and control of all aspects of the Trust’s business. The Trustee has no duty or liability to supervise the performance of the Sponsor, nor will the Trustee have any liability for the acts or omissions of the Sponsor. The shareholders have no voice in the day-to-day management of the business and operations of the Funds and the Trust, other than certain limited voting rights as set forth in the Trust Agreement. In the course of its management of the business and affairs of the Funds and the Trust, the Sponsor may, in its sole and absolute discretion, appoint an affiliate or affiliates of the Sponsor as additional sponsors and retain such persons, including affiliates of the Sponsor, as it deems necessary to effectuate and carry out the purposes, business and objectives of the Trust.

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Description of Trust Activities

The Trust will be strictly limited to holding only Eligible Assets in accordance with the Trust Agreement. Each Fund will be constrained by its operative documents to engage in a narrow range of prescribed activities to:

•	maintain sufficient liquidity to pay fees of the Fund;
•	maintain sufficient liquidity to pay any cash dividends or other cash distributions owed to shareholders;
•	maintain liquidity to fulfill Creation Unit redemption orders and cancel shares in such Creation Units; and
•	earn an investment return consistent with the preservation of aggregate capital of all shareholders.

The Sponsor

AccuShares Management LLC, a Delaware limited liability company, serves as Sponsor of the Trust. The Sponsor was formed on May 10, 2013 and is wholly-owned by AccuShares Holdings LLC, a Delaware limited liability company. Under the Delaware Limited Liability Company Act and the governing documents of the Sponsor, AccuShares Holdings LLC, the sole member of the Sponsor, is not responsible for the debts, obligations, and liabilities of the Sponsor solely by reason of being the sole member of the Sponsor. The Sponsor has no experience in operating entities like the Trust and the Funds. The principal office of the Sponsor is located at 137 Rowayton Avenue, 4th Floor, Rowayton, CT 06853.

Under the Trust Agreement, the Sponsor has exclusive management and control of all aspects of the business of each Fund. Specifically, the Sponsor:

•	Selects the Funds’ service providers;
•	Negotiates various fees and agreements; and
•	Performs such other services as the Sponsor believes that the Trust may require from time to time.

The Sponsor also bears all the routine operational expenses of the Trust and each Fund, except and any non-recurring extraordinary expenses.

In the course of its management of the business and affairs of the Funds and the Trust, the Sponsor may, in its sole and absolute discretion, appoint an affiliate or affiliates of the Sponsor as additional sponsors and retain such persons, including affiliates of the Sponsor, as it deems necessary for the efficient operation of the Funds and the Trust, as appropriate.

As noted above, the Sponsor has exclusive management and control of all aspects of the business of each Fund. The Trustee will have no duty to supervise or monitor the performance of

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the Sponsor, nor will the Trustee have any liability for the acts or omissions of the Sponsor. Under the Delaware Limited Liability Company Act and the governing documents of the Sponsor AccuShares Holdings LLC, the sole member of the Sponsor, is not responsible for the debts, obligations, and liabilities of the Sponsor solely by reason of being the sole member of the Sponsor. The Sponsor has no experience in operating entities like the Trust and the Funds.

The shares (1) are not deposits or other obligations of the Sponsor, the Trustee or any of their respective subsidiaries or affiliates or any other bank, (2) are not guaranteed by the Sponsor, the Trustee or any of their respective subsidiaries or affiliates or any other bank, and (3) are not insured by the Federal Deposit Insurance Corporation or any other governmental agency. An investment in the shares of any Fund is speculative and involves a high degree of risk.

Duties of the Sponsor; Limitation of Sponsor Liability; Indemnification of Sponsor

The general fiduciary duties which would otherwise be imposed on the Sponsor (which would make its operation of the Trust as described herein impracticable due to the strict prohibition imposed by such duties on, for example, conflicts of interest on behalf of a fiduciary in its dealings with its beneficiaries), are replaced by the terms of the Trust Agreement (to which terms all shareholders, by purchasing shares, are deemed to consent).

The Trust Agreement provides that the Sponsor and its affiliates shall have no liability to the Trust or to any shareholder for any loss suffered by the Trust arising out of any action or inaction of the Sponsor or its affiliates or their respective directors, officers, shareholders, partners, members, managers or employees (the “Sponsor Related Parties”), if the Sponsor Related Parties, in good faith, determined that such course of conduct was in the best interests of the Funds and such course of conduct did not constitute gross negligence, bad faith, willful misconduct, willful malfeasance or reckless disregard of duties by the Sponsor Related Parties. The Trust has agreed to indemnify the Sponsor Related Parties against claims, losses or liabilities based on their conduct relating to the Trust, provided that the conduct resulting in the claims, losses or liabilities for which indemnity is sought did not gross negligence, bad faith, willful misconduct, willful malfeasance or reckless disregard of duties and was done in a manner reasonably believed to be in the best interests of the Funds.

Under Delaware law, a beneficial owner of a statutory trust (such as a shareholder of a Fund) may, under certain circumstances, institute legal action on behalf of himself and all other similarly situated beneficial owners (a “class action”) to recover for violations of fiduciary duties, or on behalf of a statutory trust (a “derivative action”) to recover damages from a third party where there has been a failure or refusal to institute proceedings to recover such damages. In addition, beneficial owners may have the right, subject to certain legal requirements, to bring class actions in federal court to enforce their rights under the federal securities laws and the rules and regulations promulgated thereunder by the SEC. Beneficial owners who have suffered losses in connection with the purchase or sale of their shares may be able to recover such losses from the Sponsor where the losses result from a violation by the Sponsor of the anti-fraud provisions of the federal securities laws.

The foregoing summary describing in general terms the remedies available to shareholders under federal law is based on statutes, rules and decisions as of the date of this

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prospectus. As this is a rapidly developing and changing area of the law, shareholders who believe that they may have a legal cause of action against any of the foregoing parties should consult their own counsel as to their evaluation of the status of the applicable law at such time.

Recognition of the Trust and the Funds in Certain States

A number of states do not have “statutory trust” statutes such as that under which the Trust has been formed in the State of Delaware. It is possible, although unlikely, that a court in such a state could hold that, due to the absence of any statutory provision to the contrary in such jurisdiction, the shareholders, although entitled under Delaware law to the same limitation on personal liability as stockholders in a private corporation for profit organized under the laws of the State of Delaware, are not so entitled in such state.

Ownership or Beneficial Interest in the Funds

The Sponsor may maintain an investment in each Fund. The Sponsor, its members, managers, officers, employees or affiliates may have an ownership or beneficial interest in a Fund, and there are no ownership limitations, such as a percentage restriction, imposed on such positions.

Although the Sponsor does not currently trade or hold any commodity interests for its own account as of the date of this prospectus, the Sponsor and its principals reserve the right to trade commodity interests for their own accounts. Fund investors will not be permitted to inspect the records of such person’s trades or any written policies related to such trading.

Management and Voting by Shareholders

The shareholders of the Funds take no part in the management or control of the Trust, and have no voice in the Trust’s operations or business.

The Sponsor has the right unilaterally to amend the Trust Agreement as it applies to the Funds provided that the shareholders have the right to vote only if expressly required under Delaware or federal law or rules or regulations of the Exchange, or if submitted to the shareholders by the Sponsor in its sole discretion. No amendment affecting the Trustee shall be binding upon or effective against the Trustee unless consented to by the Trustee in writing.

Shares Freely Transferable

The shares of each Fund trade on the Exchange and provide institutional and retail investors with direct access to each Fund. The shares of each Fund may be bought and sold on the Exchange like any other exchange-listed security.

Book-Entry Form

Individual certificates will not be issued for the shares. Instead, global certificates are deposited by the Trust with DTC and registered in the name of Cede & Co., as nominee for DTC. The global certificates evidence all of the shares outstanding at any time. Under the Trust Agreement, shareholders must be (1) participants in DTC such as banks, brokers, dealers and

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Trust companies (“DTC Participants”), (2) those who maintain, either directly or indirectly, a custodial relationship with a DTC Participant (“Indirect Participants”), and (3) those banks, brokers, dealers, trust companies and others who hold interests in the shares through DTC Participants or Indirect Participants. The shares are only transferable through the book-entry system of DTC. Shareholders who are not DTC Participants may transfer their shares through DTC by instructing the DTC Participant holding their shares (or by instructing the Indirect Participant or other entity through which their shares are held) to transfer the shares. Transfers are made in accordance with standard securities industry practice.

Reports to Shareholders

The Sponsor will furnish an annual report for each Fund in the manner required by the rules and regulations of the SEC, including, without limitation, an annual audited financial statement examined and certified by independent registered public accountants and any other reports required by any other governmental authority that has jurisdiction over the activities of the Fund. The annual and quarterly reports and other filings made with the SEC will be posted on the Sponsor’s website at www.AccuShares.com.

The Sponsor will notify shareholders of any change in the fees paid by the Trust or of any material changes to any Fund by filing with the SEC a supplement to this prospectus and a current report on Form 8-K, which will be publicly available at www.sec.gov and at the Sponsor’s website at www.AccuShares.com. Any such notification will include a description of shareholders’ voting rights.

Each Fund will send the appropriate Internal Revenue Service Form 1099s to its investors, and post to the Fund’s website Internal Revenue Service Form 8937s, each year reporting such Fund’s distributions to its investors. See “Material U.S. Federal Income Tax Considerations” for a discussion of the material U.S. federal income tax considerations applicable to an investment in the shares of a Fund.

Fund Termination Events; Liquidation Rights

A Fund will liquidate at the sole discretion of the Sponsor. The Sponsor anticipates that the following circumstances will cause a Fund to liquidate:

•	certain changes in law;
•	an inability to register new shares;
•	failure to meet the Exchange listing requirements; or
•	the Fund size being too small to cover its fixed expenses and such condition being expected by the Sponsor to continue.

The Trust or any Fund, as the case may be, may be dissolved at any time and for any reason by the Sponsor with written notice to the shareholders. Any termination by the Sponsor of any or all of the Funds will result in the mandatory redemption of all outstanding shares of the terminated Funds.

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The Trust Agreement provides that, upon liquidation of a Fund, its assets will be distributed pro rata to the shareholders of such Fund based upon the Class Value per Share for each class of shares. Each shareholder will receive its share of the Fund’s assets in cash.

Tax Treatment of a Fund

The Trust Agreement provides that, by accepting a share in a Fund, the holder agrees to treat such share as an equity interest in a separate corporation (i.e., the Fund to which the share relates) for U.S. federal and applicable state and local income tax purposes. See “Material U.S. Federal Income Tax Considerations” for a discussion of the material U.S. federal income tax considerations applicable to an investment in the shares of a Fund.

MANAGEMENT OF THE SPONSOR

Under the Trust Agreement, all management functions of the Trust have been delegated to and are conducted by the Sponsor. In their capacities as officers of the Sponsor, the chief executive officer, chief operating officer and chief financial officer of the Sponsor may take certain actions and execute certain agreements and certifications for the Sponsor in its capacity as Sponsor of the Trust. The following is biographical information for the chief executive officer, chief operating officer and the chief financial officer of the Sponsor.

Jack Fonss

Jack Fonss has served as the President and Chief Executive Officer of the Sponsor since May 10, 2013. [ ]. He is also a registered representative of [ ].

Edward Cataldo

Edward Cataldo has served as the Vice President and Secretary of the Sponsor since May 10, 2013. [ ]. He is also a registered representative of [ ].

Forrest Gilman

Forrest Gilman has served as the Vice President, Chief Financial Officer and Treasurer of the Sponsor since May 10, 2013. [ ]. He is also a registered representative of [ ].

CONFLICT OF INTEREST

The Sponsor has not established formal procedures to resolve all potential conflicts of interest. Consequently, investors may be dependent on the good faith of the respective parties subject to such conflicts to resolve them equitably. The Sponsor does not expect that material conflicts of interest will arise in the operation of the Funds, each of which operates independently of the others.

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MATERIAL CONTRACTS

Fund Servicing Agreement

[ ] serves as the Funds’ administrator pursuant to the terms of the Fund Servicing Agreement in connection therewith. The administrator performs or supervises the performance of services necessary for the operation and administration of the Funds (other than making investment decisions or providing services provided by other service providers), including the Class Value calculations, accounting and other fund administrative services.

[ ] serves as the Funds’ transfer agent. Pursuant to the Agency Services Agreement, the transfer agent serves as the Funds’ transfer agent and agent in connection with certain other activities as provided under the Agency Services Agreement. Under the Agency Services Agreement, the transfer agent’s services include, among other things, assisting the Funds with the issuance and redemption of Creation Units to and from Authorized Participants, recording the issuance of Creation Units and maintaining a record of the total number of Creation Units that are authorized, issued and outstanding based upon data provided to the transfer agent by the Funds or the Sponsor.

The Agency Services Agreement and the Fund Servicing Agreement each have an initial term of one year and, after the initial term, will continue in effect for successive one-year periods unless terminated on at least seventy-five (75) day’s prior written notice by any party to the other parties. Notwithstanding the foregoing, any party may terminate the Agency Services Agreement or the Fund Servicing Agreement at any time upon thirty (30) day’s prior written notice to the other party if either party is adjudged bankrupt or insolvent, or there shall be commenced against such party a case under any applicable bankruptcy, insolvency or other similar law.

In its capacity as administrator and transfer agent, [ ] is both exculpated and indemnified under the Fund Servicing Agreement and the Agency Services Agreement, respectively.

Custody Agreement

[ ] serves as the Funds’ custodian and has entered into the Custody Agreement in connection therewith. Pursuant to the Custody Agreement, the custodian serves as custodian of all securities and cash at any time delivered to the custodian by the Funds during the term of the Custody Agreement and has authorized the custodian to hold its securities in its name or the names of its nominees. Pursuant to the terms of the Custody Agreement, the custodian may deposit and/or maintain the investment assets of the Funds in a securities depository and may appoint a subcustodian to hold investment assets of the Funds. The custodian establishes and maintains one or more securities accounts and cash accounts for the Funds pursuant to the Custody Agreement. The custodian maintains separate and distinct books and records segregating the assets of the Funds.

The Custody Agreement has an initial term of [ ]. After the initial term, the Custody Agreement will continue in effect for successive one-year periods unless the Trust, on behalf of the Funds, independently, or the custodian terminates the Custody Agreement by giving to the other party a notice in writing specifying the date of such termination, which will not be less than seventy-five (75) days after the date of such notice. In the event of the appointment of a

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successor custodian, the parties agree that the investment assets of the Funds held by the custodian or any subcustodian shall be delivered to the successor custodian in accordance with reasonable instructions described in the Custody Agreement. The parties further agree to cooperate in the execution of documents and performance of other actions necessary or desirable in order to facilitate the succession of the new custodian. If no successor custodian is appointed, the custodian shall in like manner transfer the Funds’ investment assets in accordance with the instructions set forth in the Custody Agreement. If no instructions are given as of the effective date of termination, the custodian may, at any time on or after such termination date and upon ten (10) consecutive calendar day’s written notice to the Fund, either: (1) deliver the investment assets held under the Custody Agreement to the Fund; or (2) deliver any investment assets held under the Custody Agreement to a bank or Trust company that meets the criteria set forth in the Custody Agreement, with such delivery being at the risk of the Funds. In the event that investment assets or moneys of the Funds remain in the custody of the custodian or its subcustodians after the date of termination of the Custody Agreement due to the failure of the Fund to issue instructions with respect to its disposition or the fact that such disposition could not be accomplished in accordance with such instructions despite diligent efforts of the custodian, the custodian shall be entitled to compensation for its services with respect to such investments and moneys during such period as the custodian or its subcustodians retain possession of such items, and the provisions of the Custody Agreement shall remain in full force and effect until the disposition of the investment assets.

The custodian is both exculpated and indemnified under the Custody Agreement.

THE ADMINISTRATOR

The Sponsor and the Trust, on behalf of itself and on behalf of the Funds, have appointed [ ] as the administrator of the Funds and [ ] has entered into the Fund Servicing Agreement in connection therewith. In addition, [ ] serves as transfer agent of the Funds.

The administrator’s fees are paid on behalf of the Funds by the Sponsor out of the Management Fee.

Pursuant to the terms of the Fund Servicing Agreement and under the supervision and direction of the Sponsor, the administrator prepares and files certain regulatory filings on behalf of the Funds. The administrator may also perform other services for the Funds pursuant to the Fund Servicing Agreement as mutually agreed to from time to time.

The administrator and any of its affiliates may from time to time purchase or sell shares for their own account, as agent for their customers and for accounts over which they exercise investment discretion.

The Sponsor, on behalf of the Funds, is expected to retain the services of one or more additional service providers to assist with certain tax reporting requirements of the Funds and their shareholders.

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THE CUSTODIAN

[ ] serves as the custodian of the Funds and has entered into the Custody Agreement in connection therewith. Pursuant to the terms of the Custody Agreement, the custodian is responsible for the holding and safekeeping of assets delivered to it by the Funds, and performing various administrative duties in accordance with instructions delivered to the custodian by the Funds. The custodian’s fees are paid on behalf of the Funds by the Sponsor out of the Management Fee.

THE TRANSFER AGENT

[ ], a [ ], serves as the transfer agent for each Fund pursuant to appointment by the Sponsor and the terms of the Agency Services Agreement. The transfer agent, among other things, provides transfer agent services with respect to the creation and redemption of Creation Units and acts as “index receipt agent” (as such term is defined in the rules of the National Securities Clearing Corporation (“NSCC”)) with respect to the settlement of orders from Authorized Participants. The transfer agent fees are paid on behalf of the Funds by the Sponsor out of the Management Fee.

THE SECURITIES DEPOSITORY; BOOK-ENTRY-ONLY SYSTEM; GLOBAL SECURITY

DTC acts as securities depository for the shares. DTC is a limited purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code, and a “clearing agency” registered pursuant to the provisions of section 17A of the Exchange Act. DTC was created to hold securities of DTC Participants and to facilitate the clearance and settlement of transactions in such securities among the DTC Participants through electronic book-entry changes. This eliminates the need for physical movement of securities certificates. DTC Participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations, some of whom (and/or their representatives) own DTC. Access to the DTC system is also available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a DTC Participant, either directly or indirectly. DTC has agreed to administer its book-entry system in accordance with its rules and bylaws and the requirements of law.

Upon the settlement date of any creation, transfer or redemption of shares, DTC credits or debits, on its book-entry registration and transfer system, the amount of the shares so created, transferred or redeemed to the accounts of the appropriate DTC Participants. The Sponsor and the Authorized Participants designate the accounts to be credited and charged in the case of creation or redemption of shares.

Beneficial ownership of the shares is limited to DTC Participants, Indirect Participants and persons holding interests through DTC Participants and Indirect Participants. Owners of beneficial interests in the shares are shown on, and the transfer of ownership is effected only through, records maintained by DTC (with respect to DTC Participants), the records of DTC Participants (with respect to Indirect Participants) and the records of Indirect Participants (with

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respect to shareholders that are not DTC Participants or Indirect Participants). Shareholders are expected to receive from or through the DTC Participant maintaining the account through which the shareholder has purchased their shares a written confirmation relating to such purchase.

Shareholders that are not DTC Participants may transfer the shares through DTC by instructing the DTC Participant or Indirect Participant through which the shareholders hold their shares to transfer the shares. Shareholders that are DTC Participants may transfer the shares by instructing DTC in accordance with the rules of DTC. Transfers are made in accordance with standard securities industry practice.

DTC may decide to discontinue providing its services with respect to the shares of the Funds by giving notice to the Trust and the Sponsor. Under such circumstances, the Sponsor will either find a replacement for DTC to perform its functions at a comparable cost or, if a replacement is unavailable, terminate the Funds.

The rights of the shareholders generally must be exercised by DTC Participants acting on their behalf in accordance with the rules and procedures of DTC. Because the shares can only be held in book-entry form through DTC and DTC Participants, investors must rely on DTC, DTC Participants and any other financial intermediary through which they hold the shares to receive the benefits and exercise the rights described in this section. Investors should consult with their broker or financial institution to learn more about procedures and requirements for securities held in book-entry form through DTC.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

General

The following discussion summarizes certain material U.S. federal income tax considerations relevant to the acquisition, ownership and disposition of the shares. This summary is based on the Code, current Treasury Regulations issued thereunder and judicial and IRS interpretations thereof, each as in effect on the date hereof, and all of which are subject to change, possibly with retroactive effect. This discussion applies only with respect to shares held as “capital assets” within the meaning of Section 1221 of the Code. It does not purport to address all aspects of U.S. federal income taxation that may be relevant to particular owners of the shares in light of their individual circumstances and does not address issues that may be specific to owners subject to special treatment under the Code, such as brokers, dealers or traders in securities or foreign currencies, tax-exempt entities, U.S. Holders (as defined below) that have a functional currency other than the U.S. dollar, persons subject to the alternative minimum tax, partnerships or other pass-through entities for U.S. federal income tax purposes, financial institutions, insurance companies, persons who hold their shares as part of a straddle, conversion transaction, hedge or other integrated investment, certain U.S. expatriates and U.S. Holders that hold their shares through either a “foreign financial institution” (as such term is defined in Section 1471(d)(4) of the Code and the Treasury Regulations thereunder) or certain other entities specified in Section 1472 of the Code and the Treasury Regulations thereunder. Nor does the following discussion address any aspects of state, local, estate, gift, non-income or non-U.S. tax laws.

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If an entity treated as a partnership for U.S. federal income tax purposes holds the shares, the U.S. federal income tax treatment of a partner in such partnership generally depends on the status of the partner and the activities of the partnership. Such partnerships and partners should consult their own tax advisors.

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of the shares that is, for U.S. federal income tax purposes: (i) an individual citizen or resident of the United States; (ii) a corporation (including an entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia; (iii) an estate the income of which is subject to U.S. federal income tax regardless of its source; or (iv) a trust that (x) is subject to primary supervision by a court within the United States and with respect to which one or more “United States persons” (within the meaning of the Code) have the authority to control all substantial decisions or (y) has made a valid election under applicable Treasury Regulations to be treated as a “United States person.” A “Non-U.S. Holder” is a beneficial owner of the shares other than a U.S. Holder or an entity treated as a partnership for U.S. federal income tax purposes.

Tax Characterization of Each Fund

In the opinion of Morrison & Foerster LLP, tax counsel to the Sponsor, each Fund should be treated as a separate corporation for U.S. federal income tax purposes. As such, each Fund should be subject to U.S. federal corporate income tax on its taxable income and holders of shares in such Fund should be treated as shareholders of a corporation for U.S. federal income tax purposes. The opinion of Morrison & Foerster LLP states that such conclusions are not entirely free from doubt because no direct authority addresses the treatment of an entity such as a Fund, that such opinion does not bind the IRS or a court and that no assurance can be provided that the IRS or a court will agree with such opinion. Moreover, the opinion of Morrison & Foerster LLP is based and conditioned on certain assumptions and representations by the Trust and each Fund as to factual matters and is expressed as of its date. In particular, such opinion is conditioned on each Fund making a valid election to be treated as a corporation for U.S. federal income tax purposes. Morrison & Foerster LLP has undertaken no obligation to advise holders of our shares of any subsequent change in the matters stated, represented or assumed by or in its opinion or any subsequent change in the applicable law.

If the IRS successfully challenged the intended treatment of a Fund as a corporation for U.S. federal income tax purposes, investors in the Fund could be required to recognize income, gains, losses and deductions with respect to their shares in amounts and at times materially different from those described below. Prospective investors in a Fund are urged to consult their own tax advisors regarding the tax consequences of an investment in a Fund to them.

The remainder of this discussion assumes each Fund will be treated as a separate corporation for U.S. federal income tax purposes. The Trust Agreement provides that, by accepting a share in a Fund, the holder agrees to such treatment.

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Tax Consequences Applicable to U.S. Holders

Regular Distributions of Shares

Although not entirely clear under applicable law, in the absence of published administrative guidance or caselaw to the contrary, each Fund intends to treat a Regular Distribution of shares as a taxable distribution of property in an amount equal to the fair market value of the distributed shares at the time of distribution. Under such treatment, such distribution will be taxed as a dividend to the extent of a Fund’s current and accumulated earnings and profits as determined for U.S. federal income tax purposes. In the case of individual U.S. Holders, such a dividend will be a “qualified dividend” eligible for reduced long-term capital gains rates if such U.S. Holder otherwise meets the requirements for “qualified dividend” treatment. In the case of a U.S. Holder that is a corporation, such a dividend will be eligible for the dividends-received deduction if such corporation otherwise meets the requirements for the dividends-received deduction. A distribution of shares in excess of a Fund’s current and accumulated earnings and profits will reduce a U.S. Holder’s adjusted tax basis in such a Holder’s existing shares and, to the extent such distribution exceeds such adjusted tax basis, will result in capital gain. Any such gain will be long-term capital gain if the U.S. Holder has held its shares for more than one year. A U.S. Holder will receive an adjusted tax basis in such distributed shares equal to their fair market value and such Holder’s holding period in such shares will begin on the day of the distribution.

Alternative characterizations are possible. A Regular Distribution of shares could be viewed as a nontaxable distribution of stock under Section 305(a) of the Code. Under such a view, a U.S. Holder would not recognize taxable income or gain on the distribution. Such U.S. Holder’s existing tax basis in the shares with respect to which the distribution was made would be allocated between such shares and the shares received pursuant to the distribution in proportion to their relative fair market values. A U.S. Holder’s holding period for shares received pursuant to the distribution would include the holding period of the shares with respect to which the distribution was made.

U.S. Holders should consult their own tax advisors regarding the consequences to them of a Regular Distribution of shares.

Special Distributions of Shares

Special Distributions of shares should be treated in the same manner as Regular Distributions of shares for U.S. federal income tax purposes.

Corrective Distributions of Shares

Each Fund intends to treat a Corrective Distribution as nontaxable to U.S. Holders. As such, a U.S. Holder would not recognize taxable income or gain on the distribution. Such U.S. Holder’s existing tax basis in the shares with respect to which the distribution was made would be allocated between such shares and the shares received pursuant to the distribution in proportion to their relative fair market values. A U.S. Holder’s holding period for shares received pursuant to the distribution would include the holding period of the shares with respect to which the distribution was made.

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It is possible the IRS could assert a Corrective Distribution of shares should be treated as a taxable distribution of property for U.S. federal income tax purposes. In such event, a Corrective Distribution of shares would be treated in the same manner as a Regular Distribution of shares treated as a taxable distribution of property for U.S. federal income tax purposes.

Share Splits

A reverse share split accompanying a Special Distribution or Corrective Distribution should be treated as a nontaxable recapitalization within the meaning of Section 368(a)(1)(E) of the Code. As such, U.S. Holders would not recognize gain or loss. A U.S. Holder’s existing tax basis in its shares prior to the reverse share split would be allocated among its shares after the reverse share split in proportion to their relative fair market values. Such Holder’s holding period in its shares following the reverse share split would include its holding period in the shares before the reverse share split.

Cash Distributions

A U.S. Holder that receives a distribution of cash in lieu of fractional shares generally should be treated as having received such fractional shares and then as having had such fractional shares redeemed for such cash. The treatment of distributions of shares is discussed above and the treatment of redemptions of shares is discussed below.

All other distributions of cash to a U.S. Holder generally will be taxed as a dividend to the extent of a Fund’s current and accumulated earnings and profits. In the case of individual U.S. Holders, such a dividend will be a “qualified dividend” eligible for reduced long-term capital gains rates if such U.S. Holder otherwise meets the requirements for “qualified dividend” treatment. In the case of a U.S. Holder that is a corporation, such a dividend will be eligible for the dividends-received deduction if such corporation otherwise meets the requirements for the dividends-received deduction. Any such distribution in excess of a Fund’s current and accumulated earnings and profits will reduce a U.S. Holder’s adjusted tax basis in such U.S. Holder’s shares and, to the extent such distribution exceeds such adjusted tax basis, will result in capital gain. Any such gain will be long-term capital gain if the U.S. Holder has held its shares for more than one year.

Redemptions

A redemption of shares for cash generally will be treated as a sale or other taxable disposition, discussed below, as long as the redemption: (a) results in a “complete termination” of the U.S. Holder’s interest in the Fund; (b) is “substantially disproportionate” with respect to the U.S. Holder; or (c) is “not essentially equivalent to a dividend” with respect to the U.S. Holder. In determining whether any of these tests has been met, shares actually owned, as well as shares considered to be owned by the U.S. Holder by reason of certain constructive ownership rules set forth in Section 318 of the Code, generally must be taken into account.

If none of the aforementioned tests are met, cash received by a U.S. Holder in redemption of its shares will be treated as a distribution of such cash (other than a distribution in lieu of fractional shares), discussed above.

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Because application of the foregoing tests depends on each U.S. Holder’s particular circumstances, U.S. Holders should consult their tax advisors about the possibility that all or a portion of any cash received in redemption of their shares could be treated as a distribution and the consequences thereof.

Sales or Other Dispositions

A U.S. Holder will recognize capital gain or loss on the sale or other taxable disposition of our shares equal to the difference between the sum of the fair market value of any property and cash received in such disposition and such U.S. Holder’s adjusted tax basis in such shares. Such gain or loss will be long-term capital gain or loss if the U.S. Holder has held its shares for more than one year. Capital losses generally are available only to offset capital gains of the U.S. Holder except in the case of individuals, who may offset up to $3,000 of ordinary income each year with capital losses.

Possible Application of the Straddle Rules

Pairs of Up and Down Shares of a Fund held by a U.S. Holder could be considered a “straddle” for purposes of Section 1092 of the Code. “Straddles” generally refer to “offsetting positions” with respect to “personal property,” which may include stock traded on an established financial market, such as a registered securities exchange, an interdealer quotation system or an interdealer market described in applicable Treasury Regulations. If pairs of Up and Down Shares held by a U.S. Holder comprised a “straddle” for purposes of Section 1092 of the Code: (i) losses realized on a disposition of a share within the straddle could be deferred; (ii) the holding period of the shares within the straddle could be suspended; and (iii) interest and certain other expenses allocable to the acquisition or ownership of shares within the straddle may have to be capitalized, rather than deducted.

The “straddle” rules of Section 1092 are complex and their application to securities such as the shares is uncertain. Prospective investors should consult their own tax advisors regarding the tax consequences to them of the potential application of Section 1092 of the Code to the shares.

Additional Medicare Tax

Certain U.S. Holders, including individuals, estates and trusts, will be subject to an additional 3.8% tax, which, for individuals, applies to the lesser of (i) “net investment income” or (ii) the excess of “modified adjusted gross income” over $200,000 ($250,000 if married and filing jointly or $125,000 if married and filing separately). “Net investment income” generally equals the taxpayer’s gross investment income reduced by deductions that are allocable to such income. Investment income generally includes passive income such as interest, dividends, annuities, royalties, rents and capital gains. Dividends, if any, on the shares and gain upon a sale or other taxable disposition of the shares will be subject to this additional tax.

Information Reporting and Back-Up Withholding

Each Fund will send IRS Form 1099s to U.S. Holders, and post IRS Form 8937s to its website, each year reporting distributions made by the Fund to such U.S. Holders. In addition,

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back-up withholding may apply, currently at a 28 percent rate, if a U.S. Holder fails to furnish its correct taxpayer identification number on an IRS Form W-9 or otherwise fails to comply with, or establish an exemption from, the back-up withholding requirements. Back-up withholding is not an additional tax. U.S. Holders generally will be entitled to credit any amounts withheld as back-up withholding against such U.S. Holder’s federal income tax liability or to a refund of the amounts withheld, provided the required information is furnished to the IRS in a timely manner.

Tax Consequences Applicable to Non-U.S. Holders

Regular Distributions of Shares

As discussed above with respect to U.S. Holders, each Fund intends to treat a Regular Distribution of shares as a taxable distribution of property in an amount equal to the fair market value of the distributed shares at the time of distribution. Under such treatment, such a distribution will be taxed as a dividend to the extent of a Fund’s current and accumulated earnings and profits as determined for U.S. federal income tax purposes. Each Fund intends to withhold tax from any such dividend distributed to a Non-U.S. Holder at a rate of 30% unless such Non-U.S. Holder has certified on an appropriate IRS Form W-8 that an applicable tax treaty with the United States reduces such rate with respect to such Non-U.S. Holder. Distributions of shares in excess of a Fund’s current and accumulated earnings and profits will not be taxable to a Non-U.S. Holder unless such Non-U.S. Holder is an individual present in the United States for 183 days or more in the taxable year of the distribution, in which case such Non-U.S. Holder would be subject to a 30 percent tax (or lower rate as provided under an applicable income tax treaty) to the extent such excess distribution also exceeded such Non-U.S. Holder’s adjusted tax basis in its existing shares.

As also discussed above, alternative characterizations of Regular Distributions of shares are possible. If, instead, a Regular Distribution of shares was viewed as a nontaxable distribution of stock under Section 305(a) of the Code, such distribution would not be taxable to a Non-U.S. Holder irrespective of the current and accumulated earnings and profits of a Fund.

Non-U.S. Holders should consult their own tax advisors regarding the consequences to them of a Regular Distribution of shares.

Special Distributions of Shares

Special Distributions of shares should be treated in the same manner as Regular Distributions of shares for U.S. federal income tax purposes.

Corrective Distributions of Shares

Each Fund intends to treat a Corrective Distribution of shares as nontaxable to a Non-U.S. Holder.

It is possible the IRS could assert a Corrective Distribution of shares should be treated as a taxable distribution of property for U.S. federal income tax purposes. In such an event, a Corrective Distribution of shares made to a Non-U.S. Holder would be treated in the same

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manner as a Regular Distribution of shares treated as a taxable distribution of property for U.S. federal income tax purposes.

Share Splits

A reverse share split accompanying a Special Distribution or Corrective Distribution should not be taxable to Non-U.S. Holders.

Cash Distributions

As with U.S. Holders, a Non-U.S. Holder that receives a distribution of cash in lieu of fractional shares generally should be treated as having received such fractional shares and then as having had such fractional shares redeemed for such cash. The treatment of distributions of shares is discussed above and the treatment of redemptions is discussed below.

All other distributions of cash to a Non-U.S. Holder generally will be taxed as a dividend to the extent of a Fund’s current and accumulated earnings and profits. Each Fund will withhold tax from any such dividend distributed to a Non-U.S. Holder at a rate of 30% unless such Non-U.S. Holder has certified on an appropriate IRS Form W-8 that an applicable tax treaty with the United States reduces such rate with respect to such Non-U.S. Holder. Distributions of cash in excess of a Fund’s current and accumulated earnings and profits will not be taxable to Non-U.S. Holders unless such Non-U.S. Holder is an individual present in the United States for 183 days or more in the taxable year of the distribution, in which case such Non-U.S. Holder would be subject to a 30 percent tax (or lower rate as provided under an applicable income tax treaty) to the extent such excess distribution also exceeded such Non-U.S. Holder’s adjusted tax basis in its existing shares.

Redemptions

A redemption of shares for cash generally will be treated as a sale or other disposition, discussed below, as long as the redemption: (a) results in a “complete termination” of the Non-U.S. Holder’s interest in the Fund; (b) is “substantially disproportionate” with respect to the Non-U.S. Holder; or (c) is “not essentially equivalent to a dividend” with respect to the Non-U.S. Holder. In determining whether any of these tests has been met, shares actually owned, as well as shares considered to be owned by the Non-U.S. Holder by reason of certain constructive ownership rules set forth in Section 318 of the Code, generally must be taken into account.

If none of the aforementioned tests are met, cash received by a Non-U.S. Holder in redemption of its shares will be treated as a distribution of such cash (other than a distribution in lieu of fractional shares), discussed above.

Because application of the foregoing tests depends on each Non-U.S. Holder’s particular circumstances, Non-U.S. Holders should consult their tax advisors about the possibility that all or a portion of any cash received in redemption of their shares could be treated as a distribution and the consequences thereof.

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Sales or Other Dispositions

A Non-U.S. Holder will not be subject to tax on a sale or other disposition of its shares unless such Non-U.S. Holder is an individual present in the United States for 183 days or more in the taxable year of the disposition, in which case such Non-U.S. Holder would be subject to a 30 percent tax (or lower rate as provided under an applicable income tax treaty) on any gain recognized in the disposition.

Effectively Connected Income

Notwithstanding the foregoing, if a Non-U.S. Holder’s ownership of the shares is effectively connected with the conduct by the Non-U.S. Holder of a trade or business within the United States (and, in the case of an applicable income tax treaty, is attributable to a permanent establishment maintained by the Non-U.S. Holder within the United States), the U.S. federal income tax consequences to such Non-U.S. Holder of an investment in the shares generally will be the same as those applicable to U.S. Holders except that corporate Non-U.S. Holders may incur an additional 30 percent “branch profits” tax (or lower rate as provided under an applicable income tax treaty) on income or gain recognized with respect to the shares. In order to establish that ownership of the shares is effectively connected with a trade or business conducted within the United States, a Non-U.S. Holder must provide a properly completed IRS Form W-8ECI.

Information Reporting and Back-Up Withholding

Information reporting may apply to Non-U.S. Holders. Copies of the information returns reporting amounts paid to Non-U.S. Holders and any withholding taxes also may be made available by the IRS to the tax authorities in the country in which a Non-U.S. Holder is a resident under the provisions of an applicable income tax treaty or other agreement. In general, back-up withholding will not apply to a Non-U.S. Holder provided such Non-U.S. Holder (i) provides a properly completed IRS Form W-8BEN, Form W-8ECI and/or Form W-8IMY, or a suitable substitute form, attesting to such Holder’s non-U.S. status, or (ii) the Non-U.S. Holder otherwise establishes an exemption.

In order to claim the benefits of an income tax treaty with the United States or to establish that ownership of the shares is effectively connected with a trade or business conducted within the United States, a Non-U.S. Holder must provide a properly completed IRS Form W-8BEN or IRS Form W-8ECI, respectively.

PURCHASES BY EMPLOYEE BENEFIT PLANS

General

The following section sets forth certain consequences under the Employee Retirement Income Security Act of 1974, as amended, or ERISA, and the Code, which a fiduciary of an “employee benefit plan” as defined in and subject to ERISA or of a “plan” as defined in and subject to Section 4975 of the Code who has investment discretion should consider before deciding to invest the plan’s assets in a Fund (such “employee benefit plans” and “plans” being referred to herein as “Plans,” and such fiduciaries with investment discretion being referred to herein as “Plan Fiduciaries”). The following summary is not intended to be complete, but only to

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address certain questions under ERISA and the Code which are likely to be raised by the Plan Fiduciary’s own counsel.

In general, the terms “employee benefit plan” as defined in and subject to Title I of ERISA and “plan” as defined in Section 4975 of the Code together refer to any plan or account of various types which provide retirement benefits or welfare benefits to an individual or to an employer’s employees and their beneficiaries. Such plans and accounts include, but are not limited to, corporate pension and profit-sharing plans, simplified employee pension plans, plans for self-employed individuals (including partners), individual retirement accounts described in Section 408 of the Code and medical plans.

Each Plan Fiduciary must give appropriate consideration to the facts and circumstances that are relevant to an investment in a Fund, which may include, among other things, the role that such an investment would play in the Plan’s overall investment portfolio. Each Plan Fiduciary, before deciding to invest in a Fund, must be satisfied that such investment is prudent for the Plan, that the investments of the Plan, including the investment in a Fund, are diversified so as to minimize the risk of large losses and that an investment in a Fund complies with the Plan documents and that the purchase will not result in any non-exempt prohibited transaction under ERISA or Section 4975 of the Code.

EACH PLAN FIDUCIARY CONSIDERING ACQUIRING SHARES ON BEHALF OF A PLAN MUST CONSULT WITH ITS OWN LEGAL AND TAX ADVISERS BEFORE DOING SO. AN INVESTMENT IN A FUND IS SPECULATIVE AND INVOLVES A HIGH DEGREE OF RISK. NONE OF THE FUNDS IS INTENDED AS A COMPLETE INVESTMENT PROGRAM.

“Plan Assets”

A regulation issued under ERISA by the U.S. Department of Labor contains rules for determining when an investment by a Plan in an equity interest of an entity will result in the underlying assets of such entity being considered to constitute assets of the Plan for purposes of ERISA and Section 4975 of the Code (i.e., “plan assets”). Those rules provide that assets of an entity will not be considered assets of a Plan which purchases an equity interest in the entity if one or more exceptions apply, including (1) an exception applicable if the equity interest purchased is a “publicly offered security” (the “Publicly Offered Security Exception”), and (2) an exception applicable if equity interests purchased by a plan are not significant, or the Insignificant Participation Exception.

The Publicly Offered Security Exception applies if the equity interest is a security that is (1) “freely transferable,” (2) part of a class of securities that is “widely held” and (3) either (a) part of a class of securities registered under Section 12(b) or 12(g) of the Exchange Act, or (b) sold to the Plan as part of a public offering pursuant to an effective registration statement under the Securities Act and the class of which such security is a part is registered under the Exchange Act within 120 days (or such later time as may be allowed by the SEC) after the end of the fiscal year of the issuer in which the offering of such security occurred.

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The Trust expects that the Publicly Offered Security Exception should apply with respect to the shares of each Fund.

Ineligible Purchasers

Among other considerations, shares may not be purchased with the assets of a Plan if the Sponsor or any of its respective affiliates, any of their respective employees or any employees of their respective affiliates: (1) has investment discretion with respect to the investment of such plan assets; (2) has authority or responsibility to give or regularly gives investment advice with respect to such plan assets, for a fee, and pursuant to an agreement or understanding that such advice will serve as a primary basis for investment decisions with respect to such plan assets and that such advice will be based on the particular investment needs of the Plan; or (3) is an employer maintaining or contributing to such Plan. A party that is described in clause (1) or (2) of the preceding sentence would be a fiduciary under ERISA and the Code with respect to the Plan, and unless an exemption applies, any such purchase might result in a prohibited transaction under ERISA and the Code.

Except as otherwise set forth, the foregoing statements regarding the consequences under ERISA and the Code of an investment in shares of the Funds are based on the provisions of the Code and ERISA as currently in effect, and the existing administrative and judicial interpretations thereunder. No assurance can be given that administrative, judicial or legislative changes will not occur that will not make the foregoing statements incorrect or incomplete.

THE PERSON WITH INVESTMENT DISCRETION SHOULD CONSULT WITH HIS OR HER ATTORNEY AND FINANCIAL ADVISERS AS TO THE PROPRIETY OF AN INVESTMENT IN SHARES IN LIGHT OF THE CIRCUMSTANCES OF THE PARTICULAR PLAN AND CURRENT TAX LAW.

PLAN OF DISTRIBUTION

Each Fund will issue shares in Creation Units to Authorized Participants continuously, at the Class Values per Share of each class of the Fund. The Funds will not issue fractions of a Creation Unit. Each issuance of Creation Units will occur in pairs of Up Shares and Down Shares or other specified share groupings for each Fund, as described in this prospectus.

Authorized Participants may offer to the public, from time-to-time, Up Shares and/or Down Shares from any Creation Units they create. Shares offered to the public by Authorized Participants will be offered at a per share offering price that will vary depending on, among other factors, the trading price of the Fund’s shares on the Exchange, the Class Value per Share of the offered class and the supply of and demand for the shares at the time of the offer. Shares initially comprising the same Creation Unit but offered by Authorized Participants to the public at different times may have different offering prices. Authorized Participants will not receive from the Fund, the Sponsor or any of their affiliates, any fee or other compensation in connection with their sale of shares to the public, although investors may be charged a customary commission by their brokers in connection with purchases of shares that will vary from investor to investor. Investors are encouraged to review the terms of their brokerage accounts for applicable charges.

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As of the date of this prospectus, [ ], [ ] and [ ] have each executed an Authorized Participant Agreement and are the only Authorized Participants. Additional Authorized Participants may be added from time to time.

Each Fund issues shares in Creation Units to Authorized Participants from time-to-time in exchange for cash on an ongoing basis. Because new shares can be created and issued on an ongoing basis at any point during the life of each Fund, a “distribution,” as such term is used in the Securities Act, will be occurring. An Authorized Participant, other broker-dealer firm or its client will be deemed a statutory underwriter, and thus will be subject to the prospectus delivery and liability provisions of the Securities Act, if it purchases a Creation Unit from any Fund, breaks the Creation Unit down into the constituent shares and sells the shares to its customers; or if it chooses to couple the creation of a supply of new shares with an active selling effort involving solicitation of secondary market demand for the shares. A determination of whether one is an underwriter must take into account all the facts and circumstances pertaining to the activities of the broker-dealer or its client in the particular case, and the examples mentioned above should not be considered a complete description of all the activities that would lead to categorization as an underwriter. Authorized Participants, other broker-dealers and other persons are cautioned that some of their activities will result in their being deemed participants in a distribution in a manner which would render them statutory underwriters and subject them to the prospectus delivery and liability provisions of the Securities Act. For example, [ ] as initial Authorized Participant will be a statutory underwriter with respect to its purchase of initial Creation Units, as described below.

Dealers who are neither Authorized Participants nor “underwriters” but are participating in a distribution (as contrasted to ordinary secondary trading transactions), and thus dealing with shares that are part of an “unsold allotment” within the meaning of section 4(3)(C) of the Securities Act, would be unable to take advantage of the prospectus delivery exemption provided by section 4(3) of the Securities Act.

The initial Authorized Participant of each Fund is expected to be [ ]. The initial Creation Units of each Fund are expected to be purchased by the initial Authorized Participant on or soon after the day the SEC declares effective the registration statement of which this prospectus is a part. The initial offering price was set as an appropriate and convenient price that would facilitate secondary market trading of the shares. The shares of a Fund are expected to begin trading on the Exchange on the business day following the purchase of the initial Creation Units from such Fund by the initial Authorized Participant. The initial Authorized Participant intends to offer the shares of the initial Creation Units of each Fund publicly at a per share offering price that will vary, depending on, among other factors, the Class Value per Share of the shares and the trading price of the shares on the Exchange. The initial Authorized Participant will not receive from the Trust, any Fund, the Sponsor, the Trustee or any of their affiliates a fee or other compensation in connection with the sale of any Fund’s shares. The initial Authorized Participant is considered a statutory underwriter because it intends to distribute the shares it receives from the purchase of the initial Creation Units.

The Trust and the Funds will not bear any expenses in connection with the offering or sales of the initial Creation Units.

107

Retail investors may purchase and sell shares through traditional brokerage accounts. Investors who purchase shares through a commission/fee-based brokerage account may pay commissions/fees charged by the brokerage account. Investors are encouraged to review the terms of their brokerage accounts for applicable charges.

The offering of Creation Units is being made in compliance with Conduct Rule 2310 of FINRA. Accordingly, the Authorized Participants will not make any sales to any account over which they have discretionary authority without the prior written approval of a purchaser of shares. The maximum amount of items of value to be paid to FINRA Members in connection with the offering of the shares by a Fund will not exceed 10% of the gross proceeds of the offering.

Marketing Services

[ ] (“[Marketing Agent]”) assists the Sponsor with certain functions and duties relating to marketing of the Funds, which include the following: consultation with the marketing staff of the Sponsor and its affiliates with respect to FINRA compliance in connection with marketing efforts; review and filing of marketing materials with FINRA; and consultation with the Sponsor and its affiliates in connection with marketing and sales strategies. Investors may contact [Marketing Agent] toll-free in the U.S. at [ ].

[Marketing Agent] retains all marketing materials separately for each Fund at its principal office at [ ]; telephone number [ ].

The Sponsor, out of the Management Fee, pays [Marketing Agent] for performing its duties on behalf of each Fund and may pay [Marketing Agent] additional compensation in consideration of the performance by [Marketing Agent] of additional marketing, distribution and ongoing support services to such Fund. Such additional services may include, among other services, the development and implementation of a marketing plan and the utilization of [Marketing Agent]’s resources.

The payment to [Marketing Agent] will not, in the aggregate, exceed [ ]% of the aggregate dollar amount of the offering. The Trust will advise [Marketing Agent] if the payments described hereunder must be limited, when combined with selling commissions charged by other FINRA members, in order to comply with the 10% limitation on total underwriters’ compensation pursuant to FINRA Rule 2310.

LEGAL MATTERS

Katten Muchin Rosenman LLP has advised the Sponsor in connection with the shares being offered hereby. Morrison & Foerster LLP has acted as tax counsel to the Sponsor in connection with the shares being offered hereby.

No counsel has been engaged to act on behalf of the shareholders with respect to matters relating to the Trust or any Fund.

108

EXPERTS

The financial statements included in this prospectus have been audited by [ ], an independent registered public accounting firm, as set forth in their report appearing herein, and are included in reliance upon the report of such firm based on their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

This prospectus constitutes part of the registration statement on Form S-1 filed by the Trust on its own behalf and on behalf of each Fund with the SEC in Washington, D.C. under the Securities Act. This prospectus does not contain all of the information set forth in the registration statement (including the exhibits to the registration statement) parts of which have been omitted in accordance with the rules and regulations of the SEC. For further information about the Trust, the Funds, or the shares, please refer to the registration statement, which you may inspect, without charge, at the public reference facilities of the SEC at the below address or online at www.sec.gov, or obtain at prescribed rates from the public reference facilities of the SEC at the below address. Information about the Trust, the Funds and the shares can also be obtained from the following website: www.AccuShares.com. This internet address is only provided here as a convenience to you to allow you to access the Trust’s website, and the information contained on or connected to the website is not part of this prospectus or the registration statement of which this prospectus is part.

The Trust is subject to the reporting requirements of the Exchange Act and will file quarterly and annual reports and other required information with the SEC. The Trust will file an updated prospectus annually pursuant to the Securities Act. The reports and other information can be inspected at the public reference facilities of the SEC located at 100 F Street, NE, Washington, D.C. 20549 and online at www.sec.gov. You may also obtain copies of such material from the public reference facilities of the SEC at 100 F Street, NE, Washington, D.C. 20549, at prescribed rates. You may obtain more information concerning the operation of the public reference facilities of the SEC by calling the SEC at 1-800-SEC-0330 or visiting the SEC’s website online at www.sec.gov.

STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains “forward-looking statements” with respect to the Trust’s and the Funds’ financial conditions, results of operations, plans, objectives, future performance and business. Statements preceded by, followed by or that include words such as “may,” “will,” “should,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential” or similar expressions are intended to identify some of the forward-looking statements. All statements (other than statements of historical fact) included in this prospectus that address activities, events or developments that will or may occur in the future, including such matters as changes in commodity prices and market conditions (for commodities and the shares), the Trust’s operations, the Sponsor’s plans and references to the Trust’s future success and other similar matters are forward-looking statements. These statements are only predictions. Actual events or results may differ materially. These statements are based upon certain assumptions and analyses the Sponsor has made based on its perception of historical trends, current conditions and

109

expected future developments, as well as other factors appropriate in the circumstances. Whether or not actual results and developments will conform to the Sponsor’s expectations and predictions, however, is subject to a number of risks and uncertainties, including the special considerations discussed in this prospectus, general economic, market and business conditions, changes in laws or regulations, including those concerning taxes, made by governmental authorities or regulatory bodies, and other world economic and political developments. See “Risk Factors.” Consequently, all the forward-looking statements made in this prospectus are qualified by these cautionary statements, and there can be no assurance that the actual results or developments the Sponsor anticipates will be realized or, even if substantially realized, that they will result in the expected consequences to, or have the expected effects on, the Trust’s operations or the value of the shares. Moreover, neither the Sponsor nor any other person assumes responsibility for any accuracy or completeness of the forward-looking statements. Neither the Trust nor the Sponsor is under a duty to update any of the forward-looking statements to conform such statements to actual results or to reflect a change in the Sponsor’s expectations or predictions.

Except as expressly required by federal securities laws, the Trust assumes no obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise. Investors should not place undue reliance on any forward-looking statements.

110

ACCUSHARES COMMODITIES TRUST I

INDEX TO FINANCIAL INFORMATION

[To be provided.]

F-1

AccuShares Commodities Trust I
[ ] Fund
Statement of Financial Condition
[ ], 2013

Assets:
Cash	$	[ ]

Capital:
Capital	$	[ ]

The accompanying notes are an integral part of this financial statement.

F-2

AccuShares Commodities Trust I
Combined Financial Statement
[ ], 2013

Assets:
Cash	$	[ ]

Capital:
Capital	$	[ ]

The accompanying notes are an integral part of this financial statement.

F-3

ACCUSHARES COMMODITIES TRUST I

Notes to the Financial Statement

NOTE 1 ORGANIZATION

The Trust is a Delaware statutory trust formed on June [ ], 2013 and currently organized into separate Funds.

NOTE 2 SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of significant accounting policies followed by each Fund in preparation of its financial statements. These policies are in conformity with accounting principles generally accepted in the United States of America (“GAAP”).

Use of Estimates & Indemnifications

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts and disclosures in these financial statements. Actual results could differ from those estimates.

In the normal course of business, each Fund enters into contracts that contain a variety of representations which provide general indemnifications. The Trust’s maximum exposure under these arrangements cannot be known; however, the Sponsor expects any risk of loss to be remote.

Income Taxes

For U.S. federal and applicable state and local income tax purposes, the Trust intends to treat (i) each Fund as a separate taxable corporation, (ii) the shares of each Fund as stock therein and (iii) each investor in a Fund as a shareholder in such Fund. Accordingly, each taxable year each Fund will be subject to federal and applicable state and local income taxation at applicable corporate income tax rates on its net taxable income, if any.

NOTE 3 AGREEMENTS

Management Fee

Each class of a Fund pays the Sponsor the Management Fee, monthly in arrears, in an amount equal to the percentage of its average daily Class Value at the rates indicated in the following table:

F-4

AccuShares Commodity Funds:	Management Fee for Up Shares	Management Fee for Down Shares
AccuShares Spot Oil Fund	[ ] bps	[ ] bps
AccuShares Spot Natural Gas Fund	[ ] bps	[ ] bps
AccuShares Spot Brent Oil Fund	[ ] bps	[ ] bps
AccuShares Spot Copper Fund	[ ] bps	[ ] bps
AccuShares GSCI Commodities Fund	[ ] bps	[ ] bps
AccuShares Volatility Fund	[ ] bps	[ ] bps

The Sponsor receives the Management Fee and otherwise bears all the routine ordinary expenses of each Fund, including the fees and reimbursable expenses of the Trustee, the custodian, the administrator, the transfer agent, the Index Providers and the marketing agent. The Funds bear all their income tax liabilities, which are accrued daily, and their extraordinary, non-recurring expenses that are not assumed by the Sponsor under the Trust Agreement.

No other fee is paid by the Funds. The Management Fee is paid in consideration of the Sponsor’s management and administrative services and the other services provided to the Funds for which the Sponsor pays directly.

Brokerage Commissions and Fees

The Fund will pay its respective brokerage commissions, including applicable exchange fees if any.

The Administrator

The Sponsor and the Trust, for itself and on behalf of the Fund, has appointed [ ] as the administrator of the Funds, and the Sponsor, the Trust, on its own behalf and on behalf of the Fund, and the administrator have entered into the Fund Servicing Agreement in connection therewith.

Pursuant to the terms of the Fund Servicing Agreement and under the supervision and direction of the Sponsor and the Trust, the administrator will prepare and file certain regulatory filings on behalf of the Fund. The administrator may also perform other services for the Fund pursuant to the Fund Servicing Agreement as mutually agreed upon by the Sponsor, the Trust and the administrator from time to time. Pursuant to the terms of the Agency Services Agreement, [ ] will also serve as the transfer agent of the Fund. The administrator’s fees will be paid on behalf of the Fund by the Sponsor.

The Custodian

[ ] will serve as custodian of the Fund, and the Trust, on its own behalf and on behalf of the Fund, and the custodian have entered into a Custody Agreement in connection therewith. Pursuant to the terms of the Custody Agreement, the custodian will be responsible for the holding and safekeeping of assets delivered to it by the Fund, and performing various administrative duties in accordance with instructions delivered to the custodian by the Fund. The custodian’s fees are paid on behalf of the Fund by the Sponsor.

F-5

The Marketing Agent

[ ] will serve as Marketing Agent of the shares and will assist the Sponsor with certain functions and duties relating to marketing of the Funds, including consulting with the marketing staff of the Sponsor and its affiliates with respect to compliance with the requirements of FINRA in connection with marketing efforts and reviewing and filing of marketing materials with FINRA. The Sponsor will enter into the Marketing Agency Agreement with the marketing agent.

Routine Operational, Administrative and Other Ordinary Expenses

The Sponsor will pay all of the routine operational, administrative, and other ordinary expenses of each Fund, including, but not limited to, computer services expenses, the fees and expenses of the Trustee, the transfer agent, the custodian, the administrator and the marketing agent, legal and accounting fees and expenses, filing fees, and printing, mailing and duplication costs.

Non-Recurring Fees and Expenses

All extraordinary, non-recurring expenses (referred to as extraordinary fees and expenses in the Trust Agreement), if any, will be borne by the affected Funds. Extraordinary fees and expenses affecting the Trust as a whole will be prorated to each Fund according to its respective aggregate Class Values. Extraordinary, non-recurring expenses include, without limitation, legal claims and liabilities, litigation costs or indemnification or other unanticipated expenses. Such fees and expenses, by their nature, are unpredictable with respect to timing and amount.

NOTE 4 OFFERING COSTS

Normal and expected expenses incurred in connection with the continuous offering of shares of each Fund will be paid by the Sponsor.

NOTE 5 CREATION AND REDEMPTION OF CREATION UNITS

The Fund will issue and redeem shares from time to time, but only in one or more Creation Units. A Creation Unit is a block of both 25,000 Up Shares and 25,000 Down Shares of the Fund. Creation Units may be created or redeemed only by Authorized Participants. Authorized Participants may sell the shares included in the Creation Units they purchase from the Fund to other investors in the secondary market.

Except when aggregated in Creation Units, the shares are not redeemable securities. Retail investors, therefore, generally will not be able to purchase or redeem shares directly from or with the Fund. Rather, most retail investors will purchase or sell shares in the secondary market with the assistance of a broker.

Authorized Participants are required to pay a transaction fee of $[500] to the Fund in connection with each order for the creation or redemption of Creation Units and may pay a variable transaction fee of up to [ ]% of the value of the Creation Unit that is purchased or redeemed unless the transaction fee is waived or otherwise adjusted by the Sponsor.

F-6

NOTE 6 SUBSEQUENT EVENTS

[Management has evaluated the possibility of subsequent events existing in the Fund’s financial statements through the date the financial statements were issued. Management has determined that there are no material events that would require disclosure in the Fund’s financial statements through this date.]

F-7

INDEPENDENT AUDITOR’S REPORT

[To be provided.]

F-8

GLOSSARY OF CERTAIN TERMS

In this prospectus, each of the following quoted terms has the meaning set forth after such term:

“Agency Services Agreement”—An agreement entered into between an agency service provider and the Sponsor providing, among other things, transfer agent services with respect to the creation and redemption of Creation Units.

“Authorized Participant”—A person who is (1) a registered broker-dealer or other securities market participant such as a bank or other financial institution which is not required to register as a broker-dealer to engage in securities transactions, (2) a participant in DTC, and (3) a party to an Authorized Participant Agreement with the administrator and the Sponsor setting forth the procedures for the creation and redemption of Creation Units in a Fund. Only Authorized Participants may place orders to create or redeem one or more Creation Units of a Fund.

“Authorized Participant Agreement”—An agreement entered into between an Authorized Participant, the Sponsor and the administrator which sets forth the procedures for the creation and redemption of Creation Units in a Fund.

“business day”—A day on which the Exchange is open for trading during its regular session, which includes a day on which the Exchange closes prior to its scheduled time.

“CBOE”—The Chicago Board Options Exchange.

“CBOT—The Chicago Board of Trade.

“CEA”—The Commodity Exchange Act.

“CFTC”—The Commodity Futures Trading Commission.

“Class Value per Share”—The value per share representing such share’s relative portion of the Class Value of its class.

“Class Value”—the liquidation value of a Fund attributable to one of its classes.

“Code”—The United States Internal Revenue Code of 1986.

“Corrective Distribution”—A distribution by any Fund expected to occur if the trading prices of its classes’ shares on the Exchange deviate for a specified length of time by over a specified threshold amount from the Class Value per Share of such class.

“Creation Unit”—A block of 25,000 Up Shares and 25,000 Down Shares that is created for sale by the Trust to Authorized Participants and/or submitted to the Trust for redemption by an Authorized Participant.

“Custody Agreement”—An agreement entered into between the custodian and the Sponsor which sets forth the terms of the services provided by the custodian to the Funds.

G-1

“Distribution Date”—Any date on which a Regular Distribution, a Special Distribution or a Corrective Distribution is deemed to occur.

“Dodd-Frank Act”—The Dodd-Frank Wall Street Reform and Consumer Protection Act.

“Down Share”—A Fund share whose Class Value is negatively linked to the Fund’s Underlying Index.

“Down Share Index Factor”—The fixed inverse linear relationship of the Class Value of a Down Share with its Fund’s Underlying Index.

“DSTA”—The Delaware Statutory Trust Act.

“DTC Participant”—A Participant in DTC, such as a bank, broker, dealer, or trust company.

“DTC”—The Depository Trust Company.

“Eligible Assets”—Cash, eligible Treasuries and eligible repos.

“eligible repos”—Over-night repurchase agreements collateralized by United States Treasury securities.

“eligible Treasuries”—Bills, bonds and notes issued and guaranteed by the United States Treasury with remaining maturities of three months or less.

“Exchange Act”—The Securities Exchange Act of 1934.

“Exchange”—[Exchange], the venue where each Fund’s shares are listed and traded.

“FINRA”—The Financial Industry Regulatory Authority, Inc.

“Fund Servicing Agreement”—An agreement entered into between the administrator and the Sponsor which sets forth the terms of the services provided by the administrator to the Funds.

“[ ] Handbook”—An Index Provider publication explaining the methodology for calculation of each Underlying Index. A copy of the Handbook can be obtained from the following website www.[ ].com.

“ICE”—The Intercontinental Exchange.

“Index Providers”—[ ], who are unaffiliated with the Trust and the Sponsor and are responsible for the construction, calculation, maintenance and publication of each Underlying Index.

“Investment Company Act”—The Investment Company Act of 1940.

“IRS”—The United States Internal Revenue Service.

G-2

“Management Fee”—The management fee each Fund pays the Sponsor in consideration of the Sponsor’s management and administrative services and the other services provided to the Funds for which the Sponsor pays directly.

“Non-U.S. Holder”—A beneficial owner of a share that is not a U.S. Holder or an entity treated as a partnership for U.S. federal income tax purposes.

“NSCC”—The National Securities Clearing Corporation.

“NYMEX”—The New York Mercantile Exchange.

“Regular Distribution”—A distribution by any Fund expected to occur at regular intervals for each Fund.

“SEC”—The Securities and Exchange Commission.

“Securities Act”—The Securities Act of 1933.

“Share Index Factor”—Both the Up Share Index Factor and the Down Share Index Factor.

“Special Distribution”—A distribution by any Fund expected to occur when the level or value of the Fund’s Underlying Index changes by a fixed amount since the prior Distribution Date but before the next Regular Distribution.

“Sponsor”—AccuShares Management LLC, as sponsor for the Trust.

“Trust Agreement”—The Amended and Restated Trust Agreement dated as of [ ], 2013 between the Sponsor and the Trustee, as amended or supplemented from time to time, under which the Trust is formed and the rights and duties of the Sponsor and the Trustee are defined.

“Trust”—AccuShares Commodities Trust I, a Delaware statutory trust formed on June [ ], 2013.

“Trustee”—[ ], a [ ] trust company, acting as trustee for the purpose of creating the Trust as a Delaware statutory trust in accordance with the provisions of the DSTA.

“U.S. Holder”—A beneficial owner of the shares that is, for U.S. federal income tax purposes: (i) an individual citizen or resident of the United States; (ii) a corporation (including an entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia; (iii) an estate the income of which is subject to U.S. federal income tax regardless of its source; or (iv) a trust that (x) is subject to primary supervision by a court within the United States and with respect to which one or more “United States persons” (within the meaning of the Code) have the authority to control all substantial decisions or (y) has made a valid election under applicable Treasury Regulations to be treated as a “United States person.”

“Underlying Index”—An index referencing a specified commodity or set of commodities or measures of volatility of a broad-based equity index and whose performance is tracked by a Fund.

G-3

“Up Share Index Factor”—The fixed positive linear relationship of the Class Value of an Up Share with its Fund’s Underlying Index.

“Up Share”—A Fund share whose Class Value is positively linked to the Fund’s Underlying Index.

G-4

PROSPECTUS

ACCUSHARES COMMODITIES TRUST I

$[ ],000 AccuShares Spot WTI Crude Oil Up Shares
$[ ],000 AccuShares Spot WTI Crude Oil Down Shares

$[ ],000 AccuShares Spot Brent Crude Oil Up Shares
$[ ],000 AccuShares Spot Brent Crude Oil Down Shares

$[ ],000 AccuShares Spot Natural Gas Up Shares
$[ ],000 AccuShares Spot Natural Gas Down Shares

$[ ],000 AccuShares Spot Copper Up Shares
$[ ],000 AccuShares Spot Copper Down Shares

$[ ],000 AccuShares GSCI Commodities Up Shares
$[ ],000 AccuShares GSCI Commodities Down Shares

$[ ],000 AccuShares Volatility Up Shares
$[ ],000 AccuShares Volatility Down Shares

Until [ ], [ ] ([ ] calendar days after the date of this prospectus), all dealers effecting transactions in the shares, whether or not participating in this distribution, may be required to deliver a prospectus. This requirement is in addition to the obligations of dealers to deliver a prospectus when acting as underwriters and with respect to unsold allotments or subscriptions.

[ ], 2013

PART II—INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

The Registrant (“Registrant” or “Trust”) shall not bear any expenses incurred in connection with the issuance and distribution of the securities being registered. These expenses shall be paid by AccuShares Management LLC, the Sponsor of the Registrant (“Sponsor”).

Item 14. Indemnification of Directors and Officers.

Section [5.6(a)] of the Registrant’s Amended and Restated Trust Agreement (“Trust Agreement”) between [  ], the Registrant’s Trustee (“Trustee”), and the Sponsor provides that the Trustee, its directors, employees and agents (each a “Trustee Indemnified Party”) shall be indemnified from the Trust and held harmless against any loss, liability or expense (including, but not limited to, the reasonable fees and expenses of counsel) arising out of or in connection with the performance of its obligations under the Trust Agreement and under each other agreement entered into by the Trustee, in furtherance of the administration of the Trust (including, without limiting the scope of the foregoing, the Custody Agreements and Authorized Participant Agreements to which the Trustee is a party, including the Trustee’s indemnification obligations thereunder) or by reason of the Trustee’s acceptance of the Trust incurred without (1) gross negligence, bad faith, willful misconduct or willful malfeasance on the part of such Trustee Indemnified Party in connection with the performance of its obligations under the Trust Agreement or any such other agreement or any actions taken in accordance with the provisions of the Trust Agreement or any such other agreement or (2) reckless disregard on the part of such Trustee Indemnified Party of its obligations and duties under the Trust Agreement or any such other agreement. Such indemnity shall include payment from the Trust of the costs and expenses incurred by such Trustee Indemnified Party in defending itself against any claim or liability in its capacity as Trustee. Any amounts payable to a Trustee Indemnified Party under Section 5.6(a) of the Trust Agreement may be payable in advance or may be secured by a lien on the Trust.

Section [5.6(b)] of the Trust Agreement provides that the Sponsor and its members, managers, directors, officers, employees, affiliates (as such term is defined under the Securities Act of 1933, as amended (“Securities Act”)) and subsidiaries (each a “Sponsor Indemnified Party”) shall be indemnified from the Trust and held harmless against any loss, liability or expense (including, but not limited to, the reasonable fees and expenses of counsel) arising out of or in connection with the performance of its obligations under the Trust Agreement and under each other agreement entered into by the Sponsor, in furtherance of the administration of the Trust (including, without limiting the scope of the foregoing, authorized participant agreements to which the Sponsor is a party, including the Sponsor’s indemnification obligations thereunder) or any actions taken in accordance with the provisions of the Trust Agreement incurred without (1) gross negligence, bad faith, willful misconduct or willful malfeasance on the part of such Sponsor Indemnified Party in connection with the performance of its obligations under the Trust Agreement or any such other agreement or any actions taken in accordance with the provisions of the Trust Agreement or any such other agreement or (2) reckless disregard on the part of such Sponsor Indemnified Party of its obligations and duties under the Trust Agreement or any such other agreement. Such indemnity shall include payment from the Trust of the costs and expenses incurred by such Sponsor Indemnified Party in defending itself against any claim or liability in its capacity as Sponsor. Any amounts payable to a Sponsor Indemnified Party under Section 5.6(b) of the Trust Agreement may be payable in advance or may be secured by a lien on the Trust. The Sponsor may, in its discretion, undertake any action which it may deem necessary or desirable in respect of the Trust Agreement and the rights and duties of the parties hereto and the interests of the shareholders of the Trust and, in such event, the legal expenses and costs of any such actions shall be expenses and costs of the Trust and the Sponsor shall be entitled to be reimbursed therefor by the Trust.

The indemnities provided by Section 5.6 of the Trust Agreement shall survive notwithstanding any termination of the Trust Agreement and the Trust or the resignation or removal of the Trustee or the Sponsor, respectively.

Item 15. Recent Sales of Unregistered Securities.

Not applicable.

Item 16. Exhibits and Financial Statement Schedules.

(a) Exhibits

II-1

Exhibit Number	Description
4.1	Amended and Restated Trust Agreement (the “Trust Agreement”)*
4.2	Form of Authorized Participant Agreement*
4.3	Form of Global Certificate (attached as Exhibit A to the Trust Agreement)*
5.1	Opinion of Katten Muchin Rosenman LLP as to legality*
10.1	Form of Custody Agreement*
10.2	Form of Fund Servicing Agreement*
10.3	Form of Depository Agreement*
10.4	Form of Marketing Agency Agreement*
10.5	Form of Agency Services Agreement*
23.1	Consent of Independent Registered Public Accountants*
23.2	Consents of Katten Muchin Rosenman LLP are included in Exhibits 5.1 and 8.1*
24.1	Powers of attorney are included on the signature page to this registration statement of the Trust filed with the Securities and Exchange Commission on July [ ], 2013.

_____________________________

*	To be supplied by amendment.

(b) Financial Statement Schedules

Not applicable.

Item 17. Undertakings.

The undersigned Registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:

(i) If the Registrant is relying on Rule 430B:

II-2

(A) Each prospectus filed by the Registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(B) Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or (x) for the purpose of providing the information required by section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date; or

(ii) If the Registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(5) That, for the purpose of determining liability of the Registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities:

The undersigned Registrant undertakes that in a primary offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 424;

(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned Registrant or used or referred to by the undersigned Registrant;

(iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and

(iv) Any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.

(6) That insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person

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in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

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SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of [ ], Connecticut, on July [ ], 2013.

ACCUSHARES MANAGEMENT LLC Sponsor of AccuShares Commodities Trust I

By:	Jack Fonss Chief Executive Officer

Each person whose signature appears below hereby constitutes Jack Fonss and Forrest G. Gilman, and each of them singly, his true and lawful attorneys-in-fact with full power to sign on behalf of such person, in the capacities indicated below, any and all amendments to this registration statement and any subsequent related registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933, and generally to do all such things in the name and on behalf of such person, in the capacities indicated below, to enable the Registrant to comply with the provisions of the Securities Act of 1933 and all requirements of the Securities and Exchange Commission thereunder, hereby ratifying and confirming the signature of such person as it may be signed by said attorneys-in-fact, or any of them, on any and all amendments to this registration statement or any such subsequent related registration statement.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities* and on the dates indicated.

Signature	Capacity	Date
	Chief Executive Officer (principal executive officer)	July [ ], 2013
Jack Fonss

Forrest G. Gilman	Chief Financial Officer and Vice President (principal financial officer and principal accounting officer)	July [ ], 2013

*	The Registrant is a Trust and the persons are signing in their capacities as officers of AccuShares Management LLC, the Sponsor of the Registrant.

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